5/22

07023736

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eisai Co, Ltd

*CURRENT ADDRESS

PROCESSED

MAY 2 4 2007

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04015 FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: [signature]

DATE: 5/23/07

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
May 15, 2007

5-31-07
AR/S

On May 15, 2007, Eisai Co., Ltd. announced annual consolidated financial results for the fiscal year ended March 31, 2007.

- Date of the Board of Directors' Meeting: May 15, 2007
- The financial statements are not prepared in accordance with U.S. GAAP.
- Eisai Co., Ltd. is listed on both the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director, President & CEO
- Inquiries should be directed to:

Akira Fujiyoshi
Vice President
Corporate Communications, Investor Relations

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL http://www.eisai.co.jp/index-e.html

Expected date of Ordinary General Meeting of Shareholders: June 22, 2007
Expected date of payment of dividend: May 28, 2007
Expected date of Annual Security Report (Yuho) submission: June 22, 2007

Note: For additional specific information, please refer to the official Japanese-language version of this release.
This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2006 – MARCH 31, 2007)

1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006-March 31, 2007	¥674,111 mil.	12.1%	¥105,263 mil.	10.0%	¥110,462 mil.	10.4%
April 1, 2005-March 31, 2006	¥601,252 mil.	12.8%	¥95,704 mil.	10.2%	¥100,025 mil.	12.3%

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share	Return on Equity	Ordinary Income/ Total Assets	Operating Income/ Net Sales
April 1, 2006-March 31, 2007	¥70,614 mil.	11.4%	¥247.85	¥247.47	13.2%	14.4%	15.6%
April 1, 2005-March 31, 2006	¥63,410 mil.	14.2%	¥221.86	¥221.61	13.0%	14.2%	15.9%

Reference: Equity in earnings:

- Fiscal year ended March 31, 2007: ¥15 mil.
- Fiscal year ended March 31, 2006: ¥25 mil.

2) FINANCIAL POSITION

Year End	Total Assets	Equity	(Equity - Minority interests - Stock acquisition rights) / Total assets	Book-value per share
March 31, 2007	¥792,114 mil.	¥562,698 mil.	69.7%	¥1,944.41
March 31, 2006	¥747,231 mil.	¥519,215 mil.	69.5%	¥1,816.23

Reference: (Equity - Minority interests - Stock acquisition rights):

- Fiscal year ended March 31, 2007: 552,464 million yen
- Fiscal year ended March 31, 2006: N/A

Notes: Shareholders' Equity, Equity Ratio and Shareholders' Equity per Share for the periods ended March 31, 2006 are respectively, described as 'Equity', '(Equity - Minority interests - Stock acquisition rights) / Total assets' and 'Book-value per share' .

3) CASH FLOW CONDITION

Year End	Net Cash Provided by Operating Activities	Net Cash Used in Investing Activities	Net Cash Used in Financing Activities	Cash & Cash Equivalents
March 31, 2007	¥81,188 mil.	(¥55,212 mil.)	(¥40,620 mil.)	¥171,090 mil.
March 31, 2006	¥87,053 mil.	(¥29,513 mil.)	(¥21,843 mil.)	¥183,278 mil.

2. DIVIDEND CONDITION

	Dividend per share			Annual dividends (annual)	Dividend Payout ratio (consolidated)	Dividend on equity (consolidated)
Year End	Semi-annual-end	Year-end	Annual total			
	Yen	Yen	Yen	Million Yen	%	%
March 31, 2006	40.00	50.00	90.00	25,726	40.6	5.3
March 31, 2007	55.00	65.00	120.00	34,088	48.4	6.4
March 31, 2008(F)	65.00	65.00	130.00		49.4	

All figures less than 1,000,000 yen have been omitted.

3. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2008

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Semi-Annual	¥350,000 mil. 9.6%	¥52,000 mil. 4.7%	¥53,500 mil. 3.4%	¥35,000 mil. 7.7%	¥123.18
Annual	¥720,000 mil. 6.8%	¥112,000 mil. 6.4%	¥115,000 mil. 4.1%	¥75,000 mil. 6.2%	¥263.26

Notes: Percentage increase (decrease) compares corresponding period of the previous year.

4. OTHER

1) There is no change of important subsidiaries (special subsidiaries in connection with change of consolidated scope).

2) Change of rule, procedure and representation method in connection to preparation of consolidated financial statements (indicated in ACCOUNTING CHANGES)
(1) Changes in connection with the amendment of accounting standard: Yes
(2) Changes except (1): None
Notes: For further details, please refer to ACCOUNTING CHANGES (P.42).

3) Number of shares issued and outstanding (common stock):
(1) Number of shares issued and outstanding (including treasury stock)

- Fiscal year ended March 31, 2007: 296,566,949 shares
- Fiscal year ended March 31, 2006: 296,566,949 shares

(2) Number of treasury stock

- Fiscal year ended March 31, 2007: 12,437,412 shares
- Fiscal year ended March 31, 2006: 10,692,033 shares

Notes: Please refer to PER SHARE INFORMATION (P.65) for the number of shares which becomes the basis for the calculation of earnings per share.

(REFERENCE)

1. NON-CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2006 – MARCH 31, 2007)

(1) RESULTS OF OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006-March 31, 2007	¥351,647 mil.	5.9%	¥65,026 mil.	(0.5%)	¥65,674 mil.	(2.5%)
April 1, 2005-March 31, 2006	¥331,959 mil.	7.8%	¥65,376 mil.	(3.3%)	¥67,338 mil.	(2.6%)

Period	Net Income	Percent Change	Basic Earnings per Share (EPS)	Diluted Earnings per Share	Return on Equity	Ordinary Income/ Total Assets	Operating Income/ Net Sales
April 1, 2006-March 31, 2007	¥42,803 mil.	(2.5%)	¥150.23	¥150.01	9.2%	11.5%	18.5%
April 1, 2005-March 31, 2006	¥43,890 mil.	0.9%	¥153.56	¥153.39	9.8%	12.2%	19.7%

Note: Percentage increase (decrease) compares periods ended March 31, 2006.

All figures less than 1,000,000 yen have been omitted.

(2) FINANCIAL POSITION

Year End	Total Assets	Equity	(Equity - Minority interests - Stock acquisition rights) / Total assets	Book-value per share
March 31, 2007	¥573,702 mil.	¥467,541 mil.	81.4%	¥1,644.49
March 31, 2006	¥572,912 mil.	¥465,211 mil.	81.2%	¥1,627.33

Notes 1: (Equity - Minority interests - Stock acquisition rights):

- Fiscal year ended March 31, 2007: 467,246 million yen
- Fiscal year ended March 31, 2006: N/A

2: Shareholders' Equity, Equity Ratio and Shareholders' Equity per Share for the periods ended March 31, 2006 are respectively, described as 'Equity', '(Equity - Minority interests - Stock acquisition rights) / Total assets ' and 'Book-value per share'.

2. NON-CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2008

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Semi-annual	¥190,000 mil. 11.7%	¥35,500 mil. 17.0%	¥35,500 mil. 15.5%	¥23,500 mil. 16.7%	¥82.71
Annual	¥382,000 mil. 8.6%	¥77,000 mil. 18.4%	¥77,500 mil. 18.0%	¥51,000 mil. 19.2%	¥179.02

Notes: Percentage increase (decrease) compares corresponding period of the previous year.
Assumptions associated with the above forecast are noted on page 13 and P15~20.

All figures less than 1,000,000 yen have been omitted.

TABLE OF CONTENTS FOR
EISAI CO., LTD. AND CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT

1. Operating Results

1) Overview of operating results

(1) Operating results for the period under review

[Sales and income]

- The Company achieved the following consolidated financial results for the period under review:

Net sales:	¥674,111 million (12.1% increase year-on-year)
Operating income:	¥105,263 million (10.0% increase year-on-year)
Ordinary income:	¥110,462 million (10.4% increase year-on-year)
Net income:	¥70,614 million (11.4% increase year-on-year)

- Net sales gained ground in Japan, North America, Europe and Asia as sales of *Aricept*, an Alzheimer's disease treatment, expanded to ¥252,885 million, up 28.7% year-on-year and those of *Pariet* (US brand name: *Aciphex*), a proton pump inhibitor, steadily increased to ¥174,290 million, up 12.8% year-on-year.
- Operating income, ordinary income and net income secured an upward trend mainly due to decreased costs and proactive investment in R&D activities.

[Conditions by segment]

(Net sales for each segment are those to external customers.)

a. Performance by operating segment

<Pharmaceuticals segment>

- In the Pharmaceuticals segment, sales of *Aricept* and *Aciphex/Pariet* soared in all regions.
- Consequently, pharmaceutical sales came to ¥652,936 million, up 12.6% year-on-year while operating income amounted to ¥108,059 million, an increase of 9.8% year-on-year.

<Other>

- Sales in other segment that deals with products such as food additives, chemical and machinery decreased 1.2% year-on-year to ¥21,175 million, and the operating income amounted to ¥1,710 million, a decrease of 27.7% year-on-year.

b. Performance by geographical segments

<Japan>

- Sales in Japan amounted to ¥292,222 million, up 2.5% from the previous year while operating income came to ¥72,802 million, down 1.8%.

  Among ethical drugs, as compared to the previous year, sales of *Aricept* increased to ¥49,680 million, up 17.4% and those of *Pariet* increased to ¥30,669 million, an increase of 11.3%.

<North America>

- Sales in North America expanded 19.9% to ¥303,411 million, and operating income rose 27.9% to ¥28,761 million.
- Sales of *Aricept* advanced 35.3% to ¥162,176 million and sales of *Aciphex* increased 10.9% to ¥126,854 million. (Sales of *Aricept* on a dollar-denominated basis increased 31.0% and those of *Aciphex* increased 7.4%)

<Europe>

- Sales in Europe reached ¥54,774 million, up 20.4% while operating income came to ¥4,059 million, down 12.4%.
- Sales of *Aricept* advanced 15.3% to ¥34,477 million and those of *Pariet* increased 34.0% to ¥12,124 million.
- EF-Eisai Farmacêutica Unipessoal Lda., a pharmaceutical sales subsidiary, was established in Portugal in November 2006.

<Asia and other regions>

- Sales in Asia and other regions soared 34.6% to ¥23,703 million while operating income made an upturn by 44.5% to ¥4,021 million.
- Sales of *Aricept* amounted to ¥6,550 million, up 50.0% and those of *Pariet* increased to ¥4,640 million, up 32.2%.

<Overseas total>

Total overseas sales excluding Japan grew to ¥381,889 million, an increase of 20.8%, accounting for 56.7% of the Company's total net sales, up 4.1 points.

(2) Fourth Quarter Financial Highlights (January 1, 2007 - March 31, 2007)

- Consolidated net sales during the quarter amounted to ¥173,323 million which was a 14.5% increase compared to the corresponding period last year.
- Net sales of *Aricept* soared to ¥70,157 million, a 30.3% rise year-on-year. Out of this gain, sales of ¥11,768 million were attributed to Japan, up 21.1% and ¥47,709 million were attributed to the U.S., a 34.0% increase. (30.8% increase on a dollar-denominated basis)

  Sales of *Pariet* (U.S. brand name: *Aciphex*) totaled ¥43,367 million, a 7.2% rise year-on-year, while sales in Japan rose 18.6% to ¥6,989 million and sales in the U.S. increased 6.5% to ¥32,099 million (4.1% increase on a dollar-denominated basis).
- With respect to net sales to external customers by each geographic area, all areas recorded increases. Japanese sales secured a 6.3% gain and the North American market expanded 20.0% while the European territories gained ground by 10.4% and 'Asian and other markets' increased 53.8% on a year-on-year basis.
- Research and development (R&D) expenses came to ¥29,420 million, up 12.2% from the period a year earlier while selling, general and administrative expenses amounted to ¥95,104 million, up 16.3%. Cost of goods sold increased 6.0% to ¥27,372 million with the cost to sales ratio decreased 1.3 points to 15.8%.
- With respect to earning results, operating income for the quarter came to ¥21,426 million (up 22.5% year-on-year); ordinary income to ¥22,661 million (21.8% up) and net income to ¥14,768 million (up 31.2%). Basic earnings per share (EPS) came to ¥52 (up ¥12.63 as compared to the same quarter in previous year).
- Net cash provided by operating activities in the quarter amounted to ¥38,654 million, up ¥717 million on a year-on-year basis. Cash outflows dedicated to investing activities totaled ¥1,876 million, down ¥3,402 million from a year earlier period.

(3) **Research Projects and Other Business Development**

- Eisai Group concentrates its managerial resources in the areas of neurology and oncology and engages in proactive R&D activities to support these areas. Centralizing our global R&D decision-making at **Eisai R&D Management Co., Ltd.** (Tokyo, Japan), the Company ensures efficient and productive research operations in order to achieve timely development of new drugs.
- **E7389 for cancer** is now being investigated for the treatment of breast cancer in the U.S. in a Phase III study as well as a Subpart H (an FDA system that gives fast track review to new drugs for severe and life-threatening diseases that meet certain requirements) application study. Studies for breast cancer (Phase III) and for sarcoma (Phase II) have also been initiated in Europe.
- **An AMPA receptor antagonist E2007** is being tested in Phase III for Parkinson's disease in the U.S.. A Phase III study for Parkinson's disease has been initiated in Europe. The agent is also aiming to complete a POC (Proof of Concept) study for epilepsy, multiple sclerosis, and migraine prophylaxis.
- A Phase III study of **an endotoxin antagonist E5564** (generic name: eritoran) for the treatment of severe sepsis has been initiated in the U.S. and Europe.
- A Phase II study of **a thrombin receptor antagonist E5555** was initiated in the U.S. and Europe.
- The European Commission approved the **anti-epileptic agent *Inovelon*** (generic name: rufinamide) for adjunctive therapy of Lennox-Gastaut Syndrome in January 2007.
- **A gastroprokinetic agent *Gasmotin*** (generic name: mosapride citrate) was filed in Thailand in May 2007 for the treatment of functional dyspepsia. The application is being prepared in the nine Asian countries including the ASEAN member countries.
- The application of **botulinum toxin type B E2014** was submitted in Japan in December 2006 for the treatment of cervical dystonia.
- A Phase II/III study of **an anti-rheumatic agent D2E7** (generic name: adalimumab, fully human anti TNF-alpha monoclonal antibody) has been started in Japan for Crohn's disease.

- A Phase II/III study of **E0302** (generic name: mecobalamine) for Amytrophic Lateral Sclerosis (ALS) has been initiated in Japan.
- ***Aricept*** received approval in the U.S. for the treatment of severe Alzheimer's disease in October 2006. The application was also filed in Europe in May 2006 through the mutual recognition procedure, which was withdrawn by the Company in April, 2007. The possibility for reapplication will be investigated after discussing with the MHRA.
- ***Pariet*** received approval in Japan in January 2007 for *Helicobacter Pylori* eradication in combination with certain antibiotics. An additional indication in the secondary eradiation of *Helicobacter Pylori* has also been filed in Japan in August, 2006. (Secondary eradication: a therapy for *Helicobacter Pylori* eradication with the different combination of antibiotics in case the patient does not respond to the primary combination.)
- New formulations of a 0.05% isosorbide dinitrate injection, ***Nitorol Injection 5mg Syringe*** and ***Nitorol Injection 25mg Syringe*** were approved in Japan in March, 2007.
- **An ischemic heart disease agent *Vasolan*** (generic name: verapamil hydrochloride) was filed in Japan in January 2007 for an additional indication in the treatment of atrial fibrillation and paroxysmal supraventricular tachycardia (PSVT).
- **A nonionic X-ray contrast medium *Iomeron*** was filed in Japan in March, 2007 for an additional dosage & administration in CT angiography.
- The U.S. Phase II study of ***ACIPHEX*** for intermittent therapy for symptomatic GERD and the Phase II study of **an anticancer agent E7070** (generic name: indisulam) for gastric cancer which was ongoing in Japan were discontinued. **E7070** is now being investigated for application for other types of cancer in the United States. A Phase II study of **E0167** (generic name: menatetrenone) in Japan for the prevention of hepatocellular carcinoma recurrence was also discontinued.

Alliances & Agreements

- A license agreement was concluded between **Dainippon Sumitomo Pharma Co., Ltd.** in April 2006 concerning the development, manufacture and sales for **a gastroprokinetic agent Gasmotin** (generic name: mosapride citrate) in ten Asian countries, including the ASEAN member countries.

- A joint development agreement concerning **a transdermal patch formulation of *Aricept*** was concluded with **Nitto Denko Corporation** in May 2006, with which the two companies will start development for the transdermal patch formulation of the drug utilizing the technology owned by Nitto Denko Corporation.
- An out-license agreement was concluded in June, 2006 with **Radius Health, Inc.** (U.S.) for **the selective estrogen receptor modulator** produced by Eisai.
- **Eisai Co., Ltd., Eisai Inc. (U.S.), and Teva Pharmaceutical industries Ltd. (Israel) ended the collaboration agreement for rasagiline** in July, 2006, which included co-promotion for Parkinson's disease in the U.S. and joint development for Alzheimer's disease.
- **An agreement with Solvay Pharmaceuticals Marketing & Licensing AG** (Beigum), an affiliate of Solvay Pharmaceuticals was concluded in July, 2006 for the **co-development and exclusive distribution of a pancreatic exocrine insufficiency treatment SA-001** with Solvay Seiyaku K.K. in Japan. The compound is being prepared for Phase III study in Japan.
- In September, 2006, **a product acquisition agreement with Ligand Pharmaceuticals was concluded** for ONTAK for persistent or recurrent cutaneous T-cell lymphoma, whose malignant cells express the CD25 component of the Interleukin-2 receptor; Targretin capsules and Targretin gel 1% for cutaneous manifestations of cutaneous t-cell lymphoma in patients who are refractory to at least one prior systemic therapy; and Panretin gel 0.1% for cutaneous lesions in patients with AIDS-related Kaposi's sarcoma. These four products have been marketed by Eisai in the U.S since the beginning of October, 2006. In Europe, Targretin capsules and Panretin gel 0.1% have been supplied to the partner companies for distribution in the territory.
- **A joint research agreement was signed between Sanko Junyaku, FUJIREBIO, and Eisai Co., Ltd. for development of a new KL-6 test kit** (supplementary diagnostic marker for interstitial pneumonia) compatible with LUMIPULSE® (automatic chemiluminescent enzyme immunoassay system) in October, 2006.
- **The sales scheme for the anti-rheumatoid arthritis agent *HUMIRA* (generic name: adalimumab) in Taiwan and Korea in the joint**

development & promotion agreement was revised in February, 2007. In the revised agreement, Eisai's regional subsidiaries will purchase products from the Abbott's regional subsidiaries as the distributor in the regions, and both companies will co-promote the product under the same brand name. Eisai has started sales of the drug in both countries since April, 2007.

- **The acquisition of Morphoteck Inc.,** a U.S. biopharmaceutical company that specializes in antibody research & development announced in March 2007 was completed by Eisai Corporation of North America in April 2007. Morphotek Inc. develops the therapeutic antibodies through the use of its proprietary technologies including the treatment of cancers, rheumatoid arthritis, and infectious diseases. The acquisition will enable Eisai to expand its capacity to make its entry into biologics field. Currently two of its compounds are in clinical trials, with "MORAb-003" (for ovarian cancer) in Phase I/II, and "MORAb-009" (for pancreatic/lung cancer) in Phase I.
- **A development and marketing agreement for a Vasodilator *Eril* (generic name: fasudil hydrochloride) in Korea was signed in March 2007 between Eisai Korea Inc. and Asahi Kasei Pharma Corporation.** Eisai Korea Inc. will start development activities of the drug.

Research Facility Expansion

- In October 2006, **KAN Research Institute** (Hyogo, Japan) which specializes in life science research launched operations at its newly relocated facility in *Kobe Biocluster*. Eisai hopes that this relocation will enrich further activities of the institute, particularly with a focus on translational research.
- A new subsidiary **Eisai Clinical Research Singapore Pte. Ltd.** was established in Singapore in October 2006, to facilitate the strategic execution of clinical studies in Asia.
- **Eisai Research Institute of Boston Inc.** completed its expansion in January 2007 with the opening of a new facility. This new facility consolidates discovery and clinical research functions in the United States for accelerating Eisai's global research activities.

Production Facility Expansion

- With the objective of achieving a stable and consistent supply of ***Aricept*** and ***Aciphex/Pariet*** to meet increasing global demand, the Company strives to renew or expand related production facilities.
- In November 2006, **Eisai Inc. in the U.S. broke ground at the North Carolina Plant for construction of a new oncology production facility**. The new facility will comprise of aseptic processing suites, laboratories and other support functions.
- A European manufacturing subsidiary **Eisai Manufacturing Ltd. was established in the Knowledge Creation Center in Hatfield, Hartford,** a city to the north of London in March 2007. Facilities are being constructed which will be Eisai's key base for high-quality production and supply chain management in the European area.
- **The factory in Suzhou, China started production in June, 2006** after the completion of a second production building expansion.
- In March 2007, **a formulation research & API manufacturing subsidiary Eisai Pharmatechnology and manufacturing Pte. Ltd. was established in Vizag**, Southern India, which will be one of the key bases for the Company's global logistics. New facilities are being constructed.
- **The Kashima Plant** in Ibaraki Prefecture completed a partial renovation of the existing building in March, 2006. Recently been initiated the production of bulk drug substance in the new facility.
- **The Kawashima Plant** (Gifu prefecture) completed construction of a new, environmentally-concerned, effluent treatment facility in July, 2006 and went into full-scale operation.
- The Company is dedicated to continually enhancing product quality and operational safety while taking environmental conservation into account and seeking reductions in production cost.

Activities for environmental conservation

- Keenly aware of global environmental issues, the company is promoting eco-friendly activities as evidenced by the reduction in CO_2-emissions and waste generation, promotion of recycling and green procurement and reduction of toxic air pollutants consistent with the targets set forth in the long-term plan.

- In July 2006, the Kashima Plant in Ibaraki prefecture received an award from the Minister of Health, Labour and Welfare for its long-term efforts to promote safety and health in the work environment.
- In April 2006, Eisai's Kawashima Industrial Complex was recognized as a SEGES (Social and Environmental Green Evaluation System) by the urban greenery foundation due to our commitment to maintain forestland at the site and in the regional ecosystem.
- The Company has published an "Environmental and Social Report 2006" describing the management system for dealing with environmental and occupational health and safety issues and related achievements.

(4) **Outlook for the fiscal year 2007 (From April 1, 2007 to March 31, 2008)**

[Forecast on consolidated results]

	Interim	Percent change	Ending	Percent change
Net sales	¥350,000 million	9.6%	¥720,000 million	6.8%
Operating income	¥52,000 million	4.7%	¥112,000 million	6.4%
Ordinary income	¥53,500 million	3.4%	¥115,000 million	4.1%
Net income	¥35,000 million	7.7%	¥75,000 million	6.2%

Percentage increase compares corresponding period of the previous year.

Prospected net income per share: (Interim)¥123.18, (Ending)¥263.26

·(Assumptions) US$1=¥115, 1 Euro =¥150, 1 Sterling Pound =¥220

<Net Sales>

- Though our circumstances remain difficult because of world-wide medical expenses reduction and increased competition, we expect increased sales contributed by further expansion of *Aricept* and *Aciphex/Pariet* throughout the world and four oncology products acquired by Ligand Pharmaceuticals.
- We forecast ¥284,000 million sales in *Aricept* and ¥179,500 million in *Aciphex/Pariet*.

<Income>

- We also envision an increase in profits, building upon improvement in cost-to-sales ratio and efficiency in managerial resources in spite of proactive investment in R&D on a continuous basis.

[Forecast on non-consolidated results]

	Interim	Percent change	Ending	Percent change
Net sales	¥190,000 million	11.7%	¥382,000 million	8.6%
Operating income	¥35,500 million	17.0%	¥77,000 million	18.4%
Ordinary income	¥35,500 million	15.5%	¥77,500 million	18.0%
Net income	¥23,500 million	16.7%	¥51,000 million	19.2%

Percentage increase compares corresponding period of the previous year.

Prospected net income per share: (Interim)¥82.71, (Ending)¥179.02

(Assumptions) US$1=¥115, 1 Euro =¥150, 1 Sterling Pound =¥220

Note: Prospected net income per share (full-year) is calculated based on the assumption that Eisai would appropriate treasury stock for share exchange to make Sanko Junyaku -one of Eisai's subsidiaries- to be a wholly-owned subsidiary as of October 2007.

2) Financial conditions for the period

[Assets etc.]

- Total assets at the end of the period under review stood at ¥792,114 million, an increase of ¥44,882 million from the end of the previous year. Notes and accounts receivable-trade, intangible assets and deferred tax assets were the main items that showed increases.
- Total liabilities amounted to ¥229,416 million, up ¥10,696 million from the end of the previous year. Items such as accounts payable-other, accrued expenses and reserve for sales rebates mainly account for the increase.
- Total equity came to ¥562,698 million, an increase of ¥34,186 million from the end of the previous year, resulting in a ratio of owners' equity to total assets of 69.7%, up 0.3 points from the previous year.

  In August 2006, Eisai acquired treasury stock on the open market.

[Capital expenditures]

- Capital expenditures amounted to ¥23,246 million, an increase of ¥2,292 million year-on-year, most of which were used to upgrade production facilities and R&D laboratories in Japan and the U.S.

[Cash flow]

Net cash provided by operating activities for the period under review amounted to ¥81,188 million, down ¥5,865 million from the previous year. Income before income taxes amounted to ¥110,334 million, depreciation and amortization expenses came to ¥26,802 million and while income taxes paid totaled ¥48,948 million.

Cash outflows arising out of investing activities amounted to ¥55,212 million, an increase of ¥25,698 million, out of which ¥22,549 million was used for purposes of acquiring tangible fixed assets and ¥24,279 million was paid for purpose of acquiring intangible assets.

Net cash used in financing activities amounted to ¥40,620 million, an increase of ¥18,776 million from the same period of the previous year, out of which ¥29,913 million was paid as dividends and ¥11,060 was used for acquisition of treasury stock.

As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the period under review came to ¥171,090 million, down ¥12,188 million from the end of the previous year.

[Trends in Financial Indicators]

	Year ended March 2003	Year ended March 2004	Year ended March 2005	Year ended March 2006	Year ended March 2007
(Equity- Minority interests - Stock acquisition rights) /Total assets ratio (%)	65.6	68.1	69.4	69.5	69.7
Market Cap. Ratio (%)	107.7	131.8	157.0	196.3	202.7
Debt repayment term (years)	0.04	0.03	0.06	0.03	0.03
Interest coverage ratio	489.6	1,040.6	856.3	1,922.7	796.8

(Note) Calculation method of each indicator in the above table is as follows:

*(Equity - Minority interests - Stock acquisition rights) / Total assets ratio

*Market Cap. Ratio: market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) / total assets

*Debt repayment term: interest-bearing debt (bonds payable, loans payable, agent deposits payable) / operating cash flow

*Interest coverage ratio: operating cash flow / interest payments (interests paid)

3) Basic policy on profit appropriation and dividend for current and next period

Eisai is a company with a committee system and dividends out of surplus is specified as a matter to be resolved at the board meeting in the Company's Articles of Incorporation, to facilitate a flexible dividend policy.

Eisai is devoted to providing sustainable and stable dividends based on the consolidated financial performance along with dividend on equity. Purchase of treasury stock is to be conducted flexibly at an appropriate time. Furthermore, the internal reserve fund shall be allocated to enhance R&D activities and reinforce business infrastructure with an eye to increasing corporate value. We aim for an 8% level of DOE as a mid-term target.

In connection with the dividend payout, Eisai intends to set the fiscal year-end dividend at ¥65 per share (an increase of ¥15 per share over the previous year), resulting in an annual dividend of ¥120 per share (an increase of ¥30 per share over the previous year) combined with the interim dividend of ¥55 per share.

In this context, the dividend payout ratio and dividends on equity ratio (DOE) were 48.4% and 6.4%, respectively.

Eisai acquired 200 million shares of treasury stock (acquisition cost: ¥11,060 million) on August 30, 2006 for improvement in capital efficiency and implementing of capital policies.

Annual dividend is expected to be ¥130 per share (¥65 for interim and ¥65 for year-end dividend), an increase of ¥10 from the current year. Dividend payout ratio and dividends on equity ratio (DOE) for the next period are expected to be 49.4% and 6.5%, respectively.

4) **Forecast and risk factors**

(1) Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

(2) Risks which may fluctuate significantly the consolidated results of the Company or have a material effect on decisions of shareholders are described below. The risks, however, have been evaluated and forecasted as of the disclosure date of the Financial Report.

- Risks related to overseas operations

The Company deploys production/sales activities with *Aricept* and *Aciphex/Pariet* and other major products in countries including Japan, the U.S., Europe and Asia. However, there is no guarantee that we can entirely avoid such risks as legal restrictions and socio-political uncertainty in development of global business activities. When we have faced such risks, the originally expected sales amounts in the said countries can not be achieved.

- Uncertainty of new drug development

Development of a drug candidate substance may be discontinued due to its effectiveness or safety profile. Even if clinical trials yield favorable results, the approval may not be accepted because of a change in pharmaceutical regulations implemented during development of the product. As a result of the discontinuation of a new drug development due to such reasons as uncertainty, the expected profits may not be achieved.

- Risks in alliances with other companies

The Company has comprehensive business alliances with other companies on our main products of *Aricept* and *Aciphex/Pariet*. We obtain promotional assistance from the business partners to cover the entire market and maximize the product sales in such major countries as the U.S. and Europe. If partner relationships are not sustained, our sales may decrease and have an important influence on the business results. Furthermore, expected profits may not be achieved because of uncertainties associated with such activities as product acquisition/licensing.

- Influence by trends in medical expenses control

In Japan, the government enforces price revisions for ethical drugs in every two years as part of its efforts to control medical expenses. Efforts for reducing drug prices are increasing year by year in foreign countries including Europe, the U.S. and Asia. Such efforts of expense control are one of the factors that may lead to a drop in sales.

- Competitions and lawsuits with generic products

Pharmaceutical patents have restrictions of the terms. Frequently, generic makers launch generic products on the expiration of a patent for the original drug. Having less cost for development, such generic products are usually priced lower than the original products and hence those generic products may have a significant impact on the market share. Additionally, in foreign countries like the U.S., an application for a generic product is accepted even during the patent term. As for our own products, applications for generics of *Aciphex* and *Aricept* have been filed in the U.S. under the Hatch-Waxman Act. Although we have filed patent infringement suits against these products, the results may have a great impact on our business results.

- Risks related to intellectual properties

In case of dismissal of a patent application, an invalidation trial after approval for a patent or failure to protect the obtained patent properly, these factors can lead to the market entry of competitors earlier than expected, which may decrease our sales.

- Risks of occurrences of side effects

If a product is found to have any serious side effect, we may take such measures as suspending product prescription or conducting a product recall. These actions can lead to an increase in costs of investigation and communication of the information on the side effects as well as for recalling the products.

- Risks regarding regulations

Because the pharmaceutical business is related to various controls including pharmaceutical regulations and product liability, enactment of a law or changes in the regulations may have a great impact on our business results. The Company has risks for product recall, cancellation of an approval and licenses or liability claims in the event where regulatory nonconformity is found in our product.

- Risks relating to lawsuits

Results of pending or future lawsuits may have a significant effect on our business results. Currently, the Company is in litigation concerning price and sales promotion of bulk synthetic Vitamin E products.

- Plant closure/shutdown

The Company may close or shutdown its plants due to technical problems, raw material shortage, fire, earthquakes and other natural disasters. In such cases, the provision of products may become difficult, which may lead to a significant influence on our business results.

- Risks concerning the safety of raw materials

If there is any concern over the safety of raw materials, the Company may take actions such as changing the materials, conducting a recall or suspending sales, which may have a great influence on our business results.

- Risks associated with outsourcing

The Company is outsourcing part of its operations such as research and production to other companies. When provision of the commissioned business from outside companies is disturbed due to a shutdown of any of the subcontractors for some reason, there may be an influence on our business results.

- Environmental risks

In case a serious environmental pollution event is reported in any of our own business offices, the Company may be subject to follow closure of the office in question or any other proceedings required by certain regulations. Furthermore, the costs required for assuming the compensation liability for the neighboring region and improving the environment may greatly affect our business results.

- Risks concerning IT security and information management

Since the Company makes full use of various IT systems for business, our operations can be disturbed due to such external factors as inefficient systems and computer viruses. In addition, the Company may have risks of technical accidents that involve personal information leakage out of the Company, which may incur a considerable damage on the Company's social reputation and business results.

- Risks related to credit situation and currency movement

As the Company holds marketable stocks, unfavorable events such as loss on sales and decreased evaluation of the shares may occur due to the general unfavorable condition of the stock market. In addition, an increase in retirement benefits due to changes in interest rate may have an influence on our business results. Furthermore, foreign exchange fluctuation has an effect in converting the sales of consolidated subsidiaries which account for half of the consolidated net sales. Foreign exchange fluctuation also makes an impact on the business results in export and import transactions.

2. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 45 consolidated subsidiaries and 1 associated company accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.


[Japan]
<Pharmaceuticals Segment>
* Sanko Junyaku Co., Ltd. (Diagnostics Prod./Sales)
* Sannova Co., Ltd. (Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd. (Pharma Sales)
* KAN Research Institute, Inc. (Basic Research)
* Eisai R&D Management Co., Ltd (Management/Operation for Pharma R&D)
* Palma Bee'z Research Institute Co., Ltd (Diagnostics Prod. Research)
‡ Other --- 1
(Total 7 companies)
Products
Research
Management & Operation, etc
Research
<Other Segments>
* Eisai Food & Chemicals Co., Ltd. (Food Additives and Chemicals Sales)
* Eisai Distribution Co., Ltd. (Distribution)
* Sunplanet Co., Ltd. (Other Services)
* Clinical Supply Co., Ltd. (Medical Devices Prod./Sales)
* Eisai Seikaken Co., Ltd. (Agro-chemical Prod./Sales)
* Eisai Machinery Co., Ltd. (Pharma Machinery Prod./Sales)
(Total 6 companies)
Products
Distribution Service
Other Services
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
* Eisai Corporation of North America (U.S. Regional Headquarters/Holding Company)
* Eisai Inc. (Pharma Prod./Sales)
* Eisai Research Institute of Boston Inc. (Basic Research)
* Eisai Medical Research Inc. (Clinical Research)
*Other --- 1
(Total 5 companies)
Bulk
Research
Research
Management & Operation, etc
Europe
* Eisai Europe Ltd. (European Regional Headquarters/Holding Company)
* Eisai Ltd. (Pharma Sales/Clinical Development)
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Prod./Sales)
* Eisai B.V. (Pharma Prod./Sales)
* Eisai London Research Laboratories, Ltd. (Research)
*Other --- 6
(Total 12 companies)
Products
Research
Bulk
Research
Asia and Others
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai (Thailand) Marketing Co., Ltd. (Pharma Prod./Sales)
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
* Eisai Korea Inc. (Pharma Sales)
* Other --- 9
(Total 14 companies)
Products/ Bulk
<Other Segments>
North America
* Eisai Machinery U.S.A., Inc. (Pharma Production Machinery Sales)
(Total 1 company)
Products
Europe
* Eisai Machinery GmbH (Pharma Prod. Machinery Manufacture/Sales)
(Total 1 company)
Products
Symbol Explanations:
Shows sales flow
* : Consolidated subsidiary (45 companies)
‡ : Associated company accounted for by the equity method (1 company)

Affiliated Companies

(Consolidated Subsidiaries) (As of March 31, 2007)

Company Name	Location	Common Stock		Voting Rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.89%	Diagnostic product production/sales	-	*3,4
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.97%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	*4
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
Eisai Food & Chemicals Co., Ltd.	Tokyo	¥101	million	100.00%	Food additives/chemicals sales	(E) Food additives/chemicals sales	
Eisai Machinery Co., Ltd.	Tokyo	¥100	million	100.00%	Pharma machinery production/sales	(E) Material purchase	
KAN Research Institute, Inc.	Hyogo Pref.	¥70	million	100.00%	Basic research	(E) Basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Eisai R&D Management Co., Ltd.	Tokyo	¥10	million	100.00%	Management of drug development/research	(E) Management	*5
Sunplanet Co., Ltd.	Tokyo	¥455	million	84.95%	Administrative/catering/printing service, real estate management	(E) Purchase of admin./catering/printing service, management of (E) real estate	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical devices production/sales	-	
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.44% (25.44%)	Diagnostic product research	(E) Diagnostic product research	*2
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	297,100	US$	100.00%	U.S. regional headquarters / holding company	-	*4
Eisai Inc.	New Jersey, USA	151,600	US$	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*2,4,9
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00% (100.00%)	Basic research/chemical process research	(E) Basic research/process research for clinical trial supply	*2,4
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	*2
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	-	*2
MAB Acquisition Corporation	Delaware, USA	0	US$	100.00% (100.00%)	Pharmaceutical	-	*2,5,10
Eisai Europe Ltd.	London, UK	100,561	UK£	100.00%	European regional headquarters / holding company	(E) Management of pharmaceutical business in Europe	*4
Eisai Ltd.	London, UK	15,548	UK£	100.00% (100.00%)	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	*2
Eisai London Research Laboratories Ltd.	London, UK	12,000	UK£	100.00% (100.00%)	Basic research	(E) Basic research	*2
Eisai Manufacturing Ltd.	Hartfordshire, UK	2,000	UK£	100.00% (100.00%)	Pharmaceutical	-	*2,5
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery production/sales	-	*2
Eisai S.A.S.	Paris, France	19,500	EUR	100.00% (100.00%)	Pharmaceutical production/sales	-	*2
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*2
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00% (100.00%)	Pharmaceutical sales promotion	-	*2
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai AB	Stockholm, Sweden	10,000	SKr	100.00% (100.00%)	Pharmaceutical sales	-	*2
EF-Eisai Farmacêutica, Unipessoal Lda.	Lisbon, Portugal	4,000	EUR	100.00% (100.00%)	Pharmaceutical	-	*2,5
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical sales (Asia holding company)	-	
Eisai (Singapore) Pte.Ltd.	Singapore	300	S$	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2,5
Eisai Clinical Research Singapore Pte. Ltd.	Singapore	10	S$	100.00% (100.00%)	Pharmaceutical	-	*2,5
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2

(continued on the next page)

Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2,8
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Bulk drug substance sales	*2
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	45,000	Peso	50.00% (1.45%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*2,8
Eisai Pharmaceuticals India Pte. Ltd.	Maharashtra, India	100,000	Rupee	100.00% (1.00%)	Pharmaceutical production/ sales	(E) Food additives/chemicals sales	*2
Eisai Pharmatechnology & Manufacturing Pte. Ltd.	Andhra Pradesh, India	4,000	Rupee	100.00% (2.00%)	Pharmaceutical	-	*2,5
Eisai Australia Pty. Ltd	Sydney, Australia	1,000	A$	100.00%	Pharmaceutical	-	

(Associated Companies Accounted for by Equity Method) (As of March 31, 2007)

Company Name	Location	Common Stock (Unit: thousands)		Voting Rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	

*(E) indicates Eisai Co., Ltd.

Notes: *1. Description of Operations' column lists by type of operation segment.

*2. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.

*3. Sanko Junyaku is a listed company on JASDAQ. Eisai and Sanko Junyaku agreed that Eisai would make Sankojunyaku its wholly-owned subsidiary through a share exchange on April 26, 2007. The transaction will be in effect as of October 1, 2007.

*4. Specially designated subsidiary according to the stock exchange law.

*5. Newly established and consolidated subsidiary.

6. Eisai Pharma-Chem Europe Ltd. and Eisai U.S.A. Inc. completed liquidation in June 2006 and in November 2006 respectively.

7. Eisai-Novartis Verwaltungs GmbH was merged into a consolidated subsidiary Eisai GmbH.

*8.Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc. are considered as consolidated subsidiaries under the "controlling entity" standard though Eisai's voting rights for these companies are no more than 50%.

*9. Eisai Inc. is the one and only subsidiary whose sales to external customers exceeds 10% of consolidated sales for the period under review. Principal financial results of Eisai Inc. are as follows;

Sales	¥305,639 mil.
Operating income	¥27,063 mil.
Ordinary income	¥30,246 mil.
Net income	¥19,287 mil.
Equity	¥74,295 mil.
Total assets	¥186,208 mil.

*10. Eisai established MAB Acquisition Corporation (MAC) in the U.S. in March 2007. MAC merged with Morphotek (US) in April with Morphotek being the surviving company.

3. Management Policy

1) Basic policy of management

The Eisai Group (hereinafter referred to as the "Company") defines its mission as "to give first thought to patients and their families and to increase the benefits healthcare provides." Consistent with this corporate philosophy, all Eisai Group members aspire to consistently exemplify a *"human health care (hhc) company,"* which is capable of making a meaningful contribution under any healthcare system through meeting the various needs of global healthcare. We codified this basic concept into the bylaws to share it with shareholders.

In order to act on this policy, we are committed to further expand the trustworthy relationships with our principal stakeholders including patients, customers, shareholders, and employees and promote compliance while always observing laws and ethical standards, thereby enhancing corporate value.

2) Management strategies and issues that need to be addressed

The business environment surrounding the pharmaceutical industry has been increasingly pressured and is set for great change, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S., Europe and Asia, the swelling research and development (R&D) expenditures, the advancement of science and technology, the emergence of new economic blocs, and the trend of industry reorganization. In addition to having to manage their core business, companies are facing intensifying public calls for the fulfillment of social responsibilities to ensure global environmental conservation and sustainability of society.

Because of and within the above context, in April 2006, the Company launched the "Dramatic Leap Plan", the 5th Mid-term Strategic Plan ending in FY 2011. This plan aims to further improve efficiency and productivity by giving the Company the ability to handle any situation arising anywhere flexibly and thoroughly. To that end, the Company places principle functions that are part of the pharmaceutical business model in the most appropriate country and region based on the concept of "value creation at all places by the best people with the appropriate structure" and implements its business in consideration of the current situation of each region.

In this initial year of DLP, the Company was able to mark a good start with successful financial and business performance. Taking the advantage of opportunities for future growth, we will continue to strive to create "patient value", "shareholder value" and "employee value" in order to improve our corporate value. In addition, we work to fulfill our corporate social responsibilities.

(1) Creation of "patient value"

It is our belief that our mission is creating hope through providing high level of product/services/information with our integrated business strategies. To achieve this mission, we are committed to the creation of "patient value" from all aspects of healthcare from prevention, intervention, and innovation of treatments. We believe that the creation of "patient value" lies in "discovery of innovative drugs for combating the diseases for which adequate treatments have not been discovered and raising quality of life of patients", "ensuring a stable supply of quality products" and "provision of information for safe and proper usage of drugs".

a) Further concentration in the R&D area

By further advancing the concept of focused R&D activities, the Company will continuously endeavor to discover pharmaceutical products in neurology and oncology – areas where adequate treatments have frequently not been established – that are superior in terms of efficacy, safety and economy.

In neurology, we aim to discover new therapeutic agents for neurodegenerative disorders such as Alzheimer's disease. At the same time, we will steadily advance research related to epilepsy, Parkinson's disease and other neurological and psychiatric disorders.

As for oncology, we will carry out multifaceted and globally leading-edge R&D in anticancer treatment in areas with the highest potential for innovation while enriching our pipeline, including pain relief, thromboprophylaxis and other supportive therapies which will be essential for increasing the benefits to patients.

Furthermore, we will aggressively advance strategic product acquisitions and alliances as well as joint research with outside organizations in order to reinforce each focus area.

b) Expansion of discovery research and clinical research operations

KAN Research Institute (Hyogo Prefecture), a subsidiary of Eisai that specializes in discovery of innovative drug development technology and target-oriented pharmaceutical research, started operations in its new relocated facilities in the Kobe biocluster in October 2006 and works to further enrich our research activities.

In addition, the research capability of Eisai Research Institute of Boston, together with Tsukuba Research Laboratories (Ibaraki Prefecture) in Japan, is being enhanced in order to achieve clinical entry of our compounds, with a completion of a new facility in January 2007. Eisai is also scheduling a plan for establishing compound optimization research facility within the European strategic operation base being constructed in Hatfield, United Kingdom, a pharma cluster to the north of London. Furthermore, in March 2007, the Company has just completed the acquisition of Morphotek Inc., a U.S. bio pharmaceutical company that specializes in human antibody technologies, which enables the company's entry to biologics field and will further strengthen Eisai's global drug development activities.

As for clinical research, the Company is also promoting the integration of our global clinical research operations under leadership that unifies all geographic areas—Japan, the U.S., Europe and Asia, to increase productivity and efficiency of our clinical research & development activities. In particular, we are rapidly developing clinical research functions in Asia including the establishment of clinical research subsidiary in Singapore in October 2006, as the region is growing global interests.

c) Enhancement of global R&D management ability

One of the most important tasks in R&D is to advance themes as planned. In April 2006, the Company established a subsidiary Eisai Research & Development Management Company (Tokyo) responsible for the management of R&D in order to make optimal decisions on a global level. Accordingly, the Company strives to produce new drugs smoothly and within desired timelines by improving the efficiency and the productivity of the R&D activities under this system which enables project management with unified decisions and goals.

d) Ensuring stable supply of high-quality pharmaceutical products

The Company aims to lead the global market in providing a stable supply of high-quality products, while also achieving cost competitiveness. To achieve this aim, the Company is promoting a system that enables production of high-quality pharmaceuticals that meet our original quality assurance standards. Meanwhile, we are expanding our production functions to prepare prospective launch of our oncology products; a new API manufacturing facility started operation in the Kashima plant (Ibaraki Prefecture) in Japan; Eisai Inc. in U.S. broke ground for construction of a new facility for manufacturing oncology treatments; planned establishment of new production bases in Europe and India. Through such efforts, the Company will pursue the enrichment of its "Seamless Value Chain" and achieve a globally stable supply of high-quality pharmaceutical products.

e) Improvement of information provision

In order to promote the appropriate use of our products, the Company is dedicated to information provision on safety and efficacy of its pharmaceutical products through timely collection, analysis and evaluation of the latest product information available. Regarding future products, we are pursuing global efforts to develop in-house marketing activities, more effectively to communicate with healthcare professionals. For this purpose, we are increasing the number of medical representatives in Japan, the U.S., Europe, China and other areas. At the same time, we will construct a strategic global marketing system and strive to enrich our information provision activities.

Furthermore, various public educational programs on Alzheimer's disease are conducted throughout Japan and globally. These initiatives include developing online resources for patients/caregivers as well as supporting activities by Alzheimer's associations and the healthcare professionals specializing in treating this disease.

(2) Creation of "shareholder value"

The Company is committed to global efforts aimed at creating "patient value" while pursuing sustained growth and increased value generation and return to shareholders. In pursuing the above, we shall also engage in a constant effort to enhance "shareholder value" through increasing transparency in our business operations through active and fair disclosure of corporate information.

a) Sustainable growth through enhancement of the business foundation

Eisai's business activities are relying on the key strategic bases located in each of the worldwide markets including Japan, the U.S., Europe, and Asia, centralizing the core business functions such as planning, marketing, legal, business development or human resource at each locations. In particular, the Company is emphasizing Europe, with a new strategic base being constructed in U.K., as well as new representative offices in the countries within the enlarged EU, taking into account further growth of its leading products such as Aricept for the Alzheimer's disease treatment, and Pariet (U.S. brand name: Aciphex), the proton pump inhibitor.

Furthermore, aided in part by the oncology product acquisition as well as the acquisition of the biopharmaceutical company with an expertise in biologics field, we are seeking growth through the development of our oncology business, which will support and allow us to prepare for the launch of anticancer compounds that are in our pipeline.

The Company plans to invest resources in R&D activities and strategic alliances in order to strengthen our therapeutic focus areas and achieve sustainable growth.

b) Strategic entry into new market

In addition to Japan, the U.S., Europe, the Company is implementing a plan for strategic market development in India, in hope of utilization of high standard technology of the country, allowing the increased productivity. The plan includes establishment of sites for API research & manufacturing, clinical research & data management, as well as for discovery research focusing on neglected diseases. The Company expects to transfer selected functions of its operations to these sites in the future.

c) Basic policy on distribution of retained earnings

Eisai operates under committee systems and per the Company's charter, exercises agile distribution of retained earnings based on the decisions of Board of Director's meeting.

The Company is devoted to providing sustainable and stable dividends based on the profitability of the consolidated business as we all emphasizing returns on shareholder equity through the reliance on metrics such as dividend on equity (DOE). The acquisition of the Company's own shares is also conducted flexibly as necessary.

Furthermore, the internal reserve fund shall be allocated to enhance R&D activities and reinforce business infrastructure in order to increase corporate value. We aim for an 8% level of DOE as a mid-term target.

d) Highly-transparent management of the Company

Through proactive, fair, and timely disclosure of important information related to the management of the Company, we will execute highly-transparent management of the Company, which, in turn, will increase corporate value as well as shareholder value. The Company is committed to making efforts to make systems to improve information disclosure to our shareholders.

(3) Creation of "employee value"

The Company believes that employees are the only stakeholders that can solely and directly enhance corporate value. We also seek an environment where all employees share the corporate vision and are motivated to drive the realization of that philosophy through daily business activities. To that end, we consider the key component of our human resource management is to be the encouragement of employee skill development in order to provide a rewarding working environment for employees, taking each individual's strengths and will into account.

a) Employee skill and career development

Eisai provides programs that enable each of its employees to voluntarily achieve personal growth to encourage innovation. In order to support the acquisition of knowledge and skills necessary for work, we offer scholarship programs for business/law schools and other outside short-term training courses according to the needs of each of the countries in which Eisai operates.

Furthermore, we have established the Global Human Resource Management Section, a department dedicated to the global human resource management strategy. Eisai proactively undertakes efforts to ensure the global career development of employees—through the construction of a system for international exchange of personnel as well as making available leadership training tools.

b) Facilitation of the environment for greater employee satisfaction

The Company is committed to facilitate the environment for a greater satisfaction of its employees. To encourage the employees to pursue the corporate mission, such environment is based on the two policies, to ensure equal opportunities for recruitment/promotion/staffing/skill development as well as to maintain a compensation level that is correlated with the individual contribution to the value creation of the Company.

To allow individuals to maximize capabilities in their area of responsibility as well as maintain work life balance, the Company proactively provides various options for employees with respect to their life needs including providing child care support. Safety Inspections are scheduled and conducted regularly in order to improve the work environment and ensure the health and safety of our employees.

In addition, a health insurance program is provided through the Eisai Health Insurance Union as is a corporate pension program that is funded by Eisai Co., Ltd. The Group companies also offers benefit packages that are tailored to employees in each of the countries and regions where we do business.

(4) Fulfillment of corporate social responsibilities

The Company regards fulfillment of its corporate social responsibilities as a high priority for management, in order to secure and maintain the trust of various stakeholders. Thus, we are dedicated to the enhancement of internal control systems and compliance, environmental protection and philanthropic activities.

a) Internal control system

Various programs for internal control are being implemented at Eisai Co., Ltd., with a department focused on internal control under the supervision of an executive officer in charge of internal control.

On the global level, the global policy and basic guidelines for internal control have been established which is shared among the Company's global headquarters in Japan, the U.S., Europe, and Asia, for development of the regional policies. An internal control department for promoting specific programs has also been established at each global headquarters.

The Company also promotes enhancement of the system, so as to proactively address a wide spectrum of possible risks in its business activities.

As part of risk management, we are promoting the system for documentation of financial risks and control in order to secure the credibility of our financial reports inclusive of overseas subsidiaries while we continuously make improvement for a sustainable internal control system and conduct monitoring. Regarding day-to-day risks, the department dedicated to the promotion of internal control is carrying out Control Self Assessment (CSA) activities through which every division of the Company can conduct self-evaluations of its progress in the establishment of the internal control system.

Furthermore, the Company selects respective executive officers by the risk related to finance/legal/environmental and natural disasters or any other incidents that would incur risks to the Company. Each of these executive officers is responsible for development of the guidelines for management of the potential loss that would incur significant risks to the Company.

Likewise, the programs for information management are also being implemented with the executive officer appointed specifically for information security for the Company and the policy developed for information security management.

b) Promotion of compliance

To deal with business compliance issues, the Company has stipulated a Charter of Business Conduct as well as Business Conduct Guidelines and requires all officers and employees to rigorously observe compliance in their daily activities.

Eisai Co., Ltd. has appointed an executive officer (chief compliance officer) in charge of promoting and supervising compliance. A department dedicated to the promotion of compliance has also been established. The Compliance Committee, consisting primarily of outside legal specialists, has also been established as an advisory organization to the chief compliance officer.

The compliance programs at the Eisai group companies are conducted with the compliance officers appointed at each company. A regional meeting is organized regularly at the Company's regional headquarters in Japan, the U.S., Europe and Asia, where the officers in the region meet and discuss the issues in promoting compliance at each group company.

Furthermore, the Company develops various tools for promoting compliance within the Company such as a Compliance Handbook and "Compliance Card", a portable card with the contact information for compliance consulting. The Compliance Handbook, which lists the Company's Compliance Charter as well as the guidelines of conduct, has been revised periodically and is available in eleven different languages (the forth edition). In addition, we are providing periodic compliance training opportunities for all officers and employees as well as online education program for promoting compliance.

Furthermore, an in-house/independent compliance consulting service is available through Eisai Co., Ltd. for the prevention and early resolution of risks. Meanwhile, an in-house compliance consulting service is available at the Eisai group companies allowing easier access for the employees in the group companies.

c) Environmental protection

To ensure environmental protection, Eisai has introduced environmental management systems in accordance with ISO14001 standards at its principal manufacturing facilities in Japan and continues efforts for upgrading and strengthening their environment-related controls. Other operating units and subsidiaries across the world also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations by means of stricter control of greenhouse gas emissions, promotion of energy and resource conservation as well as recycling and waste reduction.

d) Philanthropy

In pursuit of its corporate vision, the Company is making a number of philanthropic contributions, notably in the healthcare field. Such contributions include sponsorship of an annual program to award healthcare professionals who have dedicated their lives to medical or care services under challenging environments, assistance to encourage natural science research and knowledge dissemination related to human diseases and their remedies, promotion of interdisciplinary healthcare study including health economics, and development of young researchers. The Company also supports a number of educational initiatives designed to raise the awareness of Alzheimer's disease, programs for elderly patients and caregivers as well as activities providing relief for victims of natural disasters in many countries.

3) Basic policy of corporate governance and structure

Eisai group is committed to the sustainable operation of the Company through realization of the hhc mission, which will contribute to the long-term enhancement of shareholders' value. Based on the recognition that corporate governance is of paramount importance in pursuing this mission, Eisai works on the improvement of its corporate governance structure and programs to promote the corporate governance.

Eisai is a company with committees system where the functions of supervision and operation are clearly independent. The Board of Directors focuses on management by delegating business decision-making extensively to officers in accordance with laws and the bylaws.

In order to oversee the Company's operations objectively and equitably from the shareholders' and stakeholders' perspectives, the half of the members of the Board of Directors is selected from the outside directors. In addition, the role of the Board Chairperson is fully separated from the President & CEO, while the Board of Chairperson is selected from the outside directors. The President & CEO is the only post who alone holds the concurrent post of director.

The outside directors are selected based on certain standards abide by law as well as on the criteria ensuring corporate independence which was resolved by the Company's Nominating Committee for outside. All members of both the Nominating Committee and the Compensation Committee are composed of outside directors. The Audit Committee consists of a majority of outside directors and the internal directors with a good understanding of the Company's operations, with an outside director also takes the responsibility of the chair.

The Company has established Independent Committee of Outside Directors that is independent of management. This committee proactively operates the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders", while occasionally reviews and makes necessary amendments to the policy.

In the meeting of held after the 94th Annual Investors Meeting on June 23, 2006, the member of the Independent Committee of Outside Directors expressed in favor of the continuous employment of this policy, which was resolved later in the Board of Directors meeting in July 31, 2006.

Furthermore, in the Independent Committee of Outside Directors held on March 29, 2007, this policy was approved again by all members attended the committee.

Through proactive and timely disclosure of important information related to the management of the Company, Eisai will execute fair and highly-transparent management of the Company.

The state of Eisai's corporate governance is reported to the Tokyo Stock Exchange and the Osaka Securities Exchange as the "Corporate Governance Report." The English version of the report is available at Eisai's corporate website: (http://www.eisai.co.jp/ecompany/ecgovernance20070515.pdf)

4. CONSOLIDATED FINANCIAL STATEMENTS
1-1) CONSOLIDATE BALANCE SHEET (ASSETS)

		March 31, 2006			March 31, 2007			Increase/ (Decrease)
	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS								
I. Current assets:								
1. Cash and cash in banks			74,163			89,775		
2. Notes and accounts receivable-trade	*5		148,720			162,172		
3. Short-term investments			120,021			90,279		
4. Inventories			44,949			52,757		
5. Deferred tax assets			29,272			33,219		
6. Other			15,806			13,358		
7. Allowance for doubtful receivables			(333)			(352)		
Total current assets			432,601	57.9		441,210	55.7	8,608
II. Fixed assets:								
1. Property, plant and equipment								
(1) Buildings and structures		151,030			161,462			
Accumulated depreciation	*4	84,315	66,715		87,040	74,421		
(2) Machinery, equipment and vehicles		99,573			103,398			
Accumulated depreciation	*4	74,108	25,464		78,813	24,585		
(3) Land			17,052			18,048		
(4) Construction in progress			9,300			4,894		
(5) Other		41,705			44,372			
Accumulated depreciation	*4	31,556	10,149		32,480	11,891		
Total property, plant and equipment			128,682	17.2		133,842	16.9	5,159
2. Intangible assets								
(1) Sales rights			–			45,986		
(2) Other			–			16,603		
Total intangible assets			43,206	5.8		62,589	7.9	19,383
3. Investments and other assets								
(1) Investment securities	*1		105,452			111,855		
(2) Long-term loans receivable			61			16		
(3) Deferred tax assets			27,612			32,586		
(4) Other	*1		10,393			10,714		
(5) Allowance for doubtful accounts			(779)			(701)		
Total investments and other assets			142,741	19.1		154,471	19.5	11,730
Total fixed assets			314,630	42.1		350,904	44.3	36,273
Total assets			747,231	100.0		792,114	100.0	44,882

(LIABILITIES AND EQUITY)

Account Title	Note	March 31, 2006 (Millions of Yen)	March 31, 2006 (%)	March 31, 2007 (Millions of Yen)	March 31, 2007 (%)	Increase/ (Decrease) (Millions of Yen)
LIABILITIES						
I. Current liabilities:						
1. Notes payable-trade and accounts payable-trade		24,405		19,268		
2. Short-term borrowings		413		236		
3. Accounts payable-other		53,171		57,911		
4. Accrued expenses		42,602		51,434		
5. Income tax payable		23,415		22,049		
6. Reserve for sales rebates		27,826		35,066		
7. Other reserves		781		628		
8. Other		5,538		5,185		
Total current liabilities		178,154	23.9	191,779	24.2	¥13,625
II. Long-term liabilities:						
1. Deferred tax liabilities		91		96		
2. Liability for retirement benefits		35,577		31,768		
3. Retirement allowances for directors		1,317		1,330		
4. Other		3,578		4,439		
Total long-term liabilities		40,565	5.4	37,636	4.8	(2,928)
Total liabilities		218,719	29.3	229,416	29.0	10,696
Equity						
I. Owners' Equity						
1. Common stock		–		44,985		
2. Capital surplus		–		55,222		
3. Retained earnings		–		469,632		
4. Treasury stock		–		(42,219)		
Total Owners' Equity		–	–	527,620	66.6	30,300
II. Net unrealized gain and translation adjustment:						
1. Net unrealized gain on available-for-sale securities		–		19,859		
2. Foreign currency translation adjustments		–		4,984		
Total net unrealized gain and translation adjustments		–	–	24,844	3.1	2,948
III. Stock acquisition rights		–	–	294	0.0	294
IV. Minority Interests		–	–	9,938	1.3	642
Total equity		–	–	562,698	71.0	34,186
Total liabilities and Equity		–	–	792,114	100.0	44,882
Minority Interests		9,296	1.2	–	–	
Shareholders' equity:						
I. Common stock	*3	44,985	6.0	–	–	
II. Capital surplus		55,222	7.4	–	–	
III. Retained earnings		429,025	57.4	–	–	
IV. Net unrealized gains and translation adjustments		20,327	2.7	–	–	
V. Foreign currency translation adjustments		1,567	0.2	–	–	
VI. Treasury stock	*3	(31,913)	(4.2)	–	–	
Total shareholders' equity		519,215	69.5	–	–	
Total liabilities, minority interest and shareholders' equity		747,231	100.0	–	–	

Note: Increase/decrease in Equity shows the difference with the account title corresponding to prior years'.

2) CONSOLIDATED STATEMENTS OF INCOME

		April 1, 2005 - March 31, 2006			April 1, 2006 - March 31, 2007			Increase/ (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
I. Net sales			601,252	100.0		674,111	100.0	72,859
II. Cost of sales	*1		104,509	17.4		109,367	16.2	4,857
Gross profit on sales			496,743	82.6		564,744	83.8	68,001
Provision for sales returns-net			(6)	(0.0)		(64)	(0.0)	(58)
Gross profit			496,749	82.6		564,809	83.8	68,059
III. Selling, general and administrative expenses								
1. Research and development expenses	*1	93,249		(15.5)	108,296		(16.1)	
2. Selling, general and administrative expense		307,795	401,044	66.7	351,249	459,545	68.2	58,500
Operating income			95,704	15.9		105,263	15.6	9,558
IV. Non-operating income								
1. Interest income		3,352			5,120			
2. Dividend income		582			966			
3. Foreign exchange gain		586			—			
4. Gain on sales of short-term investments		2			—			
5. Amortization of goodwill		56			—			
6. Equity in earnings		25			15			
7. Other		426	5,031	0.8	515	6,617	1.0	1,585
V Non-operating expenses								
1. Interest expenses		79			65			
2. Foreign Exchange Loss		—			729			
3. Sales discount		217			254			
4. Depreciation		108			—			
5. Other		305	710	0.1	369	1,418	0.2	707
Ordinary income			100,025	16.6		110,462	16.4	10,436
VI. Special gain								
1. Gain on sales of fixed assets	*2	91			213			
2. Gain on sales of investment securities		—			1,657			
3. Reversal of provision for doubtful accounts		106			—			
4. Other		6	204	0.1	30	1,901	0.3	1,696
VII. Special loss								
1. Loss on disposal of fixed assets	*3	827			1,147			
2. Loss on impairment of long-lived assets	*4	245			201			
3. Accelerated depreciation expenses of property, plant and equipment		—			646			
4. Accelerated amortization expenses of intangible assets	*5	2,568			—			
5. Loss on devaluation of inventories		496			—			
6. Other		10	4,148	0.7	34	2,029	0.3	(2,119)
Income before income taxes and minority interests			96,082	16.0		110,334	16.4	14,252
Income taxes-current		47,141			47,711			
Income taxes-deferred		(14,907)	32,234	5.4	(8,513)	39,197	5.8	6,963
Minority interests in income			437	0.1		522	0.1	85
Net income			63,410	10.5		70,614	10.5	7,204

3) STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS AND CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Statements of Capital Surplus and Retained Earnings

	April 1, 2005 – March 31, 2006	
Account Title	(Millions of Yen)	
Capital surplus		
I. Capital surplus reserve at beginning		55,222
II. Capital surplus at end		55,222
Retained earnings		
I. Retained earnings at beginning		387,077
II. Increase in retained earnings		
1 Net income		63,410
III. Decrease in retained earnings		
1 Dividends	21,435	
2 Loss on disposal of treasury stock	27	21,462
IV. Retained earnings at end		429,025

Consolidated Statement of Changes in Equity (April 1, 2006 to March 31, 2007)

(Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments			Stock acquisition rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at the end of prior year (March 31,2006)	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	–	9,296	528,512
Changes of items during the period											
Dividends (Note 1)			(14,293)		(14,293)						(14,293)
Dividends (Note 2)			(15,619)		(15,619)						(15,619)
Net income			70,614		70,614						70,614
Loss on disposal of treasury stock			(94)		(94)						(94)
Acquisition of treasury stock				(11,194)	(11,194)						(11,194)
Disposal of treasury stock				887	387						887
Changes of other items during the period (Net)						(467)	3,416	2,948	294	642	3,885
Changes of items during the period (Total)	–	–	40,606	(10,306)	30,300	(467)	3,416	2,948	294	642	34,186
Balance at the end of year (March 31, 2007)	44,985	55,222	469,632	(42,219)	527,620	19,859	4,984	24,844	294	9,938	562,698

Note 1: Approved by the Board of directors' meeting in May, 2006.
Note 2: Approved by the Board of directors' meeting in October, 2006.

4) CONSOLIDATED STATEMENTS OF CASH FLOWS

Account Title	Note	April 1, 2005-March 31,2006 (Millions of Yen)	April 1, 2006-March 31,2007 (Millions of Yen)	Increase/Decrease (Millions of Yen)
I. Operating activities:				
1. Income before income taxes and minority interests		96,082	110,334	
2. Depreciation and amortization		25,041	26,802	
3. Loss on impairment of long-lived assets		245	201	
4. Amortization of goodwill		(56)	–	
5. Decrease in allowance for doubtful accounts		(96)	(16)	
6. Interest and dividend income		(3,935)	(6,086)	
7. Interest expenses		79	65	
8. Equity in earnings of associated companies		(25)	(15)	
9. (Gain) Loss on sales and disposal of fixed assets		735	934	
10. Retirement benefit costs		5,774	–	
11. Gain on sales of securities		(6)	(1,657)	
12. Loss on devaluation of securities		5	12	
13. Increase in notes and accounts receivable-trade		(3,135)	(11,807)	
14. Increase in inventories		(3,423)	(5,481)	
15. Increase (Decrease) in trade payables		7,349	(6,312)	
16. Increase in other current liabilities		13,866	10,419	
17. Increase (Decrease) in reserve for sales rebates		(3,117)	7,040	
18. Decrease in liability for retirement benefits		–	(3,830)	
19. Other		(6,473)	3,780	
Sub-total		128,910	124,383	
20. Interest and dividends received		3,590	5,855	
21. Interest paid		(45)	(101)	
22. Income taxes paid		(45,402)	(48,948)	
Net cash provided by operating activities		87,053	81,188	(5,865)
II. Investing activities:				
1. Purchases of short-term investments		(98)	(215)	
2. Proceeds from sales and maturities of short-term investments		2,907	10,220	
3. Purchases of property, plant and equipment		(22,043)	(22,549)	
4. Proceeds from sales of property, plant and equipment		350	301	
5. Purchases of intangible assets		(21,794)	(6,009)	
6. Purchases of investment securities		(23,156)	(20,150)	
7. Proceeds from sales and redemptions of investment securities		16,422	8,259	
8. Payment for acquisition of business	*2	–	(24,279)	
9. Net decrease (increase) in time deposits (exceeding 3 months)		34	(152)	
10. Other		17,862	(635)	
Net cash used in investing activities		(29,513)	(55,212)	(25,698)
III. Financing activities:				
1. Net decrease in short-term borrowings		(511)	(188)	
2. Purchase of treasury stock		–	(11,060)	
3. Dividends paid		(21,435)	(29,913)	
4. Dividends paid to minority shareholders		(60)	(48)	
5. Other		163	589	
Net cash used in financing activities		(21,843)	(40,620)	(18,776)
IV. Foreign currency translation adjustments on cash and cash equivalents		5,153	2,456	(2,696)
V. Net increase (decrease) in cash and cash equivalents		40,849	(12,188)	(53,037)
VI. Cash and cash equivalents at beginning of period		142,429	183,278	40,849
VII. Cash and cash equivalents at end of period	*1	183,278	171,090	(12,188)

BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
1. Scope of Consolidation: Consolidated subsidiaries: 40 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston Inc. Eisai Inc. Eisai Pharma AG, Eisai AB and Eisai Australia Pty. Ltd. were newly established and consolidated during the period. Wei-zai Co., Ltd. was merged with Eisai Taiwan Inc. (surviving company) in April 2005.	1. Scope of Consolidation: Consolidated subsidiaries: 45 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston Inc. The following seven companies were newly established and consolidated during the period Eisai R & D Management Co., Ltd. Eisai (Singapore) Pte. Ltd., Eisai Clinical Research Singapore Pte. Ltd. EF-Eisai Farmaceutica, Unipessoal Lda. Eisai Manufacturing Ltd. MAB Acquisition Corporation Eisai Pharmatechnology & Manufacturing Pte. Ltd. Eisai Pharma-Chem Europe Ltd. and Eisai U.S.A. Inc. have been dissolved during the period.
2. Number of Companies Accounted for by the Equity Method: Associated companies: 2 Companies (Bracco-Eisai Co., Ltd., and another company)	2. Number of Companies Accounted for by the Equity Method: Associated companies: 1 Company (Bracco-Eisai Co., Ltd.,) Eisai-Novartis Verwaltungs GmbH was merged into Eisai GmbH, one of the consolidated subsidiaries, during the period.
3. Items Related to the Closing Date of Consolidated Subsidiaries: The closing date of Eisai China Inc. is December 31. In preparing the consolidated financial statements, the financial statements as of December 31 are used for Eisai China Inc., and necessary adjustments are made in consolidation for significant transactions occurring between that date and the closing date.	3. Items Related to the Closing Date of Consolidated Subsidiaries: The closing date of Eisai China Inc. is December 31. In preparing the consolidated financial statements, the interim financial statements as of March 31 are used for Eisai China Inc., However, this adjustment does not have a material effect on the financial statements.
4. Accounting Policies and Methods: (1) Measurement and Valuation for Significant Assets (a) Securities: Held-to-maturity Securities: Stated at amortized cost.(Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair value at the balance sheet date with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method.	4. Accounting Policies and Methods: (1) Measurement and Valuation for Significant Assets (a) Securities: Held-to-maturity Securities: Stated at amortized cost.(Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair value at the balance sheet date with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method.

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
(b) Derivatives: Stated at fair value	(b) Derivatives: Same as the left
(c) Inventories: Merchandise and finished products, work-in-process products, raw materials, and supplies are stated at cost substantially determined by average method for the Parent Company and the Japanese consolidated subsidiaries, and at lower-of-cost-or-market method determined by the first-in first-out method for the foreign consolidated subsidiaries.	(c) Inventories: Same as the left
(2) Depreciation of Significant Depreciable Assets (a) Property, plant and equipment : Depreciation of property, plant and equipment of the Parent Company and its domestic subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings: 15 to 50 years Machinery and equipment: 6 to 7 years In the foreign consolidated subsidiaries, the straight-line method based on their each local accounting standard is principally applied.	(2) Depreciation of Significant Depreciable Assets (a) Property, plant and equipment: Same as the left
(b) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over estimated useful life in years (mainly five years).	(b) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Sales rights 5 to10 years Software for internal use mainly 5 years
(3) Accounting for Certain Allowances and Reserves: (a) Allowance for doubtful accounts: To prepare for potential losses of trade receivables, loans receivable and others, allowance for doubtful receivables/ accounts are provided at amounts determined on the bases of the Parent Company's past credit loss experience and evaluation of potential losses in receivables outstanding.	(3) Accounting for Certain Allowances and Reserves: (a) Allowance for doubtful accounts: Same as the left
(b) Reserve for sales rebates: Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates.	(b) Reserve for sales rebates: Same as the left
(c) Other reserves: The Parent Company and its domestic consolidated subsidiaries account for following reserves. As their impacts on the balance sheet are immaterial, they are stated as "Other reserves" collectively. i) Reserve for sales returns:	(c) Other reserves: Same as the left i) Reserve for sales returns:

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
To prepare for possible sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average of return ratio of goods sold over the previous two fiscal years and the profit ratio of the period.	Same at the left
ii) Reserve for disposal of goods returns: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables trade at the balance sheet date by the average of returns ratio of goods sold and the average disposal ratio of goods returned over the previous two fiscal years.	ii) Reserve for disposal of goods returns: Same at the left
(d) Liability for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for liability for the retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the period. The unrecognized prior service costs of the Parent Company and certain subsidiaries are being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial gain/loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period after the period during which each gain/loss occurred, respectively.	(d) Liability for retirement benefits: Same at the left
(e) Retirement allowances for directors: The Parent Company and certain consolidated subsidiaries provide a reserve for retirement allowances for directors in required amounts calculated based on the bylaw.	(e) Retirement allowances for directors: Same as the left
(4) Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the balance sheet date, profit and loss accounts thereof are	(4) Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the balance sheet date, profit and loss accounts thereof are

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
translated into Yen at the average rates of the period and differences arising from such translation are included in the minority interests account and the foreign currency translation adjustments account in the shareholders' equity.	translated into Yen at the average rates of the period and differences arising from such translation are included in the minority interests account and the foreign currency translation adjustments account in the equity.
(5) Accounting for significant lease transactions: The Parent Company and the Japanese subsidiaries accounted for finance lease transactions other than those under which ownership is transferred to the lessee in accordance with the accounting treatment of operating leases. Finance leases of the foreign consolidated subsidiaries are principally capitalized.	(5) Accounting for significant lease transactions: Same as the left
(6) Accounting for significant hedges: (a) Hedge method: The Parent Company and certain subsidiaries measured derivatives used for hedging purposes at fair market value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into the contracted rates.	(6) Accounting for significant hedges: (a) Hedge method: Same as the left
(b) Hedging instruments and hedged items: (i) Hedging instruments: Foreign currency forward contracts (ii) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(b) Hedging instruments and hedged items: Same as the left
(c) Hedging policy: The Parent Company and certain subsidiaries use hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rates. Hedged transactions used by the companies have been made in accordance with internal policy.	(c) Hedging policy: Same as the left
(d) Method for assessment of effectiveness of hedging: As for the Parent Company and certain subsidiaries, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness is not performed.	(d) Method for assessment of effectiveness of hedging: Same as the left

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
(7) Other basis of presenting consolidated financial statements: Accounting for consumption tax: Consumption taxes and local consumption taxes are excluded from revenues and expenses.	(7) Other basis of presenting consolidated financial statements: Accounting for consumption tax: Same as the left
5. Valuation of Assets and Liabilities of Subsidiaries: The assets and liabilities of the subsidiaries are valued using the full mark-to-market method.	5. Valuation of Assets and Liabilities of Subsidiaries: Same as the left
6. ______________________	6. Amortization of Goodwill and Negative Goodwill: Goodwill and negative goodwill are amortized on a straight-line basis over five years. Goodwill of a part of overseas subsidiaries is amortized under the accounting standard in each country.
7. Amortization of Consolidated Adjustment Account: Consolidated adjustment account is amortized on a straight-line basis over five years.	7. ______________________
8. Treatment for Appropriations of Retained Earnings: In the statement of capital surplus & retained earnings, the appropriations of retained earnings of consolidated companies are determined based on the appropriations of retained earnings which have been confirmed within the period.	8. ______________________
9. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows: Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, all of which mature or become due within three months from the date from acquisition.	9. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows: Same as the left

ACCOUNTING CHANGES

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
(Standard for asset impairment accounting) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued on August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued on October 31, 2003) are applied. The effect of the adoption of these standards was to decrease the income before income taxes and minority interests by ¥190 million. In accordance with the modification of the Regulations Concerning Consolidated Financial Statements, the amount of the accumulated impairment losses on land and intangible assets are directly deducted from the balances of related fixed assets, while those on other assets are included in the accumulated depreciation account. The impacts on profits of business segment are stated In "5 Segment Information."	―――――
―――――	(Presentation of Equity) On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard and related guidance for presentation of equity. The new standard (the ASBJ Statement No.5) and the related guidance (the ASBJ Guidance No.8) are applied. The shareholders' equity amounted to 552,464 million based on the former regulation. The Equity at the balance sheet date is presented in accordance with the modification of the Regulations Concerning Consolidated Financial Statements.
―――――	(Standard for stock acquisition rights) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Acquisition Rights and related guidance. " The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and minority interests decreased by 294 million.

CHANGES IN REPRESENTATION

<table>
<tr><th>April 1, 2005 - March 31, 2006</th><th>April 1, 2006 - March 31, 2007</th></tr>
<tr><td></td><td>(Consolidated Balance Sheet)
1. As the amount of "Sales rights" included in the intangible assets in the previous period exceeded 5% of total assets, it was separately treated and presented in an independent account title. The reported amount as "Sales rights" was ¥28,652 million in the previous period.</td></tr>
<tr><td>(Consolidated Statements of Income)
1. As the amount of "Gain on sales of investment securities," separately treated and presented in an independent account title in the previous period, was ¥4 million in the period, accounting for below 10% of total special gain, it was included in "Other special gain."

2. As the amount of "Reversal of provision for doubtful accounts," included in "Other special gain" in the previous period, exceeded 10% of total special gain in the period, it was separately treated and presented in an independent account title. The reported amount as "Reversal of provision for doubtful accounts" in the previous period was ¥7 million.

―――――――――――</td><td>(Consolidated Statements of Income)
1. As the amount of "Depreciation" in the non-operating expenses, separately treated and presented in a separate account in the previous period, was ¥81 million in the current period, accounting for less than or equal to 10% of total non-operating expenses, it was included in "Other non-operating expenses."
2. As the amount of "Gain on sales of investment securities," included in "Other special gain" in the special gain in the previous period, exceeded 10% of total special gain, it was separately treated and presented in an independent account title. The reported amount as "Other special gain" was ¥4 million in the current period.
3. As the amount of "Reversal of provision for doubtful accounts", separately treated and presented in a separate account in the previous period, was ¥26 million in the current period, accounting for less than or equal to 10% of total special gain, it was included in "Other special gain."
(Consolidated Statements of Cash Flows)
Although the cash flows related to retirement benefits were included in "Retirement benefit costs" and "Others" in the component of operating cash flows in the previous period, they are represented as Increase (Decrease) in liability for retirement benefits in the current period.
The amount of "Increase in liability for retirement benefits" in the operating cash flows in the previous period was 3,038 million.</td></tr>
</table>

NOTES TO CONSOLIDATED BALANCE SHEET

<table>
<tr><th>March 31, 2006</th><th>March 31, 2007</th></tr>
<tr><td>*1. Notes related to subsidiaries and associated companies:
Account titles and amounts of investments in associated companies:
Investment securities (stocks) ¥353 mil.
Other assets in investments and other assets ¥1 mil.</td><td>*1. Notes related to subsidiaries and associated companies:
Account titles and amounts of investments in associated companies:
Investment securities (stocks) ¥367 mil.</td></tr>
<tr><td>*2. Contingent liabilities:
The Parent Company cosigns following debts:
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>119</td></tr></table></td><td>*2. Contingent liabilities:
The Parent Company cosigns following debts:
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>110</td></tr></table></td></tr>
<tr><td>*3. Outstanding stock:
Common stock 296,566,949 shares
Treasury stock:
Common Stock 10,692,033 shares</td><td>*3. ―――――</td></tr>
<tr><td>*4. Accumulated depreciation includes accumulated loss on impairment of long-lived assets.</td><td>*4. Same as the left</td></tr>
<tr><td>*5. ―――――</td><td>*5. The notes at maturity are regarded as settled on the clearance date.
Since the balance sheet date was a bank holiday, the notes at maturity on the balance sheet date was included into the balance of the related account as follows,
Notes receivable-trade ¥224 mil.</td></tr>
</table>

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

April 1, 2005 - March 31, 2006

*1. Total research and development expenses included in general and administrative expenses and manufacturing costs for the period:
General and administrative expenses ¥93,249 mil.
Manufacturing costs ¥- mil.

*2. The main content of gain on sales of fixed assets is as follows:
Land ¥64 mil.

*3. The main contents of loss on disposal of fixed assets are as follows:
Buildings and structures ¥435 mil.
Machinery, equipment and vehicle ¥210 mil.
Others (Tools, furniture and fixtures) ¥110 mil.

*4. Loss on impairment of long-lived assets
The consolidated group classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the consolidated group is consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the period, the consolidated group booked an impairment loss on the following asset groups:

Function	Asset Type	Status
Business properties	Machinery, Equipment and vehicles, Intangible assets (Software), and other	Toshima-ku Tokyo
Leased assets	Property, plant and equipment (Other)	Chiyoda-ku Tokyo
Idle assets	Land	Kamiishizu-cho (Ogaki-shi) Gifu and other

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount.
As the Idle assets significantly decreased in market

April 1, 2006 - March 31, 2007

*1. Total research and development expenses included in general and administrative expenses and manufacturing costs for the period:
General and administrative expenses¥108,296 mil.
Manufacturing costs ¥- mil.

*2. The main content of gain on sales of fixed assets is as follows:
Land ¥199 mil.

*3. The main contents of loss on disposal of fixed assets are as follows:
Buildings and structures ¥470 mil.
Machinery, equipment and vehicle ¥138 mil.
Property, plant and equipment Other (Tools, furniture and fixtures) ¥146 mil.
Intangible assets Other (Software) ¥352 mil.

*4. Loss on impairment of long-lived assets
The consolidated group classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the consolidated group is consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the period, the consolidated group booked an impairment loss on the following asset groups:

Function	Asset Type	Status
Business properties	Intangible assets (Other), etc.	Toshima-ku, Tokyo France
Leased assets	Property, plant and equipment (Other)	Chiyoda-ku, Tokyo
Idle assets	Investments and other assets (Other), etc.	Echizen-machi Fukui and others
	Machinery, Equipment and vehicles	Misato-machi Saitama Kakamigahara-shi Gifu

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount.
As the Idle assets significantly decreased in market

value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well. The total loss on impairment of long-lived assets for the period amounted to ¥ 245 million. The contents of impairment are software of ¥ 85 millions, land of ¥ 64 millions and others. The recoverable amount of asset groups is measured by value in use (discount rate: 5.0%) or net realizable value. Net realizable value is based on reasonable estimates, either real estate appraised value by a third-party or the assessed value of property for tax purposes.	value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well. The total loss on impairment of long-lived assets for the period amounted to ¥201 million. The contents of impairment are Intangible assets (Other intangible assets) of ¥101 million, Investments and other assets of ¥42 million and Machinery, Equipment and vehicles of ¥36 millions. The recoverable amount of asset groups is measured by value in use (discount rate: 5~8%) or net realizable value. Net realizable value is based on reasonable estimates, either real estate appraised value by a third-party or the assessed value of property for tax purposes.
*5. Accelerated amortization expenses of intangible assets were incurred due to change in amortization period of the sales rights of the anti-epileptic drug selling in the United States.	*5. ――――――――

NOTES TO THE STATEMENTS OF CHANGES IN EQUITY

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
————	See below

1. Types and numbers of stocks issued and treasury stock

(thousand of stocks)

	Stocks issued	Treasury stock
Type of stock	Common stock	Common stock
Number of stocks at the end of the previous period	296,566	10,692
Increase	—	2,023
Decrease	—	277
Number of stocks at the end of the period	296,566	12,437

(Note 1) The increase of the treasury stock (common stock) is composed of the purchase of 2,000 thousand treasury stock, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 23 thousand of fractional shares.

(Note 2) The decrease of the treasury stock was caused by exercises of stock options.

2. Stock acquisition rights and stock acquisition rights held by an issuing company (Millions of Yen)

Classification	Content of stock acquisition rights	Balance on the balance sheet date
Eisai Co., Ltd.	Stock acquisition rights as a stock option	294

3. Dividends

(1) Dividends paid during the current period

(a) The followings were resolved by the Board of Directors held on May 16, 2006.

a) Total amount of the dividends in cash paid ¥14,293 mil.

b) Cash dividends per share ¥50.00

c) Record date March 31, 2006

d) Effective date May 30, 2006

(b) The followings were determined by the Board of Directors held on October 31, 2006

a) Total amount of the dividends in cash paid ¥15,619 mil.

b) Cash dividends per share ¥55.00

c) Record date

	September 30, 2006 d) Effective date November 22, 2006 (2) Dividends to be paid after the balance sheet date, but the record date for the payment of dividends belongs to the period. The following have been determined in the Board of Directors meeting in May 15, 2007. a) Total amount of the dividends in cash paid ¥18,468 mil. b) Resource of the dividends to be paid Retained earnings c) Cash dividends per share ¥65.00 d) Record date March 31, 2007 e) Effective date May 28, 2007

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
*1. Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date. Cash and cash in banks ¥74,163 mil. Short-term investments ¥120,021 mil. Other current assets ¥15,806 mil. Total ¥209,992 mil.	*1. Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date. Cash and cash in banks ¥89,775 mil. Short-term investments ¥90,279 mil. Total ¥180,054 mil.
Time deposits whose maturities exceed three months (¥1,706 mil.) Bonds whose maturities exceed three months (¥10,200 mil.) Other current assets other than cash and cash equivalents (¥14,806 mil.) Cash and cash equivalents ¥183,278 mil. *2. ――――――――	Time deposits whose maturities exceed three months (¥2,133 mil.) Bonds whose maturities exceed three months (¥6,830 mil.) Cash and cash equivalents ¥171,090 mil *2. Principal items of assets and liabilities which were increased or decreased by the acquisition of business are indicated in "13) Business Combinations, 5) Assets received and liabilities assumed on the date of acquisition".

5) Segment Information

1. Business Segment Information

(1) For the fiscal year ended March 31, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss					
(1) Sales to external customers	579,812	21,440	601,252	–	601,252
(2) Intersegment sales	186	17,458	17,645	(17,645)	–
Total sales	579,998	38,899	618,897	(17,645)	601,252
Operating expenses	481,621	36,533	518,155	(12,607)	505,547
Operating income	98,376	2,365	100,742	(5,037)	95,704
II. Assets, depreciation and amortization, loss on impairment of long-lived assets and capital expenditures					
-Assets	556,474	26,178	582,653	164,578	747,231
-Depreciation and amortization	24,140	636	24,776	265	25,041
-Loss on impairment of long-lived assets	205	39	245	–	245
-Capital expenditures	35,900	598	36,498	525	37,024

(2) For the fiscal year ended March 31, 2007 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss					
(1) Sales to external customers	652,936	21,175	674,111	–	674,111
(2) Intersegment sales	230	21,198	21,428	(21,428)	–
Total sales	653,167	42,373	695,540	(21,428)	674,111
Operating expenses	545,107	40,662	585,770	(16,922)	568,848
Operating income	108,059	1,710	109,769	(4,506)	105,263
II. Assets, depreciation and amortization, loss on impairment of long-lived assets and capital expenditures					
-Assets	656,788	31,814	688,602	103,511	792,114
-Depreciation and amortization	25,715	802	26,518	283	26,802
-Loss on impairment of long-lived assets	150	–	150	51	201
-Capital expenditures	50,960	868	51,828	171	52,000

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals including prescription pharmaceuticals and "Other," which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Other	Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2006: ¥5,052 million
For the year ended March 31, 2007: ¥4,525 million

(4) Corporate assets included in eliminations and corporate consist mainly of surplus operating capital (cash and cash in bank and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2006: ¥168,474 million
For the year ended March 31, 2007: ¥109,487 million

(5) Accelerated expenses of property, plant and equipment is not included in depreciation.

2. Geographical Segment Information

(1) For the fiscal year ended March 31, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss							
(1) Sales to external customers	285,058	253,075	45,504	17,613	601,252	–	601,252
(2) Intersegment sales	74,322	30,574	10,377	3	115,277	(115,277)	–
Total sales	359,380	283,649	55,882	17,617	716,530	(115,277)	601,252
Operating expenses	285,217	261,162	51,246	14,834	612,460	(106,913)	505,547
Operating income	74,163	22,487	4,635	2,782	104,069	(8,364)	95,704
II. Assets	431,473	168,490	39,927	18,494	658,385	88,845	747,231

(2) For the fiscal year ended March 31, 2007 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss							
(1) Sales to external customers	292,222	303,411	54,774	23,703	674,111	–	674,111
(2) Intersegment sales	86,303	36,896	18,302	10	141,513	(141,513)	–
Total sales	378,526	340,307	73,077	23,714	815,625	(141,513)	674,111
Operating expenses	305,723	311,545	69,017	19,693	705,980	(137,131)	568,848
Operating income	72,802	28,761	4,059	4,021	109,644	(4,381)	105,263
II. Assets	489,912	221,123	57,427	23,516	791,979	134	792,114

Notes:

(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, South-East Asia, Latin America, etc.

(3) Intersegment sales in Japan principally represents product sales from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales to the Parent Company from overseas subsidiaries engaging in research and development.

(4) Operating expenses that are not allocated to each segment, and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2006: ¥5,052 million
For the year ended March 31, 2007: ¥4,525 million

(5) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and cash in bank and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2006: ¥168,474 million
For the year ended March 31, 2007: ¥109,487 million

3. Overseas Sales

(1) For the period ended March 31, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	262,260	61,717	19,920	343,898
2. Consolidated sales				601,252
3. Share of overseas sales	43.6%	10.3%	3.3%	57.2%

(2) For the period ended March 31, 2007 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	312,005	72,218	26,541	410,765
2. Consolidated sales				674,111
3. Share of overseas sales	46.3%	10.7%	3.9%	60.9%

Notes:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
- -North America: The United States and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Other: East Asia, South-East Asia, Latin America, etc.

(3) Overseas sales represents the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

6) LEASE TRANSACTIONS

April 1, 2005 – March 31, 2006

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on impairment	Net leased property
Machinery & equipment	512	351	–	160
Other (Tools, furniture, and fixtures):	3,454	1,190	16	2,247
Total:	3,966	1,542	16	2,408

(2) Obligation under finance leases:

Due within one year	¥990 mil.
Due over one year	¥1,460 mil.
Total	¥2,451 mil.

The balance of the impaired portion of leased obligation ¥12 mil.

(3) Actual lease payments, reversal of impairment of leased property, depreciation expenses, interest expense, and losses on impairment of long-lived assets:

Actual lease payments	¥1,052 mil.
Reversal of the impairment of leased property	¥3 mil.
Depreciation expense	¥994 mil.
Interest expense	¥67 mil.
Loss on impairment of long-lived assets	¥16 mil.

(4) Depreciation method

Leased assets are depreciated over the lease term by straight-line method with no salvage value.

(5) Interest expense of the leased assets:

Interest expense of the leased assets is allocated every fiscal year by using interest method based on the differences between the total lease payment and the acquisition cost of the asset that are considered to be interest -bearing.

April 1, 2006 – March 31, 2007

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on impairment	Net leased property
Machinery & equipment	335	81	–	254
Other (Tools, furniture, and fixtures):	3,617	1,733	16	1,867
Total:	3,952	1,814	16	2,121

(2) Obligation under finance leases:

Due within one year	¥1,069 mil.
Due over one year	¥1,102 mil.
Total	¥2,172 mil.

The balance of the impaired portion of leased obligation ¥7 mil.

(3) Actual lease payments, reversal of impairment of leased property, depreciation expenses, interest expense, and losses on impairment of long-lived assets:

Actual lease payments	¥1,161 mil.
Reversal of the impairment of leased property	¥4 mil.
Depreciation expense	¥1,095 mil.
Interest expense	¥73 mil.
Loss on impairment of long-lived assets	¥- mil.

(4) Depreciation method

Same as the left

(5) Interest expense of the leased assets:

Same as the left

April 1, 2005 – March 31, 2006	April 1, 2006 – March 31, 2007
2. Minimum lease payments under non-cancelable operating leases: Due within one year ¥1,239 mil. Due over one year ¥3,149 mil. Total ¥4,388 mil.	2. Minimum lease payments under non-cancelable operating leases: Due within one year ¥2,204 mil. Due over one year ¥13,790 mil. Total ¥15,994 mil.

April 1, 2005 – March 31, 2006

(Lessor)

1. Finance leases other than those under which ownership is transferred to the lessee:

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, and Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Others (Tools, furniture, and fixtures)	18	9	9
Total:	18	9	9

(2) Unearned lease income under financial leases:

Due within one year ¥2 mil.
Due over one year ¥9 mil.
Total ¥11 mil.

As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of notes and accounts receivable-trade at year end is immaterial, interest income is included in the amount of unearned lease income

(3) Actual lease income: ¥0 mil.
Depreciation expense ¥0 mil.

(Loss on impairment of long-lived assets)
None

April 1, 2006 – March 31, 2007

(Lessor)

1. Finance leases other than those under which ownership is transferred to the lessee:

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, and Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Others (Tools, furniture, and fixtures)	61	25	36
Total:	61	25	36

(2) Unearned lease income under financial leases:

Due within one year ¥11 mil.
Due over one year ¥37 mil.
Total ¥48 mil.

As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of notes and accounts receivable-trade at year end is immaterial, interest income is included in the amount of unearned lease income

(3) Actual lease income: ¥7 mil.
Depreciation expense ¥15 mil.

(Loss on impairment of long-lived assets)
Same as the left

7) TRANSACTIONS WITH RELATED PARTIES

April 1, 2005 – March 31, 2006

(1) Directors and main individual shareholders

Attribution		Director	Director	Director
Name		Haruo Naito	Haruo Naito	Yuji Naito
Address		-	-	-
Capital and investments (¥ mil.)		-	-	-
Business or title		Director, Representative Executive Officer, President of the Company Representative Director and President of Genox Research Inc.	Director, Representative Executive Officer, President of the Company Chairman of The Naito Foundation	Director and Honorary Chairman of the Company Chairman of The Naito Foundation
Voting rights (%)		Direct 0.0	Direct 0.0	Direct 0.6
Details	Concurrent post	-	-	-
	Business relationship	-	-	-
Description of transaction		Lease of the office	Donation	Donation
Transaction amounts (¥ mil.)		1	27	63
Account		-	-	-
Balance at end of year (¥ mil.)		-	-	-

Notes:

(1) The above transactions are intended for the third parties.

(2) Consumption taxes are not included.

(3) Business conditions and procedure

Office rent fee to Genox Research Inc. has been decided based on a fair market value.

(4) As Yuji Naito who was Director and Honorary Chairman of the Company resigned Chairman of The Naito Foundation on October 11, 2005, Haruo Naito, Director, Representative Executive Officer, President of the Company, succeeded the position on January 20, 2006. The amounts indicated here refer to those of his term. Also the voting right of Yuji Naito is that as of his retirement day.

April 1, 2006 – March 31, 2007

(1) Directors and main individual shareholders

Attribution		Director	Director
Name		Haruo Naito	Haruo Naito
Address		-	-
Capital and investments (¥ mil.)		-	-
Business or title		Director, Representative Executive Officer, President of the Company Representative Director and President of Genox Research Inc.	Director, Representative Executive Officer, President of the Company Chairman of The Naito Foundation
Voting rights (%)		Direct 0.2	Direct 0.2
Details	Concurrent post	-	-
	Business relationship	-	-
Detail of transaction		Lease of the office	Donation
Transaction amount (¥ mil.)		1	89
Account item		-	-
Balance at end of year (¥ mil.)		-	-

Notes: (1) The above transactions are intended for the third parties.

(2) Consumption taxes were not included.

(3) Business conditions and procedure

Office rent fee to Genox Research Inc. has been decided based on a fair market value.

8) INCOME TAXES

April 1, 2005 – March 31, 2006		April 1, 2006 – March 31, 2007	
1. Description of main items by which deferred tax assets and liabilities were calculated.		1. Description of main items by which deferred tax assets and liabilities were calculated.	
(1) Current assets:		(1) Current assets:	
Deferred tax assets	(Millions of Yen)	Deferred tax assets	(Millions of Yen)
Entrusted R&D expenses	¥9,134	Entrusted R&D expenses	¥12,830
Reserve for sales rebates	6,454	Reserve for sales rebates	6,273
Unrealized profits on inventories	5,946	Unrealized profits on inventories	5,872
Accrued bonuses	3,971	Accrued bonuses	4,492
Other	6,357	Other	6,744
Sub-total	¥31,865	Sub-total	¥36,212
Less valuation allowance	(2,593)	Less valuation allowance	(2,989)
Total deferred tax assets	¥29,272	Total deferred tax assets	¥33,223
		Deferred tax liabilities	
		Accrued interest	(¥3)
		Total Deferred tax liabilities	(3)
		Net deferred tax assets	¥33,219
(2) Non-current assets:	(Millions of Yen)	(2) Non-current assets:	(Millions of Yen)
Deferred tax assets		Deferred tax assets	
Liability for retirement benefits	¥23,511	Liability for retirement benefits	¥22,240
Entrusted R&D expenses	9,518	Entrusted R&D expenses	15,003
Deferred assets for income tax purposes	4,788	Depreciation and amortization	5,364
Depreciation and amortization	4,587	Deferred assets for income tax purposes	4,624
Other	5,033	Other	5,094
Sub-total	¥47,439	Sub-total	¥52,326
Less valuation allowance	(2,553)	Less valuation allowance	(2,734)
Total deferred tax assets	¥44,885	Total deferred tax assets	¥49,592
Deferred tax liabilities		Deferred tax liabilities	
Net unrealized gain on available-for-sale securities	(¥14,184)	Net unrealized gain on available-for-sale securities	(¥13,854)
Other	(3,179)	Other	(3,248)
Total deferred tax liabilities	(17,364)	Total deferred tax assets	(17,103)
Net deferred tax assets(*)	¥27,520	Net deferred tax assets(*)	¥32,489
*Note: Net deferred tax asset is included in the following accounts in the balance sheet:		* Note: Net deferred tax asset is included in the following accounts in the balance sheet:	
	(Millions of Yen)		(Millions of Yen)
Non-current assets: Deferred tax assets	¥27,612	Non-current assets: Deferred tax assets	¥32,586
Non-current liabilities: Deferred tax liabilities	¥91	Non-current liabilities: Deferred tax liabilities	¥96
2. Reconciliation between the effective income tax rate and the statutory tax rate:		2. Reconciliation between the effective income tax rate and the statutory tax rate:	
	(%)		(%)
Statutory tax rate	41.0	Statutory tax rate	41.0
(Reconciliation)		(Reconciliation)	

April 1, 2005 – March 31, 2006		April 1, 2006 – March 31, 2007	
Expenses not permanently deductible for income tax purposes, such as entertainment expense	1.9	Expenses not permanently deductible for income tax purposes, such as entertainment expense	1.6
Income not permanently taxable for income tax purposes, such as dividend income	(0.4)	Income not permanently taxable for income tax purposes, such as dividend income	(0.2)
Tax credit for experiment and research expenses	(5.6)	Tax credit for experiment and research expenses	(5.1)
Difference in statutory tax rate of subsidiaries	(1.4)	Difference in statutory tax rate of subsidiaries	(1.5)
Valuation allowance	(0.7)	Valuation allowance	0.4
Other	(1.3)	Other	(0.7)
Effective income tax rate	33.5%	Effective income tax rate	35.5%

9) SECURITIES

(1) MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	Fiscal year ended Mar-31-2006			Fiscal year ended Mar-31-2007		
Carrying amounts below fair value	Carrying amounts	Fair value	Unrealized gain	Carrying amounts	Fair value	Unrealized gain
1. Government and municipal bonds, etc.	–	–	–	–	–	–
2. Corporate bonds	6,203	6,212	9	494	500	5
3. Other	16,196	16,197	0	11,998	12,063	65
Sub-total	22,400	22,410	10	12,492	12,563	71
Carrying amounts exceeding fair value	Carrying amount	Fair value	Unrealized loss	Carrying amount	Fair value	Unrealized loss
1. Government and municipal bonds, etc.	1	1	–	–	–	–
2. Corporate bonds	27,813	27,159	(653)	22,581	22,283	(297)
3. Other	23,796	23,777	(19)	199	199	(0)
Sub-total	51,611	50,938	(673)	22,781	22,483	(297)
TOTAL	74,011	73,348	(662)	35,273	35,046	(226)

(2) MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	Fiscal year ended Mar-31-2006			Fiscal year ended Mar-31-2007		
Carrying amounts exceeding acquisition cost	Acquisition Cost	Carrying amount	Unrealized gain	Acquisition Cost	Carrying amount	Unrealized gain
1. Stocks	28,820	63,501	34,680	38,303	72,591	34,287
2. Bonds	–	–	–	–	–	–
Government and municipal bonds, etc.	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–
3. Other	976	988	11	214	227	13
Sub-total	29,797	64,489	34,692	38,517	72,818	34,300
Carrying amounts below acquisition cost	Acquisition Cost	Carrying amounts	Unrealized loss	Acquisition Cost	Carrying amounts	Unrealized loss
1. Stocks	0	0	(0)	4,916	4,473	(443)
2. Bonds	–	–	–	–	–	–
Government and municipal bonds, etc.	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–
3. Other	4,469	4,419	(50)	1,057	1,041	(16)
Sub-total	4,470	4,419	(50)	5,973	5,514	(459)
TOTAL	34,267	68,909	34,641	44,491	78,332	33,840

Notes:

There was no impairment of available-for-sale securities with market value for the period ended March 31, 2007.

(Loss on Impairment for the period ended March 31, 2006 was ¥0 million.)

Impairment of securities is recognized when the market value at end of period becomes less than half of the carrying amounts at beginning other than the case when the market value is recoverable. The loss is also recognized when the decline in value at end is between 30% and 50% of the carrying amount at beginning considering the transition of market price and the fair value at end.

(3) OTHER MARKETABLE SECURITIES SOLD DURING THE FISCAL YEAR PERIOD

(Millions of Yen)

April 1, 2005 - March 31, 2006			April 1, 2006 – March 31, 2007		
Sales amount	Gain on sales	Loss on sales	Sales amount	Gain on sales	Loss on sales
143	5	0	2,293	1,657	0

(4) HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2007
1. Held-to-Maturity Securities		
Unlisted foreign bonds	–	–
2. Available-for-sale securities		
Unlisted stocks, except OTC traded stocks	4,031	3,692
MMF, etc.	56,931	75,226
Preferred investment securities	1,000	1,000
Unlisted bonds, etc.	20,237	8,243

(5) THE CARRYING AMOUNTS OF AVAILABLE-FOR-SALE AND HELD-TO- MATURITY SECURITIES AT CONTRACTUAL MATURITIES

(Millions of Yen)

	Fiscal Year Ended Mar-31-2006				Fiscal Year Ended Mar-31-2007			
	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
1. Bonds	42,382	22,527	2,101	7,000	6,591	15,339	13,292	50
Government and municipal bonds, etc.	–	–	1	–	–	–	–	–
Corporate bonds	9,589	22,327	2,100	–	6,491	15,239	1,294	50
Others	32,793	199	–	7,000	99	99	11,998	–
2. Others	510	1,000	–	–	238	1,019	–	–
Total	42,893	23,528	2,101	7,000	6,830	16,358	13,292	50

10) DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Fiscal year ended Mar-31-2006				Fiscal year ended Mar-31-2007			
	Contract Amounts	Over 1 Year	Fair value	Unrealized gain (loss)	Contract amounts	Over 1 Year	Fair value	Unrealized gain (loss)
Contract other than market transaction Foreign exchange forward contracts								
Selling: U.S. dollar	12,473	–	12,430	42	14,469	–	14,301	168
Selling: Euro	70	–	72	(1)	1,043	–	1,050	(7)
Buying: Yen	270	–	274	4	–	–	–	–
Total	–	–	–	45	–	–	–	161

Notes:

1. The valuation of fair market values for those contracts was based on foreign exchange forward market quotations.

2. Contracts processed by hedge accounting are not disclosed.

11) PENSION PLANS AND RETIREMENT BENEFIT COSTS

April 1, 2005 - March 31, 2006	April 1, 2006 – March 31, 2007
1. Outline of pension plan: The Parent Company: The Parent Company adopts defined-benefit pension plan and retirement lump-sum payments. The transfer rate to the defined-benefit pension plan fund is 45%. Additional severance payment may be made to some employees.	1. Outline of pension plan: The Parent Company: Same as the left.
Consolidated subsidiaries: Certain Japanese subsidiaries adopt a defined-benefit pension type of a joint pension plan, an approved pension scheme and retirement lump-sum payments. Certain overseas subsidiaries adopt a defined contribution plan as we l as a defined-benefit plan. Additional severance payment may be made to some employees.	Consolidated subsidiaries: Same as the left.
2. Projected benefit obligation benefits at March 31, 2006 (Millions of Yen) Projected benefit obligation (¥113,096) Fair value of plan assets ¥103,610 Net unfunded obligation (9,485) Unrecognized actuarial gain (14,284) Unrecognized prior service cost (Note 1) (11,808) Liability for retirement benefits (¥35,577) Notes: (Note 1) Reflects the changes of relevant regulation including the changes in guarantee period in October 2005 and the elimination of additional benefit on December 1, 2004. (Note 2) Certain subsidiaries adopt the simple method to calculate projected benefit obligation.	2. Projected benefit obligation benefits at March 31, 2007 (Millions of Yen) Projected benefit obligation (¥113,860) Fair value of plan assets ¥102,588 Net unfunded obligation (11,271) Unrecognized actuarial gain (11,347) Unrecognized prior service cost (Note 1) (9,149) Liability for retirement benefits (¥31,768) Notes: (Note 1) Reflects the changes of relevant regulation including the changes in guarantee period in October 2005 and the elimination of additional benefit on December 1, 2004. (Note 2) Certain subsidiaries adopt the simple method to calculate projected benefit obligation.
3. Components of the retirement benefit costs: (Millions of Yen) Service cost (Note 1) ¥4,004 Interest cost 2,900 Expected return on plan assets (2,651) Amortization of unrecognized net actuarial loss 6,473 Amortization of prior service cost (Note 2) (2,893) Contribution to defined contribution plan and others 950 Retirement benefit costs ¥8,784 Notes: (Note 1) All retirement benefit costs of subsidiaries utilizing the simple method are included in	3. Components of the retirement benefit costs: (Millions of Yen) Service cost (Note 1) ¥3,867 Interest cost 2,723 Expected return on plan assets (3,380) Amortization of unrecognized net actuarial loss 423 Amortization of prior service cost (Note 2) (2,643) Contribution to defined contribution plan and others 1,314 Retirement benefit costs ¥2,306 Notes: (Note 1) All retirement benefit costs of subsidiaries utilizing the simple method are included in

April 1, 2005 - March 31, 2006	April 1, 2006 – March 31, 2007
Service cost. (Note 2) Reflects the current amortization of prior service cost described in (Note 1) of "2. Projected benefit obligation". 4. Basis of the calculation for projected benefit obligation and others: Method of calculation of projected benefit obligation: Straight-line method over the average years of service Discount rate Principally 2.5 % Expected rate of return on plan assets Principally 4.0 % Amortization period of prior service cost five years straight-line method Amortization period of actuarial gain/loss Straight-line method over five years from the following fiscal year 5. Fair value of plan assets of the defined-benefit pension plan as of March 31, 2006: ¥3,242 mil. Notes: Three Japanese subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts is noted above.	Service cost. (Note 2) Reflects the current amortization of prior service cost described in (Note 1) of "2. Projected benefit obligation". 4. Basis of the calculation for projected benefit obligation and others: Method of calculation of projected benefit obligation: Straight-line method over the average years of service Discount rate Principally 2.5 % Expected rate of return on plan assets Principally 4.0 % Amortization period of prior service cost five years straight-line method Amortization period of actuarial gain/loss Straight-line method over five years from the following fiscal year 5. Fair value of plan assets of the defined-benefit pension plan as of March 31, 2007: ¥3,407 mil. Notes: Three Japanese subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts is noted above.

12) STOCK OPTION
Details and fluctuation status
(April 1, 2006 - March 31, 2007)

(1) Amount of the cost recorded and the name of account items

(April 1, 2006 - March 31, 2007)

Cost of goods sold, Selling, general & administrative expenses	294 million yen

(2) Stock option

Company Date of Decision	Eisai Co., Ltd. June 29, 2000	Eisai Co., Ltd. June 28, 2001	Eisai Co., Ltd. June 27, 2002	Eisai Co., Ltd. June 24, 2003
Classification and number of persons for grant	Director 9 Employee 16	Director 7 Employee 35	Director 4 Employee 37	Director 7 Employee 43
Number of Stock option	Common stock 142,000 Stocks	Common stock 180,000 Stocks	Common stock 175,000 Stocks	Common stock 210,000 Stocks
Date of grant	September 1, 2000	August 1, 2001	July 1, 2002	July 1, 2003
Condition of vested right	not specified	same as on the left	same as on the left	same as on the left
Requisite service period	not specified	same as on the left	same as on the left	same as on the left
Exercise period	September 1, 2000- June 29, 2010	September 3, 2001- June 28, 2011	July 1, 2002- June 27, 2012	July 1, 2003- June 24, 2013

Company Date of Decision	Eisai Co., Ltd. June 24, 2004	Eisai Co., Ltd. June 24, 2005	Eisai Co., Ltd. June 23, 2006
Classification and number of persons for grant	Director 11 Executive officer 18 Employee 27	Director 11 Executive officer 20 Employee 31	Director 10 Executive officer 22 Employee 32
Number of Stock options	Common stock 238,000 Stocks	Common stock 262,000 Stocks	Common stock 254,000 Stocks
Date of grant	July 1, 2004	July 1, 2005	July 10, 2006
Condition of vested right	not specified	same as on the left	same as on the left
Requisite service period	not specified	same as on the left	same as on the left
Exercise period	July 1, 2004- June 24, 2014	July 1, 2007- June 24, 2015	July 10, 2008- June 23, 2016

(3) Details of Stock Option

a) Number of Stock Option

Date of Decision	June 29, 2000	June 28, 2001	June 27, 2002	June 24, 2003
After the right is vested				
End of the fiscal year of pre-consolidated account	109,800	153,700	166,800	155,300
Right vested	-	-	-	-
Exercise of right	52,200	75,100	43,000	69,200
Invalidation	-	-	-	-
Unexercised stock options at the end of this consolidated financial period	57,600	78,600	123,800	86,100

Date of Decision	June 24, 2004	June 24, 2005	June 23, 2006
After the right is vested			
End of the fiscal year of pre-consolidated account	238,000	262,000	-
Right vested	-	-	254,000
Exercise of right	38,300	-	-
Invalidation	-	-	-
Unexercised stock options at the end of this consolidated financial	199,700	262,000	254,000

b) Unit Information

(Unit: yen)

Date of Decision	June 29, 2000	June 28, 2001	June 27, 2002	June 24, 2003
Date of grant	September 1, 2000	August 1, 2001	July 1, 2002	July 1, 2003
Price at Execution of right	3,090	2,668	3,165	2,520
Market average at Execution of right	5,905	5,858	5,839	5,698
Fair assessed unit price (Date of grant)	-	-	-	-

Date of Decision	June 24, 2004	June 24, 2005	June 23, 2006
Date of grant	July 1, 2004	July 1, 2005	July 10, 2006
Price at Execution of right	3,170	3,820	5,300
Market average at Execution of right	5,662	-	-
Fair assessed unit price (Date of grant)	-	-	1,161

(4) Estimated Valuation for fair market values per stock option

Estimated valuation for fair market values of "Eisai Co., Ltd., Stock Options No. 5-1" and "Eisai Co., Ltd., Stock Options No. 5-2" granted during the consolidated fiscal year (granted on July 10, 2006) were as follows;

Valuation model: Black-Scholes option pricing model

Basic figures for calculation

	"Eisai Co., Ltd., Stock Options No. 5-1" "Eisai Co., Ltd., Stock Options No. 5-2" (July 10, 2006)
Expected volatility (Note 1)	26.82%
Expected life (Note 2)	Six years
Expected dividend (Note 3)	110 yen / share
Risk-free interest rate (Note 4)	1.66 %

(Notes)

1. This figure is calculated based on the share price on the measurement date for the past six years.
2. Expected life is estimated in the middle of exercisable period, since the reasonable estimate is not possible.
3. This is based on the Expected dividend as of July, 2006.
4. Risk-free interest rate is that of the government bond corresponding to the Expected life shown above.

(5) Calculation methods for the number of rights vested

Only actual lapsed number of the vested stock option is used for calculation for the number of rights vested as reasonable estimate to be lapsed in the future is not possible.

13) Business Combinations

1. Acquisition of business

(1) Description of business acquisition

Name of company (transferor): Ligand Pharmaceuticals (U.S.)
Contents of acquired business: Oncology-related business including four oncology products
Reason and purpose of acquisition: To expand product line in oncology area
Date of acquisition: October 25, 2006
Legal form of acquisition: Business transfer

(2) Period for acquired business included in the consolidated financial statement.
From October 25, 2006 to March 31, 2007

(3) Description of Acquisition costs

Purchased price:	US$ 205 million
Direct costs:	US$ 2 million
Total Acquisition costs:	US$ 207 million

Eisai Inc. (U.S.) acquired the whole business in the U.S., while the Company acquired the sales rights mainly in Europe, and the purchase of each entity was financed by cash in hand.

(4) Goodwill

1) Goodwill: US$ 25 million
2) Nature of goodwill
Four oncology products acquired are expected to generate high-profitability, therefore, regarded as a strategic investment for franchise marketing in oncology area.
3) Method and useful lives of amortization
Since Eisai Inc, the acquired entity, is an U.S. company, goodwill shall not be amortized under U.S. GAAP (SFAS142 Para18).

(5) Assets received and liabilities assumed on the date of acquisition

Inventories	US$ 12 million
Property, plant and equipment	US$ 0 million
Intangible assets: sales rights	US$ 168 million
Intangible assets: goodwill	US$ 25 million
Liabilities	US$ _ million
Acquisition costs	US$ 207 million

Sales rights (Intangible asset) is amortized over 9 years by straight line method.

ECL acquired the sales rights in the market other than the U.S., and allocated acquisition costs mainly to sales rights, because this transaction is treated as a separate assets purchase. Thus, business combination accounting standard and its implementation guide (ASBJ Statements No.7, ASBJ Guidance No.10) are not applied to the non-consolidated financial statements of the Company.

14) PER SHARE INFORMATION

April 1, 2005 - March 31, 2006		April 1, 2006- March 31, 2007	
Book-value per share:	1,816.23 yen	Book-value per share:	1,944.41 yen
Basic earnings per share:	221.86 yen	Basic earnings per share	247.85 yen
Diluted earnings per share:	221.61 yen	Diluted earnings per share:	247.47 yen

Note: The basis of the calculation of basic earnings per share and diluted earnings per share are as follows:

	April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
Basic earnings per share		
(1)Net income (mil. yen)	63,410	70,614
(2)Amount not attributed to common stockholders (mil. yen)	–	–
(3)Net income related to common stock (mil. yen)	63,410	70,614
(4)Average number of common stock outstanding (thousand shares)	285,817	284,911
Diluted earnings per share		
(1)Increased number of common stock (thousand shares)	316	431
[Subscription rights] (thousand shares)	(97)	(100)
[Stock Option] (thousand shares)	(218)	(331)
Diluted securities with no dilutive effects, which were not included in the diluted EPS.	―――	―――

15) Subsequent Events

1. Acquisition of a company by share purchase

(1) Acquisition of shares of Morphotek Inc.

Under the agreement closing on April 16, 2007 (U.S. Eastern time), Eisai Corporation of North America, a wholly-owned subsidiary of the Company (hereinafter, referred to as "ECA") acquired all shares of Morphotek Inc. Morphotek Inc. became a wholly-owned subsidiary of ECA on the same day. The purpose of this acquisition is to enables the company to enter into the biologics area and facilitate creation of antibody therapeutic drugs in oncology area.

(2) Name of transferor

All the shareholders of Morphotek Inc.

(3) Description of the acquired company

Name: Morphotek Inc. (U.S.)

Description of business: Research and Development of antibody therapeutic drugs

Financial highlights:

a) Number of employees:	45
b) Total assets:	US$ 41 million
c) Net assets:	US$ 26 million
d) Sales amount:	US$ 0 million
e) Net loss for the current year:	US$ 20 million

The figures provided in the above items are from the audited annual report for the fiscal year 2006 (from January 1 to December 31, 2006) of Morphotek Inc.

(4) Date of acquisition

April 16, 2007 (U.S. Eastern time)

(5) Description of the acquired shares

Purchased price: US$ 350 million (Excluding direct costs)

Percentage of ownership as a result of the acquisition: 100%

ECA acquired all the shares of Morphotek Inc., and owns a 100% interest after the acquisition.

(6) Financing and method of payment

ECA established MAB Acquisition Corporation as a wholly-owned subsidiary. Morphotek Inc, as a surviving company, merged with MAB Acquisition Corporation and at the same time, Morphotek Inc. paid cash as a compensation for the merger to the shareholders of Morphotek Inc. As a result of the transaction, Morphotek Inc. became a wholly owned subsidiary of ECA.

The payment to the shareholders of Morphotek Inc,was financed by capital increase provided by ECA.

(7) Ownership of interest

<At the merger>


Eisai Corporation of North America
Morphotek Inc. Shareholders
100% interest
Cash (compensation for the merger)
100% interest
MAB Acquisition Corporation (Special purpose company; eliminating company)
merger
Morphotek Inc. (surviving company)

<After merger>


Eisai Corporation of North America
100% interest
Morphotek Inc.

16) PRODUCTION, SALES ORDER AND SALES INFORMATION

1. Results of Production

(1) Results of Production

(Unit: Millions of Yen)

Segment	April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
	Amounts	Amounts
Pharmaceuticals	553,896	639,610
Others	8,824	8,262
Total	562,721	647,872

Note: 1. The amounts are the estimated sales price. Intersegment transactions are eliminated.
2. Consumption taxes are not included.

(2) Purchases of Merchandise

(Unit: Millions of Yen)

Segment	April 1, 2005- March 31, 2006	April 1, 2006 - March 31, 2007
	Amounts	Amounts
Pharmaceuticals	20,043	20,890
Others	9,085	9,556
Total	29,129	30,447

Note: 1. The amounts are the estimated purchase price. Intersegment transactions are eliminated.
2. Consumption taxes are not included.

2. Sales Order

The Company and its subsidiaries do not render sales order service, The Company and its subsidiaries produce products pursuant to business plan on sales.

3. Sales

(Unit: Millions of Yen)

Sales by business and geographical segment	April 1, 2005 – March 31, 2006		April 1, 2006 - March 31, 2007	
	Amounts	%	Amounts	%
Pharmaceuticals	579,812	96.4	652,936	96.9
Japan	265,444	44.2	273,184	40.5
North America	252,139	41.9	302,324	44.9
Europe	44,614	7.4	53,724	8.0
Asia and Others	17,613	2.9	23,703	3.5
Others	21,440	3.6	21,175	3.1
Japan	19,613	3.3	19,038	2.8
Overseas	1,826	0.3	2,136	0.3
Total	601,252	100.0%	674,111	100.0%

Note: 1. Intersegment transactions are eliminated.
2. Consumption taxes are not included.
3. Sales information in the business segments are classified by geographic segments.

17) CONSOLIDATED STATEMENTS OF INCOME
Fourth Quarter of FY2006 (three months ended March 31, 2007)

	January 1, 2006 - March 31, 2006			January 1, 2007 - March 31, 2007			Increase/ (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
I. Net sales		151,342	100.0		173,323	100.0	21,981
II. Cost of sales		25,852	17.1		27,389	15.8	1,537
Gross profit		125,490	82.9		145,934	84.2	20,443
Provision for sales returns-net		(18)	(0.0)		(16)	(0.0)	1
Gross profit		125,508	82.9		145,950	84.2	20,442
III. Selling, general and administrative expenses							
1. Research and development expenses	26,220		[17.3]	29,420		[17.0]	
2. Selling, general and administrative expenses	81,802	108,022	71.3	95,104	124,524	71.8	16,502
Operating income		17,486	11.6		21,426	12.4	3,939
IV. Non-operating income		1,368	0.9		1,554	0.9	186
V. Non-operating expenses		244	0.2		319	0.2	74
Ordinary income		18,610	12.3		22,661	13.1	4,051
VI. Special gain		35	0.0		1,500	0.9	1,464
VII. Special loss		3,560	2.3		1,124	0.7	(2,435)
Income before income taxes and minority interests in income		15,086	10.0		23,037	13.3	7,951
Income taxes-current	12,450			13,548			
Income taxes-deferred	(8,712)	3,737	2.5	(5,408)	8,140	4.7	4,402
Minority interests in income		94	0.1		128	0.1	34
Net income		11,254	7.4		14,768	8.5	3,514

17-2) CONSOLIDATED STATEMENTS OF CASH FLOWS
Fourth Quarter of FY2006 (three months ended March 31, 2007)

Account Title	January 1, 2006 - March 31, 2006 (Millions of Yen)	January 1, 2007 - March 31, 2007 (Millions of Yen)	Increase/ (Decrease) (Millions of Yen)
I. Operating activities:			
1. Income before income taxes and minority interests	15,086	23,037	
2. Depreciation and amortization	6,495	7,569	
3. Loss on impairment of long-lived assets	14	152	
4. Decrease in allowance for doubtful accounts	(26)	(17)	
5. Interest and dividend income	(936)	(1,613)	
6. Interest expense	42	16	
7. Equity in earnings of associated companies	(24)	(13)	
8. (Gain) Loss on sales and disposal of fixed assets	456	309	
9. Retirement benefit costs	1,364	–	
10. Gain on sales of securities	(1)	(1,473)	
11. Loss on impairment of securities	1	–	
12. Decrease in trade receivables	15,523	3,564	
13. Increase in inventories	(1,923)	(1,756)	
14. Increase in notes and accounts payable-trade	4,227	3,146	
15. Increase in other current liabilities	3,287	6,168	
16. Increase (Decrease) in reserve for sales rebates	131	(777)	
17. Decrease in reserve for retirement benefits	–	(1,734)	
18. Other	(2,568)	4,066	
Sub-total	41,150	40,646	
19. Interest and dividends received	769	1,619	
20. Interest paid	(15)	(35)	
21. Income tax paid	(3,967)	(3,576)	
Net cash provided by operating activities	37,936	38,654	717
II. Investing activities:			
1. Purchases of investment securities	(43)	(152)	
2. Proceeds from sales and maturities of short-term investments	836	3,537	
3. Purchases of property, plant and equipment	(3,687)	(5,183)	
4. Proceeds from sales of property, plant and equipment	128	11	
5. Purchases of intangible assets	(8,550)	(2,452)	
6. Purchases of investment securities	(13,004)	(3,383)	
7. Proceeds from sales and redemptions of investment securities	6,031	5,693	
8. Aquisition of intangible assets	–	(375)	
9. Net decrease in time deposits (exceeding 3 months)	224	593	
10. Other	12,784	(165)	
Net cash used in investing activities	(5,278)	(1,876)	3,402
III. Financing activities:			
1. Net decrease in short-term borrowings	(72)	(123)	
2. Dividends paid to minority shareholders	(11)	–	
3. Other	104	212	
Net cash provided by financing activities	20	89	69
IV. Foreign currency translation adjustments on cash and cash equivalents	434	(521)	(956)
V. Net increase in cash and cash equivalents	33,112	36,346	3,233
VI. Cash and cash equivalents at beginning of period	150,165	134,744	(15,421)
VII. Cash and cash equivalents at end of period	183,278	171,090	(12,188)

(3) SEGMENT INFORMATION
Fourth Quarter of FY2005 and FY2006 (three months ended March 31)

1. Business Segment Information

(1) For the fourth quarter, ended March 31, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales					
(1) Sales to external customers	145,767	5,575	151,342	–	151,342
(2) Intersegment sales	38	5,367	5,405	(5,405)	–
Total sales	145,805	10,942	156,748	(5,405)	151,342
Operating expenses	127,788	10,394	138,182	(4,326)	133,856
Operating income	18,017	548	18,565	(1,079)	17,486

(2) For the fourth quarter, ended March 31, 2007 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales					
(1) Sales to external customers	167,979	5,344	173,323	–	173,323
(2) Intersegment sales	32	7,873	7,906	(7,906)	–
Total sales	168,011	13,218	181,230	(7,906)	173,323
Operating expenses	145,652	12,804	158,456	(6,558)	151,897
Operating income	22,359	414	22,773	(1,347)	21,426

Notes:
1. The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Other' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals; etc.
Other	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

(1) For the fourth quarter, ended March 31, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Net sales							
(1) Sales to external customers	64,243	69,394	12,647	5,056	151,342	–	151,342
(2) Intersegment sales	20,321	9,505	3,940	0	33,768	(33,768)	–
Total sales	84,565	78,900	16,588	5,057	185,110	(33,768)	151,342
Operating expenses	74,022	72,276	15,348	4,466	166,114	(32,258)	133,856
Operating income	10,542	6,624	1,239	590	18,996	(1,509)	17,486

(2) For the fourth quarter, ended March 31, 2007 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Net sales							
(1) Sales to external customers	68,279	83,305	13,959	7,778	173,323	–	173,323
(2) Intersegment sales	25,357	9,721	5,300	7	40,387	(40,387)	–
Total sales	93,637	93,027	19,260	7,786	213,711	(40,387)	173,323
Operating expenses	78,525	85,701	18,627	6,581	189,435	(37,538)	151,897
Operating income	15,111	7,326	632	1,204	24,275	(2,849)	21,426

Notes:

1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Latin America, etc.
3. Intersegment sales in Japan principally represents product sales from Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company') to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales to the Parent Company from the overseas subsidiaries engaging in research and development

3. Overseas Sales

(1) For the fourth quarter, ended March 31, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	71,789	16,788	5,666	94,243
2. Consolidated sales				151,342
3. Share of overseas sales	47.4%	11.1%	3.8%	62.3%

(2) For the fourth quarter, ended March 31, 2007 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	85,736	19,396	8,428	113,561
2. Consolidated sales				173,323
3. Share of overseas sales	49.5%	11.2%	4.8%	65.5%

Notes:

1. Segmentation of the areas is based on geographical proximity.
2. Major areas and countries included in this category:
   - -North America: The United States and Canada.
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Other: East and South-East Asia, Latin America, etc.
3. Overseas sales represent the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan. .

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

1-1) NON-CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	Note	March 31, 2006 (Millions of Yen)		(%)	March 31, 2007 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
ASSETS								
I. Current assets:								
1. Cash and cash in bank			48,654			43,426		
2. Notes receivable-trade	2, 5		2,879			2,952		
3. Accounts receivable-trade	2		114,443			124,040		
4. Short-term investments			59,648			8,114		
5. Merchandise			4,768			6,178		
6. Finished goods			7,548			9,043		
7. Semi-finished goods			9,110			8,935		
8. Raw materials			3,224			5,350		
9. Work in process			383			424		
10. Supplies			1,293			1,043		
11. Deferred tax assets			13,956			16,650		
12. Short-term loans receivable	2		4,782			5,595		
13. Other	2		7,508			13,898		
Total current assets			278,201	48.6		245,655	42.8	(32,546)
II. Fixed assets:								
1. Property, plant and equipment								
(1) Buildings		109,009			107,885			
Accumulated depreciation		63,725	45,283		65,658	42,226		
(2) Structures		8,167			7,987			
Accumulated depreciation		5,701	2,465		5,415	2,571		
(3) Machinery and equipment		75,405			76,616			
Accumulated depreciation		58,937	16,467		61,897	14,719		
(4) Vehicles and delivery equipment		368			385			
Accumulated depreciation		273	95		310	75		
(5) Tools, furniture, and fixtures		31,457			33,589			
Accumulated depreciation		24,247	7,209		25,418	8,171		
(6) Land			10,373			11,200		
(7) Construction in progress			794			1,386		
Total property, plant and equipment			82,690	14.4		80,352	14.0	(2,337)
2. Intangible assets								
(1) Patent			84			24		
(2) Software			10,795			8,891		
(3) Sales rights			15,369			20,705		
(4) Other			230			632		
Total intangible assets			26,480	4.6		30,253	5.3	3,772
3. Investments and other assets								
(1) Investments securities			95,209			103,424		
(2) Investment in subsidiaries and associated companies			57,553			77,228		
(3) Long-term loans receivable			49			3		
(4) Long-term loans receivable to and associated companies			2,832			2,845		
(5) Long-term prepaid expenses			1,223			948		
(6) Deferred tax assets			24,473			28,960		
(7) Other assets			7,875			7,569		
(8) Allowance for doubtful accounts			(3,676)			(3,539)		
Total investments and other assets			185,539	32.4		217,441	37.9	31,901
Total fixed assets			294,710	51.4		328,046	57.2	33,336
Total assets			572,912	100.0		573,702	100.0	789

1-2) NON-CONSOLIDATED BALANCE SHEET (LIABILITIES AND EQUITY)

Account Title	Note	March 31, 2006 (Millions of Yen)		(%)	March 31, 2007 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
Liabilities								
I. Current liabilities:								
1. Notes payable-trade			128			62		
2. Accounts payable-trade			6,762			7,551		
3. Accounts payable-other	2		23,276			26,014		
4. Accrued expenses			16,137			17,667		
5. Income tax payable			18,452			15,257		
6. Deposit received	2		8,842			9,625		
7. Reserve for sales rebates			438			376		
8. Reserve for disposal of goods returns			333			245		
9. Other			232			63		
Total current liabilities			74,605	13.0		76,864	13.4	2,259
II. Long-term liabilities:								
1. Liability for retirement benefits			32,005			28,221		
2. Retirement allowances for directors			1,090			1,073		
Total long-term liabilities			33,095	5.8		29,295	5.1	(3,799)
Total liabilities			¥107,700	18.8		106,160	18.5	(1,540)
Equity								
I. Owners' Equity:								
1.Common stock	1		-	-		44,985	7.9	-
2.Capital surplus								
(1) Additional paid-in capital		-			55,222			
Total Capital surplus			-	-		55,222	9.6	-
3. Retained earnings								
(1) Legal reserve		-			7,899			
(2) Other								
Reserve for reduction of fixed assets		-			126			
General reserve		-			337,880			
Unappropriated retained earnings		-			44,026			
Total retained earnings			-	-		389,932	68.0	12,795
4. Treasury stock	1		-	-		(42,219)	(7.4)	(10,306)
Total Owners' Equity			-	-		447,921	78.1	2,488
II. Net unrealized gain and translation adjustments:								
1. Net unrealized on available-for-sale securities	4		-			19,325		
Total net unrealized gain and translation adjustments			-	-		19,325	3.3	(453)
III. Stock acquisition rights			-	-		294	0.1	294
Total equity			-	-		467,541	81.5	2,329
Total liabilities and equity			-	-		573,702	100.0	789

Note: Increase/(Decrease) shows the difference with the amount of March 31, 2006 in same account title.

(continued to the next page)

1-2) NON-CONSOLIDATED BALANCE SHEET
(LIABILITIES AND EQUITY)

		March 31, 2006			March 31, 2007			Increase/ (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Shareholders' equity:								
I. Common stock	1		44,985	7.9		-	-	
II. Capital surplus								
1. Additional paid-in capital			55,222			-		
Total capital surplus			55,222	9.6		-	-	
III. Retained earnings								
1. Legal reserve			7,899			-		
2. Voluntary reserve								
(1) Reserve for reduction of fixed assets		122			-			
(2) General reserve		323,880	324,002		-	-		
3. Unappropriated earnings for the period			45,234			-		
Total retained earnings			377,137	65.8		-	-	
IV. Net unrealized gain on available-for-sale securities	4		19,779	3.5		-	-	
V. Treasury stock	1		(31,913)	(5.6)		-	-	
Total shareholders' equity			465,211	81.2		-	-	
Liabilities and Shareholders' equity			572,912	100.0		-	-	

Note: Increase/decrease in Equity shows the difference with the account title corresponding to prior years'.

2) NON-CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	April 1, 2005 - March 31, 2006 (Millions of Yen)		(%)	April 1, 2006 - March 31, 2007 (Millions of Yen)		(%)	(Decrease) (Millions of Yen)
I. Net sales	2		331,959	100.0		351,647	100.0	19,687
II. Cost of sales	1		77,984	23.5		80,149	22.8	2,165
Gross profit			253,975	76.5		271,497	77.2	17,521
Provision for sales returns-net			(6)	(0.0)		(61)	(0.0)	(54)
Gross profit			253,981	76.5		271,558	77.2	17,576
III. Selling, general and administrative expenses								
1. Research and development expenses	1	92,851		[28.0]	106,378		[30.3]	
2. Selling, general and administrative expenses		95,753	188,604	56.8	100,154	206,532	58.7	17,927
Operating income			65,376	19.7		65,026	18.5	(350)
IV. Non-operating income								
1. Interest income		56			109			
2. Interest on securities		737			315			
3. Dividend income		709			1,071			
4. Rent income	2	419			–			
5. Foreign exchange gain		223			–			
6. Other		264	2,412	0.7	382	1,878	0.5	(533)
V. Non-operating expenses								
1. Interest expense		48			65			
2. Foreign exchange loss		–			892			
3. Depreciation		108			81			
4. Costs of rent income		121			–			
5. Other		171	450	0.1	189	1,230	0.3	779
Ordinary income			67,338	20.3		65,674	18.7	(1,663)
VI. Special gain								
1. Gain on sales of fixed assets	3	64			204			
2. Gain on sales of investment securities		–			1,651			
3. Reversal of provision for doubtful accounts		295			25			
4. Disposal of products		–			554			
5. Other		5	365	0.1	–	2,437	0.7	2,072
VII. Special loss								
1. Loss on disposal of fixed assets	4	651			975			
2. Loss on impairment of long-lived assets	5	–			81			
3. Accelerated depreciation expenses of property, plant and equipment		–			646			
4. Loss on inventories		496			–			
5. Provision for doubtful accounts		265			–			
6. Other		4	1,418	0.4	34	1,738	0.5	319
Income before income taxes			66,284	20.0		66,374	18.9	89
Income taxes-current		32,719			30,437			
Income taxes-deferred		(10,324)	22,394	6.8	(6,866)	23,570	6.7	1,176
Net income			43,890	13.2		42,803	12.2	(1,087)
Retained earnings carryover from the previous period			12,805			–		
Loss on disposal of treasury stock			27			–		
Interim dividends paid			11,432			–		
Unappropriated retained earnings for the period			45,234			–		

3) PROFIT AND LOSS APPROPRIATION STATEMENT AND STATEMENT OF CHANGES IN EQUITY

PROFIT AND LOSS APPROPRIATION STATEMENT

(Millions of Yen)

	May 16, 2006 (Approved by Board Meeting)	
I. Unappropriated retained earnings for the period		45,234
II. Reversals of voluntary reserves		
Reversals of reserve for the reduction of fixed assets		0
Total		45,235
III. Appropriation of retained earnings		
1. Dividends	14,293	
2. Voluntary reserves		
-General reserve	14,000	28,293
IV. Retained Earnings Carried Forward		16,941

Notes:

1. Dividends for treasury stock of 10,692,033 shares are excluded from dividends shown above.
2. On December 2, 2005, 11,432 million yen (40.00 yen per share) was paid as an interim dividend.

NON-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(April 1, 2006 to March 31, 2007)

(Unit : Millions of Yen)

	Owners' equity									Net unrealized loss and translation adjustments	Stock acquisition rights	Equity (Total)
		Capital surplus	Retained earnings									
				Other Retained earnings								
	Common stock	Additional paid-in capital	Legal reserve	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Retained earnings Total	Treasury stock	Owners' equity (Total)	Net unrealized loss on available-for-securities		
Balance at the end of prior year (March 31,2006)	¥44,985	¥55,222	¥7,899	¥122	¥323,880	¥45,234	¥377,137	(¥31,913)	¥445,432	¥19,779	—	¥465,211
Changes of items during the period												
Dividends (Note 1)						(14,293)	(14,293)		(14,293)			(14,293)
Dividends (Note 2)						(15,619)	(15,619)		(15,619)			(15,619)
Reversal of reserve for reduction of fixed assets (Note 1)				(0)		0	—		—			—
Reversal of reserve for reduction of fixed assets				(8)		8	—		—			—
Reserve for reduction of fixed assets				12		(12)	—		—			—
General reserve (Note 1)					14,000	(14,000)	—		—			—
Net income						42,803	42,803		42,803			42,803
Loss on disposal of treasury stock						(94)	(94)		(94)			(94)
Acquisition of treasury stock								(11,194)	(11,194)			(11,194)
Disposal of treasury stock								887	887			887
Changes of items other than owner's equity during the period (Net)										(453)	294	(158)
Changes of items during the period (Total)	—	—	—	3	14,000	(1,208)	12,795	(10,306)	2,488	(453)	294	2,329
Balance at the end of current year (Mar. 31, 2007)	¥44,985	¥55,222	¥7,899	¥126	¥337,880	¥44,026	¥389,932	(¥42,219)	¥447,921	¥19,325	¥294	¥467,541

Note 1: Approved by the Board of directors' meeting in May, 2006.
Note 2: Approved by the Board of directors' meeting in October, 2006.

4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (for reference)

		April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007	Increase/ (Decrease)
Account Title	Note	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities				
1. Income before income taxes		66,284	66,374	
2. Depreciation and amortization		16,446	17,916	
3. Loss on impairment of long-lived assets		–	81	
4. Decrease in allowance for doubtful accounts		(29)	(4)	
5. Interest income, interest on securities, and dividend income		(1,503)	(1,496)	
6. Interest expenses		48	65	
7. (Gain) Loss on sales and disposal of fixed assets		586	770	
8. Retirement benefit costs		5,339	–	
9. Gain on sales of securities		(4)	(1,651)	
10. Loss on devaluation of securities		4	12	
11. Increase in notes and accounts receivable-trade		(2,318)	(9,670)	
12. Increase in inventories		(1,074)	(4,579)	
13. Increase in notes and accounts payable-trade		1,623	723	
14. Increase in other current liabilities		4,225	4,294	
15. Decrease in reserve for sales rebates		(863)	–	
16. Decrease in liability for retirement benefit		–	(3,783)	
17. Other		(4,012)	(6,374)	
Sub-total		84,754	62,677	
18. Interest and dividends received		1,514	1,507	
19. Interest paid		(48)	(65)	
20. Income tax paid		(30,442)	(33,520)	
Net cash provided by operating activities		55,778	30,598	(25,180)
II. Investing activities				
1. Proceeds from sales and maturities of short-term investments		1,705	8,795	
2. Purchases of property, plant and equipment		(12,854)	(11,419)	
3. Proceeds from sales of property, plant and equipment		277	1,249	
4. Purchases of intangible assets		(12,317)	(4,067)	
5. Purchases of investment securities		(21,848)	(19,695)	
6. Proceeds from sales and redemptions of investments		15,638	7,340	
7. Investments in subsidiaries and associated companies		(4,075)	(19,627)	
8. Payment for acquisition of business		–	(6,276)	
9. Other		19,925	(549)	
Net cash used in investing activities		(13,548)	(44,250)	(30,701)
III. Financing activities				
1. Purchase of treasury stock		–	(11,060)	
2. Dividends paid		(21,435)	(29,913)	
3. Other		204	658	
Net cash used in financing activities		(21,231)	(40,314)	(19,083)
IV. Foreign currency translation adjustments on cash and cash equivalents		(0)	0	0
V. Net increase (decrease) in cash and cash equivalents		20,997	(53,966)	(74,964)
VI. Cash and cash equivalents at beginning of period		79,509	100,507	20,997
VII. Cash and cash equivalents at end of period		100,507	46,540	(53,966)

BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
1. Measurement and Cost Formula for Marketable and Investment Securities: (1) Held-to-Maturity Securities: Stated at amortized cost (straight line method) (2) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. (3) Available-for-Sale Securities: Marketable securities: Stated at fair market value on the balance sheet date of the period with unrealized gain and losses, net of applicable taxes, reported in a separate component of shareholder's equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by moving average method. 2. Derivatives: Stated at fair market value. 3. Inventories: Merchandise, finished goods, semi-finished goods, work-in-process, raw materials, and supplies are stated at cost determined by the average method. 4. Depreciation of Depreciable Assets: (1) Property, plant and equipment: Depreciation of property, plant and equipment is computed by the declining-balance method. Estimated useful lives of the assets are as follows: Buildings 15 to 50 years Machinery and Equipment 6 to 7 years (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by straight-line method over estimated useful life in years (mainly five years) 5. Accounting for Allowances and Reserves: (1) Allowance for doubtful receivables/accounts: To prepare for potential losses of trade receivable, loans receivable and others, allowance for doubtful receivables/accounts is provided at amounts determined on the basis of the Company's past credit loss experience and an evaluation of potential losses	1. Measurement and Cost Formula for Marketable and Investment Securities: (1) Held-to-Maturity Securities: Same as the left (2) Investment in Subsidiaries and Associated Companies: Same as the left (3) Available-for-Sale Securities: Marketable Securities: Stated at fair market value on the balance sheet date of the period with unrealized gain and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Same as the left 2. Derivatives: Same as the left 3. Inventories: Same as the left. 4. Depreciation of Depreciable Assets: (1) Property, plant and equipment: Same as the left. (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Software for internal use mainly 5 years Sales rights 5 to10 years 5. Accounting for Allowances and Reserves: (1) Allowance for doubtful receivables/accounts: Same as the left

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
in receivables outstanding.	
(2) Reserve for sales returns: To prepare for possible sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average return ratio over the previous two fiscal years and the profit ratio of the period.	(2) Reserve for sales returns: Same as the left
(3) Reserve for disposal of goods returns: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reverse is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average of return ratio of goods sold and the average disposal ratio of goods returned over the previous two fiscal years.	(3) Reserve for disposal of goods returns: Same as the left
(4) Liability for retirement benefits: To cover retirement benefits of employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the balance sheet date. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period after the period during which each loss occurred, respectively.	(4) Liability for retirement benefits: Same as the left
(5) Retirement allowances for directors: The reserve for retirement benefits for directors is provided in required amounts calculated based on the bylaw.	(5) Retirement allowances for directors: Same as the left
6. Methods for Translation of Assets and Liabilities denominated in Foreign Currencies: Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the balance sheet date. The foreign exchange gain and losses from translation are recognized in the statements of income.	6. Methods for Translation of Assets and Liabilities denominated in Foreign Currencies: Same as the left
7. Accounting for Lease Transactions: Finance lease transactions other than those under which ownership is transferred to the lessee are accounted for in accordance with the accounting treatment of operating leases.	7. Accounting for Lease Transactions: Same as the left
8. Hedge accounting:	

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
(1) Hedge method: Derivatives used for hedging purposes are measured at fair market value and unrealized gain or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into yen at the contracted rates.	8. Hedge accounting: (1) Hedge method: Same as the left
(2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(2) Hedging instruments and hedged items: Same as the left
(3) Hedging policy: The Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies.	(3) Hedging policy: Same as the left
(4)Method for assessment of effectiveness of hedging: Foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness has not been performed.	(4)Method for assessment of effectiveness of hedging: Same as the left
9. Accounting for Consumption Taxes: Consumption taxes and local consumption taxes are excluded from revenues and expenses.	9. Accounting for consumption taxes: Same as the left

ACCOUNTING CHANGES

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
(Accounting Standard for impairment of long-lived assets) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued October 31, 2003), are applied from April 1, 2005. However, the adoption of these standards has no material effect on the profits and losses during the period.	―――――――――
―――――――――	(Presentation of Equity) On December 9, 2005, the the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard and related guidance for presentation of equity. The new standard (the ASBJ Statement No.5) and related guidance (the ASBJ Guidance No.8) are applied from April 1, 2006. The shareholders' equity amounted to ¥467,246 million based on the former regulation. The Equity at the balance sheet date is presented in accordance with the modification of the Regulations Concerning Consolidated Financial Statements.
―――――――――	(Standard for stock option) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options and related guidance." The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and decreased by 294 million.

CHANGES IN REPRESENTATION

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
(Non-consolidated Balance Sheet) 1. As the amount of "Telephone subscription rights", represented as a separate account in the previous period, was ¥119 million in the previous period. Since it was less than 1% of total assets, it was included in "Other intangible assets" as a component of "Intangible assets". 2. As the amount of "Utility rights", represented as a separate account in the previous period, was ¥110 million in the previous period. Since it was less than 1% of total assets, it was included in "Other	―――――――――

intangible assets" as a component of "Intangible assets". 3. As the amount of "Insurance reserve", represented as a separate account in the previous period, was ¥3,552 million in the previous period. Since it was less than 1% of total assets, it was included in "Other assets" as a component of "Investments and other assets". 4. As the amount of "Guarantee deposit", represented as a separate account in the previous period, was ¥2,061 million in the previous period. Since it was less than 1% of total assets, it was included in "Other assets" as a component of "Investments and other assets". (Non-consolidated Statements of Income) 1. As the amount of "Gain on sales of investment securities," separately represented as an independent account title in the previous period, was ¥4 million in this period, accounting for below 10% of total special gain, it was included in "Other special gain." 2. As the amount of "Reversal of provision of doubtful accounts," included in "Other special gain", exceeded 10% of total special gain in the period, it was separately treated and presented in an independent account title. The reported amount as "Reversal of provision of doubtful accounts" in the previous period was ¥9 million. 3. As the amount of "Provision for doubtful accounts," included in "Other special loss" in the previous period, exceeded 10% of total special gain, it was separately treated and presented in an independent account title. The reported amount as "Provision for doubtful accounts" in the previous period was ¥199 million.	(Non-consolidated Statements of Income) 1. As the amount of "Rent income," separately treated and presented in an independent account in the previous period, was ¥134 million in this period, accounting for below 10% of total non-operating income, it was included in "Other non-operating income." 2. As the amount of "Costs of rent income," separately treated and presented in an independent account in the previous period, was ¥22 million in this period, accounting for below 10% of total non-operating income, it was included in "Other non-operating income." 3. As the amount of "Gain on sales of investment securities," separately treated and presented in an independent account title in the previous period, was ¥4 million in this period, accounting for above 10% of total special gain, it was included in "Other special gain." 4. As the amount of "Provision for doubtful accounts," separately treated and presented in an independent account title in the previous period, was ¥21 million in this period, accounting for below 10% of total special gain, it was included in "Other special gain." (Non-Consolidated Statements of Cash Flows) Although the cash flows related to retirement benefits were included in "Retirement benefit costs" and "Others" in the component of operating cash flows in the previous period, they are represented as Increase (Decrease) in liability for retirement benefits in the current period. The amount of "Increase in liability for retirement benefits" in the operating cash flows in the previous period was 3,147 million.

Additional Information

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
(Reserve for sales rebates) In accordance with changes in collection policy of the accounts receivable-trade from wholesalers, The Company did not provide for any reserve for future sales rebates from the period.	―――――

NOTES TO NON-CONSOLIDATED BALANCE SHEET

March 31, 2006

*1. Authorized stock:
common stock 1,100 million shares
Outstanding stock
common stock 296,566,949 shares
(includes Treasury stock (common stock) of 10,692,033)

*2.Notes related to subsidiaries and associated companies:
Principal assets and liabilities with subsidiaries and associated companies other than accounts presented separately are as follows:

Notes receivable-trade	¥37 mil.
Accounts receivable-trade	¥21,202 mil.
Short-term loans receivable	¥4,735 mil.
Accounts payable-other	¥4,213 mil.
Deposits received	¥6,520 mil.

3. Contingent liabilities:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	119
Eisai Machinery GmbH	Advances received and others from customers	142 (998 thousand Euro)

The Company cosigns the folowing liabilities:
Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date.

*4.Restrictions on dividends:
Equity increased by valuation of assets, which is provided in Article 124, Item3 of the Commercial Enforcement Regulations, was ¥19,779 million.

*5. ———

March 31, 2007

*1. ———

*2.Notes related to subsidiaries and associated companies:
Principal assets and liabilities with subsidiaries and associated companies other than accounts presented separately are as follows:

Notes receivable-trade	¥47 mil.
Accounts receivable-trade	¥24,754 mil.
Short-term loans receivable	¥5,548 mil.
Other current assets	¥6,847 mil.
Accounts payable-other	¥6,688 mil.
Deposits received	¥7,412 mil.

3. Contingent liabilities:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	110
Eisai Machinery GmbH	Advances received and others from customers	90 (574 thousand Euro)
Eisai Europe Ltd.	Accounts payable related land purchase, construction cost and others	264 (1,142 thousand Pound)

The Company cosigns the following liabilities:
Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date.

*4. ———

*5. The notes at maturity are regarded as settled on the clearance date.
Since the balance sheet date was a bank holiday, the notes at maturity on the balance sheet date was included into the balance of the related account as follows,

Notes receivable-trade	¥16 mil.

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
*1.Total research and development expenses included in general and administrative expenses and manufacturing costs for the period were ¥92,851 million. The research and development cost includes the following: Retirement benefit costs ¥1,738 mil. Depreciation expenses ¥5,308 mil.	*1.Total research and development expenses included in general and administrative expenses and manufacturing costs for the period were ¥106,378 million. The research and development cost includes the following: Retirement benefit costs ¥16 mil. Depreciation expenses ¥5,509 mil.
*2. Principal intercompany transaction: Sales ¥74,066 mil. Rent income ¥415 mil.	*2. Principal intercompany transaction: Sales ¥85,310 mil.
*3. Principal gain on sales of fixed assets: Land ¥50 mil.	*3. Principal gain on sales of fixed assets: Land ¥199 mil.
*4. Principal loss on disposal of fixed assets: Buildings ¥357 mil. Machinery and Equipment ¥155 mil. Tools, furniture and fixtures ¥85 mil.	*4. Principal loss on disposal of fixed assets: Buildings ¥290 mil. Machinery and Equipment ¥113 mil. Tools, furniture and fixtures ¥101 mil. Software ¥352 mil.
*5. ______________________	*5. Loss on impairment of long-lived assets The company classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability are consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the period, the Company booked an impairment loss on the following asset groups. (see table below) As the Idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well. The total loss on impairment of long-lived assets for the period amounted to ¥81 million. The contents of impairment are Investments and other assets (Other) of ¥42 millions, Machinery and equipment of ¥33 millions, Tools, furniture, and fixtures of ¥3 millions. The recoverable amount of asset group is measured by net realized value. Net realizable value is based on reasonable estimates (real estates appraised value by a third-party).

Function	Asset Type	Status
Idle assets	Machinery and Equipment	Misato-machi Saitama Kakamigahara-shi Gifu
	Investments and other assets (Other)	Echizen-machi Fukui and others

NOTES TO THE STATEMENTS OF CHANGES IN EQUITY

April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
	Types and numbers of treasury stock

(thousand of stocks)

	Treasury stocks
Type of stock	Common stock
Number of stocks at the end of the previous period	10,692
Increase	2,023
Decrease	277
Number of stocks at the end of the period	12,437

(Note 1) The increase of the treasury stocks (common stock) is composed of the purchase of 2,000 thousand treasury stocks, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 23 thousand of fractional shares.

(Note 2) The decrease of the treasury stocks was caused by exercises of stock options.

5) LEASE TRANSACTIONS

April 1, 2005 - March 31, 2006

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	67	29	38
Tools, furniture and fixtures	2,645	783	1,862
Software	142	114	27
Total	2,855	927	1,927

(2) Obligation under financial leases:

Due within one year	¥800 mil.
Due over one year	¥1,153 mil.
Total	¥1,954 mil.

(3) Actual lease payments, reversal of impairment of leased property, depreciation expenses, interest expense, and losses on impairment of long-lived assets:

Actual lease payments	¥804 mil.
Depreciation expense	¥763 mil.
Interest expense	¥56 mil.

(4) Depreciation method

Leased assets are depreciated over the lease term by straight-line method with no salvage value.

(5) Interest expense of the leased assets:

Interest expense of the leased assets is allocated every fiscal year by using interest method based on the differences between the total lease payment and the acquisition cost of the asset that are considered to be interest -bearing.

2. Operating Leases:

―――――――――――――

(Loss on impairment of long-lived assets)

None

April 1, 2006 - March 31, 2007

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	68	29	38
Tools, furniture and fixtures	2,914	1,361	1,552
Software	47	39	7
Total	3,030	1,431	1,599

(2) Obligation under financial leases:

Due within one year	¥885 mil.
Due over one year	¥751 mil.
Total	¥1,636 mil.

(3) Actual lease payments, reversal of impairment of leased property, depreciation expenses, interest expense, and losses on impairment of long-lived assets:

Actual lease payments	¥938 mil.
Depreciation expense	¥885 mil.
Interest expense	¥65 mil.

(4) Depreciation method

Same as the left

(5) Interest expense of the leased assets:

Same as the left

2. Operating Leases:

―――――――――――――

(Loss on impairment of long-lived assets)

Same as the left

6) SECURITIES

Market value of investment in subsidiaries and associated companies

(March 31, 2006) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary (Sanko Junyaku Co., Ltd.)	4,279	3,788	(491)

(March 31, 2007) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary (Sanko Junyaku Co., Ltd.)	4,279	2,950	(1,329)

7) INCOME TAXES

April 1, 2005 - March 31, 2006

1. Description of main items by which deferred tax assets and liabilities were calculated.

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Entrusted R&D expenses	¥9,134
Accrued bonuses	3,173
Accrued enterprise tax	1,599
Other	2,441
Sub-total	¥16,348
Less valuation allowance	(2,392)
Total deferred tax assets	¥13,956

(2) Non-current assets: (Millions of Yen)

Deferred tax assets	
Liability for retirement benefits	¥22,155
Entrusted R&D expenses	9,518
Deferred assets for income tax purpose	4,709
Other	5,889
Sub-total	¥42,272
Less valuation allowance	(3,986)
Total deferred tax assets	¥38,285
Deferred tax liabilities	
Net unrealized gain on available-for-sale securities	(¥13,727)
Retained earnings for reduction of fixed assets costs	(84)
Total deferred tax liabilities	(13,812)
Net deferred tax assets	¥24,473

2. Reconciliation between the effective income tax rate and the statutory tax rate:

	(%)
Statutory tax rate	41.0
(Reconciliation)	
Expenses not permanently deductible for income tax purposes, such as entertainment expense	2.1
Income not permanently taxable for income tax purposes, such as dividend income	(0.2)
Tax credit for experiment and research expenses	(7.7)
Tax credit on IT investment	(0.3)
Valuation allowance	(0.6)
Other	(0.5)
Effective income tax rate	33.8

April 1, 2006 - March 31, 2007

1. Description of main items by which deferred tax assets and liabilities were calculated.

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Entrusted R&D expenses	¥12,830
Accrued bonuses	3,436
Other	3,237
Sub-total	¥19,505
Less valuation allowance	(2,854)
Total deferred tax assets	¥16,650

(2) Non-current assets: (Millions of Yen)

Deferred tax assets	
Liability for retirement benefits	¥20,898
Entrusted R&D expenses	15,003
Deferred assets for income tax purpose	4,565
Other	6,039
Sub-total	¥46,507
Less valuation allowance	(4,048)
Total deferred tax assets	¥42,458
Deferred tax liabilities	
Net unrealized gain on available-for-sale securities	(¥13,410)
Retained earnings for reduction of fixed assets costs	(87)
Total deferred tax liabilities	(13,498)
Net deferred tax assets	¥28,960

2. Reconciliation between the effective income tax rate and the statutory tax rate:

	(%)
Statutory tax rate	41.0
(Reconciliation)	
Expenses not permanently deductible for income tax purposes, such as entertainment expense	2.2
Income not permanently taxable for income tax purposes, such as dividend income	(0.4)
Tax credit for experiment and research expenses	(7.4)
Valuation allowance	0.8
Other	(0.7)
Effective income tax rate	35.5

8) PER SHARE INFORMATION

April 1, 2005 - March 31, 2006		April 1, 2006 - March 31, 2007	
Book- value per share	¥1,627.33	Book-value per share	¥1,644.49
Basic earnings per share	¥ 153.56	Basic earnings per share	¥ 150.23
Diluted earnings per share	¥ 153.39	Diluted earnings per share	¥ 150.01

Note: The basis of the calculation of basic earnings per share and diluted earning per share are as follows:

	April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
Basic earnings per share		
(1) Net income (mil. yen)	43,890	42,803
(2) Amount not attributed to common stockholders (mil. yen)	–	–
(3) Net income related to common stock (mil. yen)	43,890	42,803
(4) Average number of common stock outstanding (thousand shares)	285,817	284,911
Diluted earnings per share		
Increased number of common stock (thousand shares)	316	431
[subscription rights] (thousand shares)	(97)	(100)
[stock option] (thousand shares)	(218)	(331)
Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share.	————	————

9) NON-CONSOLIDATED STATEMENTS OF INCOME

(1) Fourth Quarter of FY2006 (three months ended on March 31,2007) (for reference)

	January 1, 2006 - March 31 2006			January 1, 2007 - March 31 2007			Increase/ (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
I. Net sales		77,728	100.0		86,601	100.0	8,872
II. Cost of sales		17,906	23.0		18,887	21.8	981
Gross profit		59,822	77.0		67,713	78.2	7,891
Provision for sales returns-net		(16)	(0.0)		(16)	(0.0)	0
Gross profit		59,839	77.0		67,730	78.2	7,891
III. Selling, general and administrative expenses							
1. Research and development expenses	26,821		(34.5)	28,846		(33.3)	
2. Selling, general and administrative expenses	24,447	51,269	66.0	26,085	54,931	63.4	3,662
Operating income		8,569	11.0		12,798	14.8	4,228
IV. Non-operating income		463	0.6		241	0.3	(221)
V. Non-operating expenses		(34)	(0.1)		414	0.5	448
Ordinary income		9,067	11.7		12,625	14.6	3,558
VI. Special gain		9	0.0		1,487	1.7	1,477
VII. Special loss		944	1.2		994	1.2	50
Income before income taxes		8,133	10.5		13,118	15.1	4,985
Income taxes-current	8,717			8,306			
Income taxes-deferred	(6,958)	1,758	2.3	(3,508)	4,797	5.5	3,039
Net income		6,374	8.2		8,320	9.6	1,946

(2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

Fourth Quarter of FY2006 (three months ended on March 31,2007) (for reference)

	Jan. 1, 2006- Mar. 31, 2006	Jan. 1, 2007- Mar. 31, 2007	Increase/ (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities			
1. Income before income taxes	8,133	13,118	
2. Depreciation and amortization	4,422	4,808	
3. Loss on impairment of long-lived assets	-	42	
4. Increase (Deacrease) in allowance for doubtful accounts	79	(4)	
5. Interest and dividend income	(117)	(160)	
6. Interest expenses	12	20	
7. Loss on sales and disposal of fixed assets	355	288	
8. Retirement benefit costs	1,294	-	
9. Gain on sales of short-term investment and investment securitie	-	(1,467)	
10. Loss on devaluation of securities	1	-	
11. Decrease in notes and accounts receivable-trade	11,147	3,536	
12. Increase in inventories	(1,596)	(2,776)	
13. Increase in notes and accounts payable-trade	358	1,881	
14. Increase in other current liabilities	2,950	7,139	
15. Dearease in reserve for retirement benefit	-	(1,646)	
16. Other	(1,173)	(2,550)	
Sub-total	25,868	22,231	
17. Interest and dividends received	132	242	
18. Interest paid	(12)	(20)	
19. Income tax paid	(119)	(105)	
Net cash provided by operating activities	25,869	22,347	(3,521)
II. Investing activities			
1. Proceeds from sales and redemptions of short-term investments	505	3,295	
2. Purchases of property, plant and equipment	(1,391)	(2,953)	
3. Proceeds from sales of property, plant and equipment	76	5	
4. Payments for acquisition of business	(7,630)	(1,542)	
5. Purchases of investment securities	(12,302)	(3,327)	
6. Proceeds from sales and redemptions of investment securities	5,955	5,517	
7. Investments in subsidiaries and associated companies	(86)	(11,635)	
8. Other	13,436	797	
Net cash used in investing activities	(1,437)	(9,842)	(8,404)
III. Financing activities	120	231	110
IV. Foreign currency translation adjustments on cash and cash equivalents	(0)	(0)	(0)
V. Net increase in cash and cash equivalents	24,552	12,736	(11,816)
VI. Cash and cash equivalents at beginning of period	75,954	33,804	(42,150)
VII. Cash and cash equivalents at end of period	100,507	46,540	(53,966)

6. Others

PROPOSED CHANGES OF CORPORATE OFFICERS (effective as of June 22, 2007)

1) Change of Representative Officer

Candidates for New Representative Officer

Makoto Shiina	currently Executive Vice President, Strategy, to be appointed as Representative Executive Officer and Executive Vice President

2) Change of Corporate Officers

(1) Candidate for New Board Members

Norihiko Tanikawa	currently President and Representative Director, Chugai Trading Co., Ltd. to be appointed as Outside Board Member

(2) Expected Resignation of Board Members

Naoto Nakamura	currently Outside Board Member

(3) Candidates for New Executive Officers

Kiyoshi Hasegawa	currently Director, Marketing Channel Management, Prescription Drug Division
Masanori Tsuno	currently President, Eisai Medical Research Inc.
Takafumi Asano	currently Deputy General Manager, Production and Logistics, Transformation
Kenta Takahashi	currently Director, Legal
Edward Stewart Geary	currently Deputy Director, Corporate Regulatory Compliance, Quality Assurance Headquarters

(4) Expected Promotion of Executive Officers

Nobuo Deguchi	currently Senior Vice President, Internal Control, Compliance, Legal Affairs, Intellectual Property, to be appointed as Executive Vice President
Hideshi Honda	currently Vice President, Japan Business Headquarters, to be appointed as Senior Vice President
Hajime Shimizu	currently Chairman & CEO, Eisai Inc., President, Eisai Corporation of North America, to be appointed as Senior Vice President
Hideki Hayashi	currently Vice President, Business Development, to be appointed as Senior Vice President

(5) Expected Resignation of Executive Officers

Yoji Takaoka	currently Senior Vice President, to be appointed as Corporate Advisor
Jiro Hasegawa	currently Senior Vice President, to be appointed as Corporate Advisor
Toshio Arai	currently Senior Vice President, to be appointed as Corporate Advisor

3) List of Board Members

Haruo Naito	currently Director, President and Chief Executive Officer (CEO), to be appointed as Director, President and CEO
Tadashi Temmyo	currently Board Member, to be appointed as Board Member
Shintaro Kataoka	currently Board Member, to be appointed as Board Member
Tetsushi Ogawa	currently Board Member, to be appointed as Board Member
Tadashi Kurachi	currently Outside Board Member and Chair, to be appointed as Outside Board Member and Chair
Ikujiro Nonaka	currently Outside Board Member, to be appointed as Outside Board Member
Tadahiro Yoshida	currently Outside Board Member, to be appointed as Outside Board Member
Yoshiyuki Kishimoto	currently Outside Board Member, to be appointed as Outside Board Member
Ko-Yung Tung	currently Outside Board Member, to be appointed as Outside Board Member
Shinji Hatta	currently Outside Board Member, to be appointed as Outside Board Member
Norihiko Tanikawa	currently President and Representative Director, Chugai Trading Co., Ltd. to be appointed as Outside Board Member

Note: Tadashi Kurachi, Ikujiro Nonaka, Tadahiro Yoshida, Yoshiyuki Kishimoto, Ko-Yung Tung, Shinji Hatta and Norihiko Tanikawa are candidates who meet the requirements of an Outside Director set forth in Item 15 of Article 2 of the Commercial Code of Japan.

4) List of Executive Officers

Haruo Naito	currently Representative Executive Officer and President and Chief Executive Officer (CEO), to be appointed as Representative Executive Officer and President and CEO
Soichi Matsuno	currently Representative Executive Officer and Deputy President, Global Pharmaceuticals Business, Global Human Resources, to be appointed as Representative Executive Officer and Deputy President
Hideaki Matsui	currently Representative Executive Officer and Executive Vice President, Management Affairs, Human Resources to be appointed as Representative Executive Officer and Executive Vice President

Makoto Shiina	currently Executive Vice President, Strategy, to be appointed as Representative Executive Officer and Executive Vice President
Nobuo Deguchi	currently Senior Vice President, Internal Control, Compliance, Legal Affairs, Intellectual Property, to be appointed as Executive Vice President
Kentaro Yoshimatsu	currently Senior Vice President, Research and Development, President of Eisai R&D Management Co. Ltd., to be appointed as Senior Vice President
Kenji Toda	currently Senior Vice President, Government Relations, to be appointed as Senior Vice President
Hideshi Honda	currently Vice President, Japan Business Headquarters, to be appointed as Senior Vice President
Hajime Shimizu	currently Chairman & CEO, Eisai Inc., President, Eisai Corporation of North America, to be appointed as Senior Vice President
Hideki Hayashi	currently Vice President, Business Development, to be appointed as Senior Vice President
Hiroyuki Mitsui	currently Vice President, General Affairs, Environment and Safety Affairs, Information System, to be appointed as Vice President
Norio Kano	currently Vice President, Corporate Regulatory Compliance, Quality Assurance, to be appointed as Vice President
Yukio Akada	currently Vice President, Asia, Oceania and Middle East Business, to be appointed as Vice President
Hisashi Tanaka	currently Vice President, Clinical Research, Japan, to be appointed as Vice President
Yutaka Tsuchiya	currently Vice President, President of Eisai Europe Limited, to be appointed as Vice President
Noboru Naoe	currently Vice President, Deputy General Manager of Japan Business Headquarters, to be appointed as Vice President
Yasushi Okada	currently Vice President, Business Planning, Japan Business Headquarters, to be appointed as Vice President
Seiichi Kobayashi	currently Vice President, Discovery and Development Research Headquarters of Japan, to be appointed as Vice President
Akira Fujiyoshi	currently Vice President, Corporate Communications, Investors Relations, to be appointed as Vice President
Kiyoshi Hasegawa	currently Director, Marketing Channel Management, Prescription Drug Division, to be appointed as Vice President
Masanori Tsuno	currently President, Eisai Medical Research Inc., to be appointed as Vice President
Takafumi Asano	currently Deputy General Manager, Production and Logistics, Transformation, to be appointed as Vice President

Kenta Takahashi	currently Director, Legal, to be appointed as Vice President
Edward Stewart Geary	currently Deputy Director, Corporate Regulatory Compliance, Quality Assurance Headquarters, to be appointed as Vice President

Note: Haruo Naito, President and CEO (Representative Executive Officer), will serve as Director on the Board.

5) Proposed Candidates of Nomination, Audit and Compensation Committees Members

(1) Nomination Committee

Chair: Ikujiro Nonaka

Members: Tadahiro Yoshida
Ko-Yung Tung

(2) Audit Committee

Chair: Shinji Hatta

Members: Yoshiyuki Kishimoto
Norihiko Tanikawa
Tadashi Temmyo
Shintaro Kataoka

(3) Compensation Committee

Chair: Tadahiro Yoshida

Members: Ikujiro Nonaka
Ko-Yung Tung

(4) Independent Committee of Outside Directors

Chair: Tadashi Kurachi

Members: Ikujiro Nonaka
Tadahiro Yoshida
Yoshiyuki Kishimoto
Ko-Yung Tung
Shinji Hatta
Norihiko Tanikawa

6) Career of Candidates for New Outside Board Members and New Representative Officer

(1) Career of Candidates for New Outside Board Members

Name: Norihiko Tanikawa

Date of Birth:	March 3, 1945 (age 62)	
Career:	Apr. 1968	Joined The Fuji Bank, Limited
	Dec. 1990	Managing Director, Fuji Wolfensohn International, New York
	Mar. 1993	Senior Managing Director and Representative Director, Fuji Wolfensohn International, New York
	May. 1995	General Manager, Business Development Dept. The Fuji Bank Ltd., Head Office
	Sep. 1998	Head Office General Manager, The Fuji bank Ltd.
	Dec. 1999	Managing Director, Fuji Corporate Advisory Ltd.
	Jan. 2002	Advisor to the President of NSK Ltd.
	Jun. 2002	Senior Vice President, Deputy Head, Corporate Planning DIV. Headquarters Department Head, Business Strategy Dept. NSK Ltd.
	Jun. 2004	Senior Vice President Head, Compliance DIV. Headquarters Department Head, Business Strategy Dept. NSK Ltd.
	Jun. 2006	President and Representative Director, NSK-Chugai, Ltd.(current)

(2) Career of Candidates for New Outside Board Members and New Representative Officer

Name:	Makoto Shiina	
Date of Birth:	April 1, 1946 (age 61)	
Career:	Mar. 1969	Join Eisai Co., Ltd.
	Oct. 1999	Director, Corporate Planning
	Jun. 2000	Corporate Officer
	Jun. 2001	Business Development
	Jun. 2003	Senior Corporate Officer
	Jun. 2004	Senior Vice President
	Jun. 2005	Executive Vice President (current)
	Jun. 2005	Strategy (current)

#####

Securities Code: 4523

RECEIVED
2007 MAY 22 A 9:13

2007.3

Reference Data

Fiscal Year Ended March 31, 2007

May 15, 2007

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
Investor Relations Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

Contents

* All amounts are rounded to their nearest specified unit unless stated as "rounded down".
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are converted into yen values based upon the average exchange rates for the periods shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2003 - Mar. 2004) Fiscal Year Average Rate	113.07	132.60	191.00
(Mar. 31, 2004) Fiscal Year End Rate	105.69	128.88	193.09
(Apr. 2004 - Mar. 2005) Fiscal Year Average Rate	107.54	135.18	198.38
(Mar. 31, 2005) Fiscal Year End Rate	107.39	138.87	202.03
(Apr. 2005 - Mar. 2006) Fiscal Year Average Rate	113.31	137.85	202.16
(Mar. 31, 2006) Fiscal Year End Rate	117.47	142.81	205.16
(Apr. 2006 - Mar. 2007) Fiscal Year Average Rate	117.02	150.09	221.58
(Mar. 31, 2007) Fiscal Year End Rate	118.05	157.33	231.73
Fiscal Year Ending March 31, 2008 Forecast Rate	115.00	150.00	220.00

Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, business goals, estimates, forecasts, and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in the financial markets, and foreign exchange fluctuations. The risk factors mentioned above are based on the analysis made by Eisai Co. Ltd. as of the date this document was published.

I. Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	2007	YoY %	2008 est.
Net sales	500.2	533.0	601.3	**674.1**	112.1	720.0
Cost of sales	97.2	98.5	104.5	**109.3**	104.6	113.0
R&D expenses	69.0	78.3	93.2	**108.3**	116.1	124.0
SG&A expenses	250.9	269.4	307.8	**351.2**	114.1	371.0
Operating income	83.1	86.8	95.7	**105.3**	110.0	112.0
Ordinary income	83.4	89.1	100.0	**110.5**	110.4	115.0
Net income	50.1	55.5	63.4	**70.6**	111.4	75.0
					Inc./(Dec.)	
Dividend on equity (DOE, %)	2.6	3.7	5.3	**6.4**	1.1	6.5
Return on equity (ROE, %)	12.4	12.6	13.0	**13.2**	0.2	13.3
Dividends payout ratio (DPR, %)	20.9	29.0	40.6	**48.4**	7.9	49.4
Dividend per share (DPS, yen)	36.0	56.0	90.0	**120.0**	30.0	130.0
Earnings per Share (EPS, yen)	172.1	193.4	221.9	**247.8**	26.0	263.3

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

2. Balance Sheets Data

(billions of yen)

March 31	2004	2005	2006	2007	Inc./(Dec.)
Total assets	615.8	662.7	747.2	**792.1**	44.9
Equity	428.1	468.6	528.5	**562.7**	34.2
Equity - Minority interests - Stock acquisition rights	419.5	459.6	519.2	**552.5**	33.2
(Equity - Minority interests - Stock acquisition rights)/Total assets (%)	68.1	69.4	69.5	**69.7**	0.3

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	2007	Inc./(Dec.)	2008 est.
Capital expenditures	28.7	49.0	37.0	**52.0**	15.0	87.0
Property, plant and equipment	25.4	21.7	21.0	**23.2**	2.3	35.0
Intangible assets	3.3	27.3	16.1	**28.8**	12.7	52.0
Depreciation/Amortization	18.5	22.4	25.0	**26.8**	1.8	31.5

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended March 31	2004	2005	2006	2007	Inc./(Dec.)
Net cash provided by operating activities	72.7	49.2	87.1	**81.2**	(5.9)
Net cash used in investing activities	(27.3)	(37.5)	(29.5)	**(55.2)**	(25.7)
Net cash used in financing activities	(21.4)	(16.7)	(21.8)	**(40.6)**	(18.8)
Cash and cash equivalents at end of fiscal year	146.1	142.4	183.3	**171.1**	(12.2)
Free cash flows	48.9	10.5	43.6	**28.6**	(14.9)

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Payments for acquisition of business")

II. Consolidated Statements of Income

1. Consolidated Statements of Income

(billions of yen)

Years Ended March 31	2006	Sales %	2007	Sales %	YoY %	Inc./ Dec.
Net sales	601.3	100.0	**674.1**	100.0	112.1	72.9
Cost of sales	104.5	17.4	**109.4**	16.2	104.6	4.9
Provision for sales returns-net	(0.0)	(0.0)	**(0.1)**	(0.0)		(0.1)
Gross profit	496.7	82.6	**564.8**	83.8	113.7	68.1
R&D expenses	93.2	15.5	**108.3**	16.1	116.1	15.0
SG&A expenses	307.8	51.2	**351.2**	52.1	114.1	43.5
Operating income	95.7	15.9	**105.3**	15.6	110.0	9.6
Non-operating income:						
Interest and dividend income	3.9		**6.1**			2.2
Other	1.1		**0.5**			(0.6)
Total non-operating income	5.0	0.8	**6.6**	1.0		1.6
Non-operating expenses:						
Foreign exchange loss	-		**0.7**			0.7
Other	0.7		**0.7**			(0.0)
Total non-operating expense	0.7	0.1	**1.4**	0.2		0.7
Ordinary income	100.0	16.6	**110.5**	16.4	110.4	10.4
Special gain:						
Gain on sales of investment securities	0.0		**1.7**			1.7
Other	0.2		**0.2**			0.0
Total special gain	0.2	0.1	**1.9**	0.3		1.7
Special loss:						
Loss on disposal of fixed assets, loss on impairment of long-lived assets	1.1		**1.3**			0.3
Accelerated amortization expenses of intangible assets	2.6		**-**			(2.6)
Other	0.5		**0.7**			0.2
Total special loss	4.1	0.7	**2.0**	0.3		(2.1)
Income before income taxes and minority interests	96.1	16.0	**110.3**	16.4	114.8	14.3
Income taxes-current	47.1	7.9	**47.7**	7.1	101.2	0.6
Income taxes-deferred	(14.9)	(2.5)	**(8.5)**	(1.3)		6.4
Minority interests in income	0.4	0.1	**0.5**	0.1		0.1
Net income	63.4	10.5	**70.6**	10.5	111.4	7.2

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

<Explanation>

Net sales
<Increase Factor(s)>
Increase in sales of *Aricept* and *Aciphex/Pariet*

Research and development expenses
<Increase Factor(s)>
Advanced in clinical studies

2. Financial Results by Business Segment

2-1 Consolidated Net Sales by Business Segment (by Geographical Segment)

(billions of yen)

Years Ended March 31	2004	2005	2006	2007
Net sales to customers	500.2	533.0	601.3	**674.1**
Pharmaceuticals	476.8	511.0	579.8	**652.9**
[Ratio of in-house developed products] (%)	[90.8]	[89.1]	[88.8]	**[90.7]**
Japan	239.8	247.7	265.4	**273.2**
North America	193.5	213.5	252.1	**302.3**
Europe	33.6	37.9	44.6	**53.7**
Asia and others	9.9	11.9	17.6	**23.7**
Other	23.4	22.0	21.4	**21.2**
Japan	21.2	20.6	19.6	**19.0**
Overseas	2.2	1.5	1.8	**2.1**

* Net sales for each segment are those to external customers.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

2-2 Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended March 31	2004	2005	2006	2007
Operating income	83.1	86.8	95.7	**105.3**
Pharmaceuticals	84.6	88.4	98.4	**108.1**
Other	1.4	2.0	2.4	**1.7**
Eliminations and corporate	(3.0)	(3.6)	(5.0)	**(4.5)**

3. Geographical Segment Information

3-1 Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended March 31	2004	2005	2006	**2007**
Net sales to customers	500.2	533.0	601.3	**674.1**
Japan	260.9	268.3	285.1	**292.2**
North America	194.5	214.5	253.1	**303.4**
Europe	34.8	38.3	45.5	**54.8**
Asia and others	9.9	11.9	17.6	**23.7**
Overseas sales	239.2	264.7	316.2	**381.9**
Overseas sales (%)	47.8	49.7	52.6	**56.7**

* Net sales for each segment are those to external customers.

3-2 Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended March 31	2004	2005	2006	**2007**
Operating income	83.1	86.8	95.7	**105.3**
Japan	71.9	74.4	74.2	**72.8**
North America	10.9	11.4	22.5	**28.8**
Europe	3.4	3.5	4.6	**4.1**
Asia and others	1.8	2.1	2.8	**4.0**
Eliminations and corporate	(5.0)	(4.5)	(8.4)	**(4.4)**

4. Overseas Sales

(billions of yen)

Years Ended March 31	2004	2005	2006	**2007**
Net sales	500.2	533.0	601.3	**674.1**
Overseas sales	262.3	288.1	343.9	**410.8**
North America	202.3	222.8	262.3	**312.0**
Europe	47.9	51.2	61.7	**72.2**
Asia and others	12.0	14.1	19.9	**26.5**
Overseas sales (%)	52.4	54.1	57.2	**60.9**

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

5. Global Product Sales (Eisai Territory Sales)

5-1 *ARICEPT* Sales by Geographical Area

Years Ended March 31 Area		2004	2005	2006	2007
Japan	¥ Billions	28.4	35.1	42.3	**49.7**
U.S.	¥ Billions	87.9	97.6	119.9	**162.2**
	[U.S. $ Millions]	[777]	[907]	[1,058]	**[1,386]**
UK	¥ Billions	1.0	1.0	1.1	**1.2**
	[UK £ Millions]	[5]	[5]	[5]	**[6]**
France	¥ Billions	15.5	19.1	21.0	**25.8**
	[Euro Millions]	[117]	[141]	[153]	**[172]**
Germany	¥ Billions	6.2	7.1	7.8	**7.4**
	[Euro Millions]	[47]	[53]	[57]	**[50]**
Europe Total	¥ Billions	22.8	27.2	29.9	**34.5**
Asia	¥ Billions	2.5	2.9	4.4	**6.6**
Total	¥ Billions	141.6	162.9	196.5	**252.9**

* Sales forecast for Eisai sales territories for the year ending on March 31, 2008 is ¥284.0 billion.

5-2 *ACIPHEX/PARIET* Sales by Geographical Area

Years Ended March 31 Area		2004	2005	2006	2007
Japan	¥ Billions	14.6	19.4	27.6	**30.7**
U.S.	¥ Billions	105.5	104.1	114.3	**126.9**
	[U.S. $ Millions]	[933]	[968]	[1,009]	**[1,084]**
UK	¥ Billions	6.2	5.5	5.1	**3.3**
	[UK £ Millions]	[33]	[28]	[25]	**[15]**
Germany	¥ Billions	1.1	1.2	1.4	**2.5**
	[Euro Millions]	[8]	[9]	[10]	**[17]**
Italy	¥ Billions	-	-	2.5	**6.3**
	[Euro Millions]	[-]	[-]	[18]	**[42]**
Europe Total	¥ Billions	7.3	6.8	9.0	**12.1**
Asia	¥ Billions	1.6	2.1	3.5	**4.6**
Total	¥ Billions	129.0	132.3	154.5	**174.3**

* Sales forecast for Eisai sales territories for the year ending on March 31, 2008 is ¥179.5 billion.

5-3 *ZONEGRAN* Sales by Geographical Area

Years Ended March 31 Area		2004	2005	2006	2007
U.S.	¥ Billions	-	11.1	12.7	**3.1**
	[U.S. $ Millions]	[-]	[104]	[112]	**[27]**
Europe, Asia	¥ Billions	-	0.0	0.5	**1.8**
Total	¥ Billions	-	11.1	13.1	**4.9**

<Reference> [Non-Consolidated]

Eisai Inc. (U.S.)/Pharmaceutical Sales, Production

Years Ended March 31		2004	2005	2006	2007
Net sales	¥ Billions	196.1	215.2	254.7	**305.6**
	[U.S. $ Millions]	[1,734]	[2,001]	[2,248]	**[2,612]**
Operating income	¥ Billions	10.0	10.3	18.6	**27.1**
	[U.S. $ Millions]	[88]	[96]	[164]	**[231]**
Net income	¥ Billions	6.0	6.6	13.0	**19.3**
	[U.S. $ Millions]	[53]	[62]	[115]	**[165]**
Operating income before royalty deduction	¥ Billions	34.1	43.2	54.2	**72.9**
	[U.S. $ Millions]	[301]	[402]	[479]	**[623]**

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended December 31		2004	2005	2006	2007
Net sales	¥ Billions	3.8	4.8	6.6	**8.9**
	[Chinese RMB Millions]	[273]	[364]	[490]	**[606]**
Operating income	¥ Billions	1.0	1.0	1.3	**1.4**
	[Chinese RMB Millions]	[68]	[78]	[97]	**[97]**
Net income	¥ Billions	0.8	0.9	1.3	**1.2**
	[Chinese RMB Millions]	[59]	[72]	[95]	**[84]**

*The fiscal year of Eisai China Inc. ends on December 31. Figures showed above indicate results for 15 months from January 2006 to March 2007 as the result of provisional financial settlement conducted at the date of consolidated financial settlement adopted from this fiscal year.

* Average rate of Japanese yen to Chinese RMB

January 1 to December 31, 2003	14.01 yen/Chinese RMB
January 1 to December 31, 2004	13.07 yen/Chinese RMB
January 1 to December 31, 2005	13.45 yen/Chinese RMB
January 1, 2006 to March 31, 2007	14.75 yen/Chinese RMB

Eisai Korea Inc. (South Korea)/Pharmaceutical Sales

Years Ended March 31		2004	2005	2006	2007
Net sales	¥ Billions	2.3	2.7	5.4	**7.5**
	[Korean Won Billions]	[24]	[28]	[48]	**[60]**
Operating income	¥ Billions	0.3	0.4	0.6	**1.1**
	[Korean Won Billions]	[3]	[4]	[5]	**[9]**
Net income	¥ Billions	0.2	0.3	0.3	**0.8**
	[Korean Won Billions]	[2]	[3]	[3]	**[6]**

* Average rate of Japanese yen to Korean Won

April 1, 2003 to March 31, 2004	0.0959 yen/Korean won
April 1, 2004 to March 31, 2005	0.0977 yen/Korean won
April 1, 2005 to March 31, 2006	0.1126 yen/Korean won
April 1, 2006 to March 31, 2007	0.1243 yen/Korean won

6. SG&A Expenses

6-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	2008 est.
Net sales	500.2	533.0	601.3	**674.1**	720.0
R&D expenses	69.0	78.3	93.2	**108.3**	124.0
Ratio of R&D expenses to net sales (%)	13.8	14.7	15.5	**16.1**	17.2

6-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	2008 est.
Net sales	500.2	533.0	601.3	**674.1**	720.0
SG&A expenses	250.9	269.4	307.8	**351.2**	371.0
Personnel expenses	58.9	60.8	64.5	**72.2**	-
Marketing expenses	161.9	171.9	198.2	**230.6**	-
Administrative expenses and others	30.1	36.6	45.1	**48.4**	-
Ratio of SG&A expenses to net sales (%)	50.2	50.5	51.2	**52.1**	51.5

6-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	2008 est.
Net sales	500.2	533.0	601.3	**674.1**	720.0
SG&A expenses (including R&D expenses)	319.9	347.7	401.0	**459.5**	495.0
Ratio of SG&A expenses including R&D expenses to net sales (%)	64.0	65.2	66.7	**68.2**	68.8

7. Consolidated Personnel Information

(persons)

March 31	2004	2005	2006	**2007**
Japan	5,055	4,993	5,144	**5,334**
U.S.	1,225	1,537	1,787	**1,975**
Europe	452	503	650	**765**
Asia	968	1,262	1,500	**1,575**
Total	7,700	8,295	9,081	**9,649**

III. Consolidated Balance Sheets

1. Consolidated Balance Sheets <Assets>

(billions of yen)

March 31	2006	%	2007	%	YoY %	Inc./(Dec.)	<Explanation>
Current assets:							
Cash and cash in bank	74.2		**89.8**			15.6	**Cash and cash in bank plus Short-term investments** <Decrease Factor(s)> Product acquisition expenses
Notes and accounts receivable-trade	148.7		**162.2**			13.5	
Short-term investments	120.0		**90.3**			(29.7)	
Inventories	44.9		**52.8**			7.8	
Deferred tax assets	29.3		**33.2**			3.9	
Other	15.8		**13.4**			(2.4)	
Allowance for doubtful receivables	(0.3)		**(0.4)**			(0.0)	
Total current assets	432.6	57.9	**441.2**	55.7	102.0	8.6	
Fixed assets:							
Property, plant and equipment:							
Buildings and structures	66.7		**74.4**			7.7	
Machinery, equipment and vehicles	25.5		**24.6**			(0.9)	
Land	17.1		**18.0**			1.0	
Construction in progress	9.3		**4.9**			(4.4)	
Other	10.1		**11.9**			1.7	
Total property, plant and equipment	128.7	17.2	**133.8**	16.9	104.0	5.2	
Intangible assets:							
Sales rights	28.7		**46.0**			17.3	
Other	14.6		**16.6**			2.0	
Intangible assets	43.2	5.8	**62.6**	7.9	144.9	19.4	**Intangible assets** <Increase Factor(s)> Oncology products acquisition
Investments and other assets:							
Investment securities	105.5		**111.9**			6.4	
Long-term loans receivable	0.1		**0.0**			(0.0)	
Deferred tax assets	27.6		**32.6**			5.0	
Other	10.4		**10.7**			0.3	
Allowance for doubtful accounts	(0.8)		**(0.7)**			0.1	
Total investments and other assets	142.7	19.1	**154.5**	19.5	108.2	11.7	
Total fixed assets	314.6	42.1	**350.9**	44.3	111.5	36.3	
Total assets	747.2	100.0	**792.1**	100.0	106.0	44.9	

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

2. Consolidated Balance Sheets <Liabilities and Equity>

(billions of yen)

March 31	2006	%	2007	%	YoY %	Inc./(Dec.)
Current liabilities:						
Notes and accounts payable-trade	24.4		**19.3**			(5.1)
Short-term borrowings	0.4		**0.2**			(0.2)
Accounts payable-other/accrued expenses etc.	95.8		**109.3**			13.6
Income taxes payable	23.4		**22.0**			(1.4)
Reserve for sales rebates	27.8		**35.1**			7.2
Other	6.3		**5.8**			(0.5)
Total current liabilities	178.2	23.9	**191.8**	24.2	107.6	13.6
Long-term liabilities:						
Deferred tax liabilities	0.1		**0.1**			0.0
Liability for retirement benefits	35.6		**31.8**			(3.8)
Retirement allowances for directors	1.3		**1.3**			0.0
Other	3.6		**4.4**			0.9
Total long-term liabilities	40.6	5.4	**37.6**	4.8	92.8	(2.9)
Total liabilities	218.7	29.3	**229.4**	29.0	104.9	10.7
Owners' equity:						
Common stock	45.0		**45.0**			-
Capital surplus	55.2		**55.2**			-
Retained earnings	429.0		**469.6**			40.6
Treasury stock	(31.9)		**(42.2)**			(10.3)
Total owners' equity	497.3	66.6	**527.6**	66.6	106.1	30.3
Net unrealized gain and translation adjustments	20.3		**19.9**			(0.5)
Foreign currency translation adjustments	1.6		**5.0**			3.4
Total net unrealized gain and translation adjustments	21.9	2.9	**24.8**	3.1	113.5	2.9
Stock acquisition rights	-	-	**0.3**	0.0	-	0.3
Minority interests	9.3	1.2	**9.9**	1.3	106.9	0.6
Total equity	528.5	70.7	**562.7**	71.0	106.5	34.2
Total liabilities and equity	747.2	100.0	**792.1**	100.0	106.0	44.9

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

<Explanation>

Accounts payable-other/accrued expenses etc.
<Increase Factor(s)>
Expansion of business in the U.S.

Treasury stock (Deduction from equity)
<Increase Factor(s)>
Acquisition of Company's own shares (August, 2 millions of shares)

3. Stock Information

3-1 Issued Stock and Shareholder Information

As of March 31, 2007

Total Number of Authorized Shares (shares)	Number of Shares Outstanding (shares)	[Number of Treasury Stock] * (shares)	Number of Shareholders (persons)	Average Number of Shares per Shareholder (shares)
1,100,000,000 shares	296,566,949 shares	[12,437,412 shares]	42,849	6,921

* Number of shares of outstanding includes number of treasury stocks.

3-2 Top 10 Shareholders

As of March 31, 2007

Name	Shares (1,000 shares)	%
Nippon Life Insurance Company	15,327	5.17
The Master Trust Bank of Japan, Ltd. (Trust Account)	14,856	5.01
Saitama Resona Bank, Limited	12,398	4.18
Japan Trustee Services Bank, Ltd. (Trust Account)	11,735	3.96
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	10,250	3.46
Mizuho Corporate Bank, Ltd.	5,630	1.90
Eisai Employee Shareholding Association	5,526	1.86
Nomura Securities Co., Ltd.	5,355	1.81
Sumitomo Life Insurance Company	5,000	1.69
State Street Bank and Trust Company 505103	4,886	1.65

* Treasury stock (12,437 thousands shares, 4.19%) is excluded as it has no voting rights.
* Number of shares less than one thousand has been omitted.

3-3 Number of Shareholders by Category

(persons)

	2006 31-Mar	%	2007 31-Mar	%	Inc./(Dec.)
Financial Institutions	170	0.6	**190**	0.4	20
Securities Companies	41	0.1	**63**	0.2	22
Other Japanese Corporations	1,037	3.5	**1,081**	2.5	44
Corporations Outside Japan, etc.	509	1.7	**541**	1.3	32
Treasury Stock	1	0.0	**1**	0.0	-
Individuals and Others	28,261	94.1	**40,973**	95.6	12,712
Total	30,019	100.0	**42,849**	100.0	12,830

3-4 Number of Shares Held by Category

(1,000 shares)

	2006 31-Mar	%	2007 31-Mar	%	Inc./(Dec.)
Financial Institutions	119,347	40.2	**114,782**	38.7	(4,564)
Securities Companies	9,692	3.3	**13,522**	4.5	3,829
Other Japanese Corporations	19,889	6.7	**22,799**	7.7	2,910
Corporations Outside Japan, etc.	99,781	33.7	**92,214**	31.1	(7,566)
Treasury Stock	10,692	3.6	**12,437**	4.2	1,745
Individuals and Others	37,164	12.5	**40,810**	13.8	3,646
Total	296,566	100.0	**296,566**	100.0	-

* Number of shares less than one thousand has been omitted.

3-5 Breakdown of Shareholders Holding Size/Number of Shareholders

(persons)

	2006 31-Mar	%	**2007 31-Mar**	%	Inc./(Dec.)
1 million shares and over	56	0.2	**54**	0.1	(2)
100,000 ~ 999,999 shares	169	0.6	**178**	0.4	9
10,000 ~ 99,999 shares	690	2.3	**728**	1.7	38
1,000 ~ 9,999 shares	8,999	30.0	**9,878**	23.1	879
100 ~ 999 shares	16,876	56.2	**28,552**	66.6	11,676
less than 100 shares	3,229	10.7	**3,459**	8.1	230
Total	30,019	100.0	**42,849**	100.0	12,830

3-6 Breakdown by Shareholder Holding Size/Number of Shares Held

(1,000 shares)

	2006 31-Mar	%	**2007 31-Mar**	%	Inc./(Dec.)
1 million shares and over	199,592	67.3	**188,110**	63.4	(11,481)
100,000 ~ 999,999 shares	55,268	18.6	**60,735**	20.5	5,467
10,000 ~ 99,999 shares	17,521	5.9	**19,568**	6.6	2,046
1,000 ~ 9,999 shares	20,166	6.8	**21,572**	7.3	1,405
100 ~ 999 shares	3,888	1.3	**6,443**	2.2	2,554
less than 100 shares	130	0.1	**136**	0.0	6
Total	296,566	100.0	**296,566**	100.0	-

* Number of shares less than one thousand has been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended March 31	2006	2007	Inc./(Dec.)
Operating activities:			
Income before income taxes and minority interests	96.1	**110.3**	14.3
Depreciation and amortization	25.0	**26.8**	1.8
Net increase (decrease) in notes and accounts receivables/payable-trade and inventories	0.8	**(23.6)**	(24.4)
Accounts payable-other/accrued expenses etc.	13.9	**10.4**	(3.4)
Others	(6.9)	**0.4**	7.3
[Sub-total]	128.9	**124.4**	(4.5)
Interest paid/received	3.5	**5.8**	2.2
Income taxes paid	(45.4)	**(48.9)**	(3.5)
Net cash provided by operating activities	87.1	**81.2**	(5.9)
Investing activities:			
Capital expenditures/payments for acquisition of business etc.	(43.5)	**(52.5)**	(9.1)
Purchases/proceeds from sales of securities etc.	(3.9)	**(1.9)**	2.0
Others	17.9	**(0.8)**	(18.7)
Net cash used in investing activities	(29.5)	**(55.2)**	(25.7)
Financing activities:			
Dividends paid	(21.4)	**(29.9)**	(8.5)
Purchase of treasury stock	-	**(11.1)**	(11.1)
Others	(0.4)	**0.4**	0.8
Net cash used in financing activities	(21.8)	**(40.6)**	(18.8)
Foreign currency translation adjustments on cash and cash equivalents	5.2	**2.5**	(2.7)
Net increase (decrease) in cash and cash equivalents	40.8	**(12.2)**	(53.0)
Cash and cash equivalents at beginning of fiscal year	142.4	**183.3**	40.8
Cash and cash equivalents at end of fiscal year	183.3	**171.1**	(12.2)

<Explanation>

Net increase (decrease) in notes and accounts receivable/payable-trade and inventories
<Decrease Factor(s)>
*Increase in accounts receivable
*Decrease in accounts payable-trade

Capital expenditures/ payments for acquisition of business etc.
<Increase Factor(s)>
Oncology products acquisition

Dividends paid
<Increase Factor(s)>
Increase in Dividend per Share

* Classification of cash flow is changed from this fiscal year. Past data are adjusted accordingly.

(billions of yen)

Years Ended March 31	2006	2007	Inc./(Dec.)	<Explanation>
Free Cash Flows	43.6	**28.6**	(14.9)	

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Payments for acquisition of business")

V. Consolidated Subsidiaries - Associated Companies

1. Consolidated Subsidiaries (45 companies)

1-1 Subsidiaries Outside Japan (33 companies)

As of March 31, 2007

Company Name	Location	Common Stock (Unit: thousand)		Voting Rights	Description of Operations
Eisai Corporation of North America	New Jersey, USA	297,100	US$	100.00%	U.S. regional headquarters/holding company
Eisai Inc.	New Jersey, USA	151,600	US$	100.00%	Pharma. production/sales
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00%	Basic research/clincial trial process research
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharma. clinical research
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00%	Pharma. machinery sales
MAB Acquisition Corporation	Delaware, USA	0	US$	100.00%	-
Eisai Europe Ltd.	London, U.K.	100,561	UKPS	100.00%	European regional headquarters/holding company
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. clinica/salesl research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Manufacturing Ltd.	Hertfordshire, U.K.	2,000	UKPS	100.00%	-
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharma. sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharma. machinery production/sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharma. production/sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharma. production/sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharma. marketing
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00%	Pharma. sales
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00%	Pharma. sales
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00%	Pharma. sales
EF-Eisai Farmacêutica, Unipessoal Lda.	Lisbon, Portugal	4,000	EUR	100.00%	-
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharma. production/sales
Eisai Asia Regional Services Pte. Ltd.	Singapore, Singapore	26,400	S$	100.00%	Asia subsidiaries holding company
Eisai (Singapore) Pte. Ltd.	Singapore, Singapore	300	S$	100.00%	Pharma. sales
Eisai Clinical Research Singapore Pte. Ltd	Singapore, Singapore	10	S$	100.00%	-
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharma. sales
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90%	Pharma. production/sales
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharma. production/sales
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00%	Pharma. production/sales
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharma. sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharma. sales
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	45,000	Peso	50.00%	Pharma. production/sales
Eisai Pharmaceuticals India Pte. Ltd.	Maharashtra, India	100,000	INR	100.00%	Pharma. production/sales
Eisai Pharmatechnology & Manufacturing Pte. Ltd.	Andhra Pradesh, India	4,000	INR	100.00%	-
Eisai Australia Pty. Ltd.	Sydney, Australia	1,000	A$	100.00%	-

* Fiscal year of Eisai's consolidated subsidiaries ends on March 31 excluding Eisai China Inc. (fiscal year ends on December 31). Eisai China Inc. conducted provisional financial settlement at the date of consolidated financial settlement.
* Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc., are concidered as Eisai's consolidated subsidiaries under the "controlling entity" standard though Eisai's voting rights for these companies are no more than 50%.
* Liquidation of Eisai Pharma-Chem Europe Ltd and Eisai U.S.A. Inc. were completed in June 2006 and in November 2006, respectively.
* Eisai (Singapore) Pte. Ltd. was established in May 2006.
* Eisai Clinical Research Singapore Pte. Ltd. was established in October 2006.
* EF-Eisai Farmacêutica, Unipessoal Lda. was established in Portugal in November 2006.
* Eisai Manufacturing Ltd. was established at Hertfordshire in March 2007.
* Eisai Pharmatechnology & Manufacturing Pte. Ltd. was established in India in March 2007.
* Eisai established MAB Acquisition Corporation (MAB) in the U.S. in March 2007. MAB merged with Morphotek Inc.(U.S.) in April 2007 with Morphotek Inc. being the surviving company.
* Fractions figures in "Common Stock" are rounded down.

1-2 Subsidiaries in Japan (12 companies)

As of March 31, 2007

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	5,262 million yen	50.89%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million yen	79.97%	Pharm. prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million yen	100.00%	Pharm. sales
Eisai Food & Chemicals Co., Ltd.	Tokyo	101 million yen	100.00%	Food additives/chemicals sales
Eisai Machinery Inc.	Tokyo	100 million yen	100.00%	Pharm. machinery prod./sales
KAN Research Institute, Inc.	Hyogo Pref.	70 million yen	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million yen	100.00%	Pharm. distribution
Eisai R&D Management Co., Ltd.	Tokyo	10 million yen	100.00%	Management of the R&D division and intellectual properties
Sunplanet Co., Ltd.	Tokyo	455 million yen	84.95%	Administrative/Catering/Printing service/Real estate management
Clinical Supply Co., Ltd.	Gifu Pref.	80 million yen	84.30%	Medical devices prod./sales
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50 million yen	75.44%	Diagnostic product research
Eisai Seikaken Co., Ltd.	Tokyo	50 million yen	70.00%	Agro-chemical prod./sales

* Sanko Junyaku is a listed company on JASDAQ. On April 26, 2007, Eisai and Sanko Junyaku agreed that Eisai would make Sanko Junyaku its wholly-owned subsidiary through a share exchange as of October 1, 2007.
* Management function of the R&D Division and other relevant functions of Eisai Co., Ltd. were separated and newly established Eisai R&D Management Co., Ltd., a wholly-owned subsidiary of Eisai Co., Ltd., has taken over the functions in April 2006
* KAN Research Institute, Inc. was moved to Kobe in Hyogo Prefecture in October 2006.
* Fractions figures in "Common Stock" are rounded down.

2 Equity in Earnings in Associated Companies (1 company)

As of March 31, 2007

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
Bracco-Eisai Co., Ltd.	Tokyo	340 million yen	49.00%	Contrast media import/prod./sales

* Fiscal year of Bracco-Eisai Co., Ltd. ends on December 31.
* Eisai-Novartis Verwaltungs GmbH was merged to a consolidated subsidiary, Eisai GmbH(merging corporation).
* Common Stock numbers fractions have been omitted.

VI. Financial Trend

(billions of yen)

Years Ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
<Statements of Income Data>										
Net sales	301.8	284.9	302.5	361.7	431.7	466.6	500.2	533.0	601.3	**674.1**
Cost of sales	93.8	87.1	91.6	98.5	101.5	102.6	97.2	98.5	104.5	**109.3**
R&D expenses	45.1	43.7	46.7	49.6	55.0	59.7	69.0	78.3	93.2	**108.3**
SG&A expenses	121.2	115.4	127.1	154.7	202.5	228.4	250.9	269.4	307.8	**351.2**
Operating income	47.5	38.6	37.1	59.0	72.7	75.9	83.1	86.8	95.7	**105.3**
Ordinary income	47.2	39.8	36.9	63.2	76.1	76.1	83.4	89.1	100.0	**110.5**
Net income	19.8	15.9	11.3	23.3	36.5	41.0	50.1	55.5	63.4	**70.6**
<Statements of Cash Flows>										
Net cash provided by operating activities		35.9	27.2	85.0	56.9	57.6	72.7	49.2	87.1	**81.2**
Net cash used in investing activities		(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	(27.3)	(37.5)	(29.5)	**(55.2)**
Net cash used in financing activities		(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	(21.4)	(16.7)	(21.8)	**(40.6)**
Free cash flows		21.1	12.6	71.8	32.1	31.1	48.9	10.5	43.6	**28.6**
<Balance Sheet Data>										
Common stock	44.9	44.9	44.9	44.9	44.9	45.0	45.0	45.0	45.0	**45.0**
Total assets	453.1	463.4	485.7	549.4	557.6	591.7	615.8	662.7	747.2	**792.1**
Shareholders' equity	299.2	308.6	329.4	345.9	362.1	388.2	419.5	459.6	519.2	**552.5**
<Capital Expenditures and Depreciation/Amortization>										
Capital expenditures		14.2	16.3	15.0	27.2	21.9	28.7	49.0	37.0	**52.0**
Depreciation/Amortization		13.0	15.1	15.0	15.3	18.0	18.5	22.4	25.0	**26.8**
<Managerial Indices>										
Dividends on equity (DOE, %)	2.2	2.1	2.0	2.0	2.4	2.5	2.6	3.7	5.3	**6.4**
Return on equity (ROE, %)	7.2	5.2	3.5	6.9	10.3	10.9	12.4	12.6	13.0	**13.2**
Dividend payout ratio (DPR, %)	31.4	40.1	56.5	29.2	23.3	22.7	20.9	29.0	40.6	**48.4**
Earnings per share (EPS, yen)	70.0	53.6	38.0	78.7	123.5	141.2	172.1	193.4	221.9	**247.8**
Diluted EPS* (yen)	67.1	53.1	37.7	77.9	122.3	139.9	172.1	193.3	221.6	**247.5**
Return on sales ratio (%)	6.6	5.6	3.7	6.4	8.5	8.8	10.0	10.4	10.5	**10.5**
Shareholders' equity ratio (%)	66.0	66.6	67.8	63.0	64.9	65.6	68.1	69.4	69.5	**69.7**
Turnover ratio of total capital (Time)	0.7	0.6	0.6	0.7	0.8	0.8	0.8	0.8	0.9	**0.9**
Return on assets (ROA, %)	4.4	3.5	2.4	4.5	6.6	7.1	8.3	8.7	9.0	**9.2**
Price-to-book value ratio (PBR, Time)	1.8	2.4	2.4	2.7	2.5	1.6	1.9	2.3	2.8	**2.9**
Cash dividends per share (yen)	21.5	21.5	21.5	23.0	29.0	32.0	36.0	56.0	90.0	**120.0**
Dividend payment (billions of yen)	6.2	6.4	6.4	6.8	8.5	9.3	10.4	16.0	25.7	**34.1**
Treasury stock purchase (thousand of shares)					4,590	3,000	4,000	1,970	-	**2,000**
Treasury stock purchase (billions of yen)					13.9	9.2	11.4	6.1	-	**11.1**
Consolidated subsidiaries	35	34	35	34	36	33	34	38	40	**45**

* "Cost of sales" includes "Provision for sales returns".
* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Payments for acquisition of business")
* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".
* Shareholders' Equity, Return on Equity, Dividends on Equity and Shareholders' Equity ratio were reclassified for comparative purposes.
* "Earnings Per Share" and "Diluted EPS" have been calculated based on a new accounting system since the year ended March 2003.

1. Non-Consolidated Financial Highlights

1-1 Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	2007	YoY %	2008 est.
Net sales	303.6	307.9	332.0	**351.6**	105.9	382.0
Cost of sales	83.6	77.5	78.0	**80.1**	102.7	75.0
R&D expenses	67.4	77.1	92.9	**106.4**	114.6	123.0
SG&A expenses	85.6	85.6	95.8	**100.2**	104.6	107.0
Operating income	67.1	67.6	65.4	**65.0**	99.5	77.0
Ordinary income	66.6	69.1	67.3	**65.7**	97.5	77.5
Net income	41.9	43.5	43.9	**42.8**	97.5	51.0

* "Cost of sales" includes "Provision for sales returns-net".

1-2 Balance Sheets Data

(billions of yen)

March 31	2004	2005	2006	2007	Inc./(Dec.)
Total assets	515.6	530.6	572.9	**573.7**	0.8
Equity	405.1	431.7	465.2	**467.5**	2.3
Equity - Minority interests - Stock acquisition rights	405.1	431.7	465.2	**467.2**	2.0
(Equity - Minority interests - Stock acquisition rights)/Total assets (%)	78.6	81.4	81.2	**81.4**	0.2

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

1-3 Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	2007	Inc./(Dec.)	2008 est.
Capital expenditures	20.6	25.0	24.5	**22.0**	(2.6)	21.0
Property, plant and equipment	17.7	16.3	11.2	**11.7**	0.5	13.0
Intangible assets	2.8	8.7	13.4	**10.3**	(3.1)	8.0
Depreciation/Amortization	13.6	14.3	16.4	**17.9**	1.5	18.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

1-4 Statements of Cash Flows Data

(billions of yen)

Years Ended March 31	2005	2006	2007	Inc./(Dec.)
Net cash provided by operating activities	35.0	55.8	**30.6**	(25.2)
Net cash used in investing activities	(26.1)	(13.5)	**(44.3)**	(30.7)
Net cash used in financing activities	(17.4)	(21.2)	**(40.3)**	(19.1)
Cash and cash equivalents at end of period	79.5	100.5	**46.5**	(54.0)
Free cash flows	11.3	30.9	**10.1**	(20.8)

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Payments for acquisition of business")

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	YoY %	2008 est.
Net sales	303.6	307.9	332.0	**351.6**	105.9	382.0
Prescription pharmaceuticals	189.0	196.3	211.5	**217.0**	102.6	229.0
[Ratio of in-house developed products to prescription pharmaceuticals] (%)	[80.4]	[81.5]	[82.3]	**[82.8]**	-	-
Pharmaceuticals exports	52.1	45.9	53.9	**55.9**	103.7	58.5
Consumer health care products	19.5	18.8	17.6	**19.6**	111.6	19.5
Other (Food additives/Chemicals, etc.)	9.7	3.1	1.8	**1.2**	67.3	1.5
Industrial property rights, etc. income	33.3	43.8	47.2	**57.9**	122.8	73.5

*"Food Additives and Chemicals Division" and "Machinery Division" were split off into newly incorporated subsidiaries in April 2004 and in October 2004,

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	YoY %
Net Sales	303.6	307.9	332.0	**351.6**	105.9
Exports	85.9	88.1	99.7	**113.5**	113.8
North America	62.7	64.6	69.6	**78.6**	112.9
Europe	18.8	19.0	24.9	**28.5**	114.3
Asia and Others	4.3	4.4	5.2	**6.5**	124.5
Ratio of exports to sales (%)	28.3	28.6	30.0	**32.3**	-

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and Latin America, etc.

* Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 Description / *Product*	2004	2005	2006	**2007**	YoY %	2008 est.
Alzheimer's type dementia treatment *ARICEPT*	28.4	35.1	42.3	**49.7**	117.4	58.0
Peripheral neuropathy treatment *METHYCOBAL*	30.6	30.9	32.1	**31.4**	98.0	31.5
Proton pump inhibitor *PARIET*	14.6	19.4	27.6	**30.7**	111.3	36.0
Gastritis/gastric ulcer treatment *SELBEX*	24.4	22.7	21.7	**19.3**	89.0	20.5
Non-ionic contrast medium *IOMERON*	9.4	8.9	8.7	**8.3**	95.3	8.5
Muscle relaxant *MYONAL*	8.6	8.5	8.5	**8.2**	95.9	8.0
Osteoporosis treatment *ACTONEL*	-	-	4.0	**7.5**	186.9	9.0
Osteoporosis treatment *GLAKAY*	10.0	9.0	8.4	**7.5**	89.1	7.0
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	4.4	4.2	4.4	**4.1**	94.2	4.0
Long-acting isosorbide denigrate preparation *NITOROL-R*	5.3	4.8	4.4	**3.9**	88.2	3.5
Antiallergic agent *AZEPTIN*	3.5	3.8	2.9	**2.6**	88.9	2.0
Others	49.8	49.0	46.6	**43.9**	94.2	41.0
Prescription pharmaceuticals total	189.0	196.3	211.5	**217.0**	102.6	229.0

*The sales of *Actonel* have been booked since October 2005 after Eisai launched its marketing.

5. Exports by Products

(billions of yen)

Years Ended/Ending March 31 *Product*	2004	2005	2006	**2007**	YoY %	2008 est.
ARICEPT	16.7	21.1	22.8	**23.1**	101.3	24.5
ACIPHEX/PARIET	32.7	22.0	26.8	**28.4**	105.9	28.5
Others	2.7	2.9	4.3	**4.4**	102.4	5.5
Exports total	52.1	45.9	53.9	**55.9**	103.7	58.5

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31 Description / *Product*	2004	2005	2006	**2007**	YoY %	2008 est.
Vitamin B_2 preparation *CHOCOLA BB* Group	8.7	8.4	8.3	**8.8**	106.2	8.5
Active-type Vitamin B_{12} *NABOLIN* Group	1.5	1.4	1.4	**1.9**	137.3	2.0
JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group	2.8	2.2	1.8	**1.8**	102.2	1.5
Stomach ache and heartburn treatment *SACLON* Group	2.3	2.1	1.9	**1.8**	91.3	1.5
Others	4.3	4.7	4.2	**5.3**	127.2	6.0
Consumer health care products total	19.5	18.8	17.6	**19.6**	111.6	19.5

7. Gross Profit/Manufacturing Cost

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended March 31	2004	2005	2006	2007
Net sales	303.6	307.9	332.0	**351.6**
Cost of sales	83.5	77.7	78.0	**80.1**
Beginning inventory (+)	14.2	13.5	11.8	**12.3**
Manufacturing cost (+)	43.8	40.1	39.3	**42.0**
Product purchase (+)	30.1	24.3	26.3	**25.5**
Account transfer (+)	8.9	11.7	12.9	**15.6**
Ending inventory (-)	13.5	11.8	12.3	**15.2**
COGS ratio to net sales (%)	27.5	25.2	23.5	**22.8**
(Reversal of) provision for sales returns	0.0	(0.1)	(0.0)	**0.1**
Gross profit	220.1	230.4	254.0	**271.6**

* Manufacturing cost is being indicated on actual cost basis from this fiscal year. Past data are adjusted on the same basis.

7-2 Breakdown of Manufacturing Cost

(billions of yen)

Years Ended March 31	2004	2005	2006	2007
Total manufacturing cost	46.0	43.8	45.1	**48.2**
Raw materials	15.9	15.0	14.6	**18.1**
Labor cost	14.5	13.3	12.9	**11.9**
Expenses	15.5	15.5	17.7	**18.3**
Beginning inventory of semi-finished goods and work-in-process (+)	6.9	7.4	8.6	**9.5**
Ending inventory of semi-finished goods and work-in-process (-)	7.4	8.6	9.5	**9.4**
Account transfer (+)	(1.7)	(2.6)	(4.9)	**(6.3)**
Manufacturing cost	43.8	40.1	39.3	**42.0**

* Manufacturing cost is being indicated on actual cost basis from this fiscal year. Past data are adjusted on the same basis.

8. SG&A Expenses

8-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	2008 est.
Net sales	303.6	307.9	332.0	**351.6**	382.0
R&D expenses	67.4	77.1	92.9	**106.4**	123.0
Overseas R&D expenses	24.3	31.2	42.7	**53.6**	-
[Ratio of overseas R&D expenses to R&D expenses] (%)	[36.1]	[40.5]	[46.0]	**[50.4]**	-
Ratio of R&D expenses to net sales (%)	22.2	25.0	28.0	**30.3**	32.2

8-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	2008 est.
Net sales	303.6	307.9	332.0	**351.6**	382.0
SG&A expenses	85.6	85.6	95.8	**100.2**	107.0
Personnel expenses	38.1	35.4	34.4	**32.6**	-
Marketing expenses	30.9	32.8	37.8	**42.3**	-
Administrative expenses and others	16.6	17.5	23.5	**25.3**	-
Ratio of SG&A expenses to net sales (%)	28.2	27.8	28.8	**28.5**	28.0

8-3 SG&A Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31	2004	2005	2006	**2007**	2008 est.
Net sales	303.6	307.9	332.0	**351.6**	382.0
SG&A expenses (including R&D expenses)	153.0	162.8	188.6	**206.5**	230.0
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	50.4	52.8	56.8	**58.7**	60.2

9. Balance Sheets Data

<Assets>

(billions of yen)

March 31	2004	2005	2006	2007
Current assets	261.6	249.3	278.2	**245.7**
Fixed assets	254.0	281.3	294.7	**328.0**
Property, plant and equipment	79.2	84.1	82.7	**80.4**
Intangible assets	11.2	17.8	26.5	**30.3**
Investments and other assets	163.6	179.4	185.5	**217.4**
Total assets	515.6	530.6	572.9	**573.7**

<Liabilities and Equity>

(billions of yen)

March 31	2004	2005	2006	2007
Current liabilities	62.4	67.9	74.6	**76.9**
Long-term liabilities	48.2	30.9	33.1	**29.3**
Total liabilities	110.5	98.9	107.7	**106.2**
Owners' equity	396.7	422.8	445.4	**447.9**
Net unrealized gain and translation adjustments	8.4	9.0	19.8	**19.3**
Stock acquisition rights	-	-	-	**0.3**
Total equity	405.1	431.7	465.2	**467.5**
Total liabilities and equity	515.6	530.6	572.9	**573.7**

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

10. Personnel Information

(persons)

March 31	2004	2005	2006	2007
Total employees (permanent employees)	3,852	3,783	3,906	**4,050**
Production	867	841	817	**819**
Research and development	1,006	997	1,032	**1,101**
Sales, marketing and administration	1,979	1,945	2,057	**2,130**
Total personnel cost (billions of yen)	70.3	65.3	64.0	**60.9**

*From this fiscal year, the number of total employees consists of all employees Eisai Co., Ltd. excluding secondees to other companies and of Eisai's affiliated companies. Past data are adjusted accordingly.

11. Statements of Cash Flows

(billions of yen)

Years Ended March 31	2006	2007	Inc./ (Dec.)
Operating activities:			
Income before income taxes	66.3	**66.4**	0.1
Depreciation and amortization	16.4	**17.9**	1.5
Net increase (decrease) in notes and accounts receivables/payable-trade and inventories	(1.8)	**(13.5)**	(11.8)
Accounts payable - other/accrued expenses etc.	4.2	**4.3**	0.1
Other	(0.4)	**(12.4)**	(11.9)
[Sub-total]	84.8	**62.7**	(22.1)
Interest paid/received	1.5	**1.4**	(0.0)
Income taxes paid	(30.4)	**(33.5)**	(3.1)
Net cash provided by operating activities	55.8	**30.6**	(25.2)
Investing activities:			
Capital expenditures/payment for acquisition of business etc.	(24.9)	**(20.5)**	4.4
Purchases/proceeds from sales of securities etc.	(4.5)	**(3.6)**	0.9
Other	15.9	**(20.2)**	(36.0)
Net cash used in investing activities	(13.5)	**(44.3)**	(30.7)
Financing activities:			
Dividends paid	(21.4)	**(29.9)**	(8.5)
Purchase of treasury stock	-	**(11.1)**	(11.1)
Other	0.2	**0.7**	0.5
Net cash used in financing activities	(21.2)	**(40.3)**	(19.1)
Foreign currency translation adjustments on cash and cash equivalents	(0.0)	**0.0**	0.0
Net increase (decrease) in cash and cash equivalents	21.0	**(54.0)**	(75.0)
Cash and cash equivalents at beginning of fiscal year	79.5	**100.5**	21.0
Cash and cash equivalents at end of fiscal year	100.5	**46.5**	(54.0)

(billions of yen)

Years Ended March 31	2006	2007	Inc./ (Dec.)
Free Cash Flows	30.9	**10.1**	(20.8)

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Payments for acquisition of business")

VIII. Changes in Quarterly Results

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended March 31	2006				2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	135.8	146.8	167.3	151.3	153.9	165.4	181.4	**173.3**
Cost of sales	24.1	24.6	30.0	25.8	26.8	26.4	28.7	**27.4**
R&D expenses	19.9	24.5	22.6	26.2	24.4	27.9	26.6	**29.4**
SG&A expenses	69.3	74.9	81.7	81.8	78.7	85.6	91.9	**95.1**
Operating income	22.5	22.8	32.9	17.5	24.1	25.5	34.2	**21.4**
Non-operating income & expenses	0.9	0.9	1.4	1.1	1.0	1.1	1.9	**1.2**
Ordinary income	23.4	23.7	34.3	18.6	25.1	26.6	36.1	**22.7**
Special gain & loss	(0.2)	(0.3)	0.0	(3.5)	(0.4)	(0.0)	(0.1)	**0.4**
Income before income taxes and minority interests	23.2	23.5	34.4	15.1	24.7	26.6	36.0	**23.0**
Net income	14.9	15.2	22.0	11.3	15.8	16.7	23.3	**14.8**
Earnings per share (yen)	52.2	53.3	77.0	39.4	55.4	58.4	82.0	**52.0**

* "Cost of Sales" includes "Provision for sales returns-net".

2. Balance Sheets Data [Consolidated]

<Assets>

(billions of yen)

Years Ended March 31	2006				2007			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current assets	368.7	392.8	408.5	432.6	406.6	426.7	407.4	**441.2**
Fixed assets	293.9	300.9	303.6	314.6	318.2	324.9	349.3	**350.9**
Property, plant and equipment	123.2	124.8	125.8	128.7	127.3	128.6	130.4	**133.8**
Intangible assets	36.2	38.5	38.7	43.2	41.3	41.6	63.2	**62.6**
Investments and other assets	134.5	137.5	139.1	142.7	149.5	154.7	155.7	**154.5**
Total assets	662.6	693.6	712.1	747.2	724.8	751.6	756.6	**792.1**

<Liabilities and Equity>

(billions of yen)

Years Ended March 31	2006				2007			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current liabilities	143.2	154.4	157.2	178.2	157.7	177.1	170.1	**191.8**
Long-term liabilities	44.2	42.7	40.5	40.6	39.9	38.5	38.5	**37.6**
Total liabilities	187.4	197.1	197.6	218.7	197.6	215.7	208.5	**229.4**
Owners' equity	460.1	475.4	485.9	497.3	498.9	504.8	512.6	**527.6**
Net unrealized gain and translation adjustments	6.1	12.0	19.3	21.9	19.0	21.3	25.4	**24.8**
Stock acquisition rights	-	-	-	-	-	0.3	0.3	**0.3**
Minority interests	9.0	9.2	9.2	9.3	9.4	9.6	9.7	**9.9**
Total equity	475.2	496.5	514.4	528.5	527.3	535.9	548.1	**562.7**
Total liabilities and equity	662.6	693.6	712.1	747.2	724.8	751.6	756.6	**792.1**

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended March 31	2006				2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Capital expenditures	4.6	9.4	5.9	17.2	3.7	7.0	29.3	**12.0**
Property, plant and equipment	3.6	5.3	4.2	7.8	3.2	4.8	5.7	**9.5**
Intangible assets	1.0	4.0	1.7	9.4	0.6	2.2	23.6	**2.5**
Depreciation/Amortization	5.9	6.1	6.5	6.5	5.9	6.4	7.0	**7.6**

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Cash Flows Data [Consolidated]

(billions of yen)

Years Ended March 31	2006				2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net cash provided by operating activities	12.1	27.8	9.2	37.9	8.1	28.5	5.9	**38.7**
Net cash used in investing activities	(8.9)	(5.3)	(10.1)	(5.3)	(11.8)	(9.4)	(32.1)	**(1.9)**
Net cash provided by (used in) financing activities	(10.1)	(0.0)	(11.7)	0.0	(14.4)	(10.8)	(15.6)	**0.1**
Cash and cash equivalents at end of period	136.5	160.1	150.2	183.3	164.4	175.0	134.7	**171.1**
Free cash flows	1.3	19.4	(3.0)	25.8	0.7	21.7	(24.4)	**30.7**

* Cash used for payments for acquisition of business is classified as part of "Net cash used in financial activities" for this fiscal year. Therefore, "Payment for inventories related to the acquisition of business" classified in "Net cash used in operating activities" (1.2 billion yen) for 3rd quarter 2007, is reclassified into "Net cash used in financial activities".

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Payments for acquirement of business")

5. *ARICEPT* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2006				2007			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	9.9	10.6	12.1	9.7	11.5	12.4	14.0	**11.8**
U.S.	¥ Billions	23.5	29.1	31.6	35.6	33.1	39.6	41.7	**47.7**
	[U.S. $ Millions]	[219]	[262]	[271]	[306]	[289]	[341]	[355]	**[401]**
UK	¥ Billions	0.3	0.2	0.3	0.2	0.4	0.3	0.3	**0.3**
	[UK £ Millions]	[2]	[1]	[1]	[1]	[2]	[1]	[1]	**[1]**
France	¥ Billions	5.1	5.1	5.5	5.3	5.5	6.9	6.8	**6.6**
	[Euro Millions]	[38]	[38]	[40]	[37]	[38]	[47]	[45]	**[42]**
Germany	¥ Billions	1.9	2.1	2.1	1.8	1.8	1.8	2.0	**1.8**
	[Euro Millions]	[14]	[15]	[15]	[12]	[13]	[12]	[13]	**[12]**
Europe total	¥ Billions	7.3	7.4	7.9	7.3	7.7	9.0	9.1	**8.7**
Asia	¥ Billions	0.9	1.1	1.1	1.2	1.4	1.5	1.7	**2.0**
Total	¥ Billions	41.7	48.2	52.7	53.8	53.7	62.5	66.5	**70.2**

6. *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2006				2007			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	6.3	6.8	8.5	5.9	7.1	7.5	9.0	**7.0**
U.S.	¥ Billions	25.3	28.2	30.8	30.1	29.3	31.2	34.3	**32.1**
	[U.S. $ Millions]	[235]	[253]	[263]	[258]	[256]	[268]	[292]	**[269]**
UK	¥ Billions	1.5	1.3	1.3	1.0	1.0	1.0	0.8	**0.5**
	[UK £ Millions]	[7]	[7]	[6]	[5]	[5]	[5]	[4]	**[2]**
Germany	¥ Billions	0.3	0.3	0.4	0.3	0.3	0.6	0.7	**0.9**
	[Euro Millions]	[2]	[2]	[3]	[2]	[2]	[4]	[4]	**[6]**
Italy	¥ Billions	-	-	0.4	2.1	1.7	1.5	1.6	**1.6**
	[Euro Millions]	[-]	[-]	[3]	[15]	[12]	[10]	[10]	**[11]**
Europe total	¥ Billions	1.8	1.7	2.1	3.4	3.0	3.1	3.0	**3.0**
Asia	¥ Billions	0.7	0.8	1.0	1.0	1.1	1.2	1.1	**1.2**
Total	¥ Billions	34.1	37.4	42.4	40.4	40.5	43.0	47.5	**43.4**

7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2006				2007			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
U.S.	¥ Billions	3.6	3.9	3.7	1.5	1.0	0.6	0.9	**0.6**
	[U.S. $ Millions]	[33]	[35]	[32]	[12]	[9]	[5]	[8]	**[5]**
Europe, Asia	¥ Billions	0.0	0.1	0.1	0.2	0.3	0.4	0.5	**0.6**
Total	¥ Billions	3.6	4.0	3.9	1.7	1.3	1.0	1.4	**1.2**

8. Eisai Inc. (U.S.)

Years Ended March 31		2006				2007			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	¥ Billions	52.9	61.8	70.1	70.0	65.9	73.9	81.5	**84.4**
	[U.S. $ Millions]	[491]	[556]	[601]	[600]	[576]	[636]	[693]	**[707]**
Operating income	¥ Billions	3.0	4.9	7.0	3.7	5.5	6.9	7.6	**7.1**
	[U.S. $ Millions]	[28]	[44]	[61]	[31]	[48]	[59]	[64]	**[60]**
Net income	¥ Billions	2.0	3.4	4.8	2.9	3.9	4.7	5.9	**4.8**
	[U.S. $ Millions]	[18]	[30]	[42]	[24]	[34]	[41]	[50]	**[40]**
Operating income before royalty deduction	¥ Billions	10.3	13.6	16.5	13.9	15.2	18.1	19.5	**20.2**
	[U.S. $ Millions]	[95]	[122]	[142]	[119]	[132]	[156]	[166]	**[169]**

9. Statements of Income Data [Non-Consolidated]

(billions of yen)

Years Ended March 31	2006				2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	79.0	81.9	93.3	77.7	82.9	87.2	94.9	**86.6**
Cost of sales	19.0	18.9	22.2	17.9	19.9	20.0	21.3	**18.9**
R&D expenses	19.6	24.3	22.1	26.8	24.4	27.3	25.8	**28.8**
SG&A expenses	22.9	23.4	25.0	24.4	23.3	24.8	25.9	**26.1**
Operating income	17.5	15.3	24.0	8.6	15.3	15.1	21.9	**12.8**
Ordinary income	18.1	15.6	24.6	9.1	15.6	15.1	22.3	**12.6**
Net income	11.6	10.1	15.9	6.4	10.1	10.1	14.3	**8.3**

* "Cost of Sales" includes "Provision for sales returns-net".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended March 31	2006				2007			
Description / *Product*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Alzheimer's type dementia treatment *ARICEPT*	9.9	10.6	12.1	9.7	11.5	12.4	14.0	**11.8**
Peripheral neuropathy treatment *METHYCOBAL*	7.8	8.2	8.9	7.2	7.9	8.0	8.7	**6.9**
Proton pump inhibitor *PARIET*	6.3	6.8	8.5	5.9	7.1	7.5	9.0	**7.0**
Gastritis/gastric ulcer treatment *SELBEX*	5.4	5.5	6.0	4.8	4.9	4.9	5.5	**4.0**
Non-ionic contrast medium *IOMERON*	2.2	2.2	2.5	1.8	2.1	2.1	2.4	**1.7**
Muscle relaxant *MYONAL*	2.2	2.2	2.4	1.8	2.1	2.0	2.3	**1.8**
Osteoporosis treatment *ACTONEL*	-	-	2.6	1.5	1.9	2.0	2.1	**1.6**
Osteoporosis treatment *GLAKAY*	2.2	2.2	2.3	1.7	1.9	1.9	2.1	**1.5**
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	1.1	1.1	1.3	0.9	1.0	1.1	1.2	**0.8**
Long-acting isosorbide denigrate preparation *NITOROL-R*	1.2	1.1	1.2	0.9	1.0	1.0	1.1	**0.8**
Antiallergic agent *AZEPTIN*	0.8	0.5	0.7	0.9	0.6	0.5	0.7	**0.8**
Others	11.9	11.7	13.5	9.5	11.2	10.7	12.3	**9.6**
Prescription pharmaceuticals total	50.9	52.2	62.0	46.4	53.4	54.1	61.2	**48.2**

*The sales of *Actonel* have been booked since October 2005 after Eisai launched its marketing.

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended March 31	2006				2007			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
ARICEPT	6.3	4.8	6.1	5.5	5.4	5.9	4.7	**7.1**
ACIPHEX/PARIET	6.1	7.0	6.2	7.6	6.5	6.7	7.0	**8.2**
Others	1.2	1.0	0.9	1.2	0.6	1.4	1.1	**1.4**
Exports total	13.6	12.8	13.2	14.3	12.4	14.0	12.8	**16.7**

* "Exports total" includes bulk substance and tablets.

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended March 31	2006				2007			
Description / *Product*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Vitamin B_2 preparation *CHOCOLA BB* Group	2.0	2.2	2.5	1.6	2.1	2.3	2.5	**1.8**
Active-type Vitamin B_{12} *NABOLIN* Group	0.3	0.4	0.4	0.3	0.4	0.6	0.5	**0.4**
JUVELUX/Natural Vitamin E preparation *Vitamin-E* Group	0.4	0.5	0.6	0.3	0.4	0.5	0.5	**0.4**
Stomach ache and heartburn treatment *SACLON* Group	0.4	0.5	0.6	0.4	0.4	0.4	0.5	**0.4**
Others	0.8	0.9	1.4	1.1	1.0	1.2	1.6	**1.6**
Consumer health care total	4.0	4.5	5.4	3.7	4.3	5.0	5.7	**4.6**

IX. Major R&D Pipeline Candidates

Updates since April 2006

Approved

* 1. ***INOVELON*** approved in Europe for adjunctive therapy of Lennox-Gastaut Syndrome.

2. ***ARICEPT*** approved in U.S. for an additional indication in severe Alzheimer's disease.

* 3. ***PARIET*** approved in Japan for a new indication for *Helicobacter pylori* (*H. pylori*) eradication.

* 4. New pre-filled syringe formulation for ***NITOROL*** approved in Japan.

Filed for approval

* 1. ***GASMOTIN*** filed in Thailand for functional dyspepsia.

2. **E2014** filed in Japan for cervical dystonia.

* 3. ***ARICEPT*** filed in Europe for an additional indication in severe Alzheimer's disease.
(The application is temporarily withdrawn while discussios with regulatory authorities for reapplication are ongoing.

4. ***PARIET*** filed in Japan for a new indication in secondary treatment for *Helicobacter pylori (H. pylori)* eradication.

* 5. ***VASOLAN*** filed in Japan for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia.

* 6. An X-ray contrast medium ***IOMERON*** filed in Japan for an additional dosage & administration in CT angiography.

Progress in clinical studies

1. **E2007** entered a Phase III study for Parkinson's disease in the U.S.
2. **E5564** entered a Phase III study for severe sepsis in the U.S. and Europe.
3. **E7389** entered a Phase III study for breast cancer in the U.S. and Europe.
4. **D2E7** entered a Phase II/III study for Crohn's disease in Japan.
5. **E0302** entered a Phase II/III study for amyotrophic lateral sclerosis (ALS) in Japan.
6. **E7389** entered a Phase II study for sarcoma in Europe.
7. **E5555** entered a Phase II study for Acute Coronary Syndrome (ACS) in the U.S. and Europe.

Discontinued projects

1. The joint project for development of **TVP-1012 (rasagiline)** in the U.S. was ended.
2. The development of ***ACIPHEX*** in the U.S. for intermittent therapy for symptomatic GERD was discontinued.
3. The development of **E7070** in Japan for gastric cancer was discontinued.
(Development for other types of cancer is now being investigated in the U.S.)
4. The development of **E0167** in Japan for prevention of hepatocellular carcinoma recurrence was discontinued.

* Updates since January 2007.

1. International Development

1-1 Approved

(Product) Name (Research Code)	Region	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Oct-06	**Severe Alzheimer's Disease** Supplemental New Drug Application was approved by the FDA for severe Alzheimer's disease in addition to the previous indications for the treatment of mild-to-moderate Alzheimer's disease.	Tab.	In-house
INOVELON (E2080)	EU	Jan-07	**Anti-Epilepsy (generic name: rufinamide)** Novel anticonvulsant with efficacy in epilepsy treatment in combination with other anti-epilepsy drugs. Received approval in Europe for adjunctive therapy of Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis

1-2 Filed for Approval

(Product) Name (Research Code)	Region	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	**Vascular Dementia** Currently approved for the treatment of dementia due to Alzheimer's disease. An additional indication for the treatment of vascular dementia is being sought in the U.S.	Tab.	In-house
	(EU)	in preparation	The application in the EU for vascular dementia was withdrawn in April 2004. Supportive data showing efficacy of the compound is now being collected for resubmission of the application.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	**Liquid Formulation** Originally approved as a tablet formulation. Filed for a liquid formulation for prescription to people who have difficulty swallowing tablets.	Liquid	In-house
E2080	U.S.	Nov-05	**Anti-Epilepsy (generic name: rufinamide)** NDA for adjunctive therapy of LGS has been filed in the U.S. The compound is approved as an orphan drug in the treatment of LGS and adult partial seizures. (The brand name in the U.S. is under consideration)	Tab.	Novartis
GASMOTIN	Asia	May-07	**Gastroprokinetic Agent (generic name: mosapride citrate)** This compound is a selective serotonin 5-HT_4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Filed for functional dyspepsia in Thailand. Submission is being prepared in nine ASEAN member countries.	Tab.	Dainippon Sumitomo Pharma

NOTE: The application for *ARICEPT* is temporarily withdrawn while discussions with regulatory authorities for reapplication are ongoing.

1-3 Phase III&II

(Product Name) (Research Code)	Region	Phase	Description	Form.	Origin	Expected Application
ARICEPT (E2020) (Additional indication)	EU	III	**Dementia Associated with Parkinson's Disease** Currently indicated for the treatment of mild to moderate Alzheimer's disease. Now being tested in Phase III for dementia associated with Parkinson's disease.	Tab.	In-house	FY2007
E2007	U.S. EU	III III	**Parkinson's Disease/AMPA Receptor Antagonist** The compound selectively antagonizes the AMPA-type glutamate receptor. Development in progress for Parkinson's disease. Now being tested in Phase III in the U.S. and EU.	Tab.	In-house	FY2007
E5564	U.S. EU	III III	**Severe Sepsis/Endotoxin Antagonist (generic name: eritoran)** Synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. A Phase III study is ongoing.	Inj.	In-house	FY2009
E7389	U.S. U.S. EU	II III III	**Anti-cancer (breast cancer)/Microtubule Growth Suppressor** Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. Currently being investigated in the U.S. for breast cancer in a Subpart H[i] application study as well as in the Phase III after achieving the POC[ii] for the disease. In addition, a Phase III study has been initiated for breast cancer in Europe.	Inj.	In-house	(FY2007 Subpart H application)
AS-3201	U.S.	III	**Diabetic complications/Aldose Reductase Inhibitor** This compound is being explored as a potential treatment of diabetic complications utilizing its strong property to inhibit aldose reductase. Now being tested in Phase III for treatment of diabetic neuropathy in the U.S..	Tab.	Dainippon Sumitomo Pharma	FY2009
clevudine	Asia	being prepared for Phase III	**Anti-hepatitis B Agent (generic name: clevudine)** Clevudine is an antiviral agent which shows efficacy in treatment of chronic hepatitis caused by the hepatitis B virus through DNA polymerase inhibition. The Phase III study in China is in preparation. Submission is scheduled in FY2007 in Asian countries that do not require a new clinical study.	Cap.	Bukwang	
ARICEPT (E2020) (Additional indication)	U.S. EU	II II	**Migraine Prophylaxis** Currently indicated for the treatment of mild-to-moderate Alzheimer's disease (mild-to-severe AD in the U.S.) . Now being tested in Phase II for a new indication for migraine prophylaxis.	Tab.	In-house	
E2007	U.S. EU	II II	**Epilepsy, Multiple Sclerosis and Migraine Prophylaxis/AMPA Receptor Antagonist** The compound selectively antagonizes the AMPA-type glutamate receptor. Now being investigated as a potential treatment for epilepsy, multiple sclerosis and migraine prophylaxis.	Tab.	In-house	
E7389	U.S. EU	II II	**Anti-cancer (non-small cell lung cancer, prostate cancer, sarcoma) /Microtubule Growth Suppressor** Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. POC achieved for breast cancer and non-small cell lung cancer. Currently Subpart H application study for breast cancer as well as Phase II studies for prostate cancer and sarcoma are ongoing.	Inj.	In-house	
E5555	U.S. EU	II II	**Acute Coronary Syndrome (ACS)/Thrombin receptor antagonist** The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. A Phase II study for ACS is ongoing.	Tab.	In-house	FY2010

NOTES:

- The expected application date for *ARICEPT* for the treatment of dementia associated with Parkinson's disease in Europe has been changed from FY2006 to FY2007.
- The expected application date for E7389 for Subpart H in the U.S. for the treatment of breast cancer has been changed from FY2006 to FY2007.
- The expected application date for clevudine in the Asian countries that do not require a new clinical study has been changed from FY2006 to FY2007.
- Development of *ACIPHEX* in the U.S. for an intermitted therapy for symptomatic GERD was discontinued.
- The joint project of the development of TVP-1012 (rasagiline) was ended.

i. Subpart H application: an FDA system which gives fast track review to new drugs that shows efficacy in a severe or fatal disease that fulfils other criteria.

ii.POC (Proof of Concept): Proof of drug concept in clinical study

2. Development in Japan

2-1 Approved

(Product) Name (Research Code)	Date	Description	Form.	Origin
PARIET (E3810) (Additional indication)	Jan-07	**Eradication of *H. pylori* in Combination with Antibiotics** Currently approved for the treatment of peptic ulcers, erosive GERD, and Zollinger-Ellison syndrome in Japan. Approved for eradication of *H. pylori* in combination with antibiotics.	Tab.	In-house
NITOROL (additional formulation)	Mar-07	**Pre-filled Syringe (additional formulation)** The agent has been approved in Japan as oral and injection formulations. Pre-filled syringe formulations received approval in March 2007.	Pre-filled Syringe	In-house

2-2 Filed for Approval

(Product) Name (Research Code)	Date	Description	Form.	Origin
T-614 (Additional indication)	Sep-03	**Rheumatoid Arthritis (generic name: iguratimod)** Suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokines production. Now being investigated for chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	**Paroxysmal Atrial Fibrillation/Flutter** The compound is currently approved for the treatment of ventricular tachyarrhythmia and is being filed for the treatment of paroxysmal atrial fibrillation/flutter.	Tab.	iNova Pharma-ceuticals
ARICEPT (E2020) (Additional indication)	Dec-05	**Severe Alzheimer's disease** Currently approved for the treatment of mild-to-moderate dementia Alzheimer's disease. Submitted for a new indication for severe Alzheimer's disease.	Tab.	In-house
D2E7	Dec-05	**Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab)** Blocks the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases. An application was submitted for the treatment of Rheumatoid Arthritis.	Inj.	Abbott
PARIET (E3810) (Additional indication)	Mar-06	**Symptomatic GERD** Currently approved for treatment of peptic ulcers, erosive GERD, and Zollinger-Ellison syndrome in Japan. Submitted for treatment of symptomatic GERD.	Tab.	In-house
PARIET (E3810) (Additional indication)	Aug-06	**Secondary Eradication of *H. pylori* in Combination with Antibiotics** Filed an application for a new indication of secondary eradication of *H. pylori* (an alternative eradication for patients who do not respond to primary eradication).	Tab.	In-house
E2014	Dec-06	**Cervical Dystonia/Botulinum Toxin Type B** Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles. Filed an application for the treatment of Cervical Dystonia.	Inj.	Solstice Neuro-sciences
VASOLAN (E0103) (Additional indication)	Jan-07	**Atrial Fibrillation, Paroxysmal Supraventricular Tachycardia (PSVT)** Currently approved for Ischemic heart disease treatment. An application was submitted for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia.	Tab.	Abbott
IOMERON (E7337) (Additional dosage/administration)	Mar-07	**Nonionic X-ray Contrast Medium** Currently approved for CT (computerized tomography) angiography. An additional dosage and admin stration was filed in March 2007.	Inj.	Bracco

2-3 Phase III & II

(Product) Name (Research Code)	Phase	Description	Form.	Origin	Expected Application
KES524	III	**Obesity Management/Central Acting Serotonin & Noradrenalin Reuptake Inhibitor (generic name: sibutramine)** Inhibits the reuptake of the cerebral neurotransmitters noradrenalin and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to result in loss of body weight.	Cap.	Abbott	FY2007
E0302	II/III	**Amyotrophic Lateral Sclerosis(ALS)/mecobalamine** Mecobalamine is currently approved for treatment of peripheral neuropathy. Phase II/III study for amyotrophic lateral sclerosis (ALS) is ongoing.	Inj.	In-house	
D2E7	II/III	**Psoriasis, Crohn's disease/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab)** Filed for a new indication for rheumatoid arthritis. Now being investigated in Phase II/III for psoriasis. A Phase II/III study for Crohn's disease was recently initiated.	Inj.	Abbott	FY2007 (Psoriasis)
E7210 (Suspended)	II	**Ultrasonic Contrast Medium** Development in progress for potential Ultrasonic Contrast Medium by employing micro bubbles that reflect ultrasounds. (The Phase II study is currently suspended.)	Inj.	Bracco	

- The clinical study in Japan for E0167 for the prevention of recurrence of hepatocellular carcinoma was discontinued.
- The development of E7070 in Japan for gastric cancer was discontinued. The compound is now being investigated for other types of cancer is now being investigated in the U.S.

X. Major Events

2007

Date	Description < >=Date Announced
May	Announced basic principle and policies concerning reduction of minimum trading lots for shares <May 15>
	Announced notice on new stock issuance in the form of stock options <May 15>
	Submitted application for *Gasmotine* (gastroprokinetic agent) in Thailand for the treatment of functional dyspepsia <May 15>
	Obtained favorble ruling in *ACIPHEX* patent infringement lawsuit in the U.S. <May 12>
	Fragmin (injectable anti-clotting agent) received an FDA approval for extended treatment to reduce the recurrence of blood clots in patients with cancer <May 7>
	Introduced Chocola BB Light 2 Vitamin B2 Drink <May 7>
Apr.	Announced complete subsidarization of Sanko Junyaku <Apr. 26>
	Actonel 17.5 mg tablets (a once-weekly treatment of osteoporosis) received approval in Japan <Apr. 18>
	Completed the acquisition of a U.S. based biopharmaceutical company Morphotek Inc. <Apr. 17>
	Announced temporary withdrawal of the application for *ARICEPT* in Europe for the treatment of severe Alzheimer's disease <Apr. 13>
Mar.	Signed an agreement with Asahi Kasei Pharma Corporation for the license of vasodilator *Eril* in Korea <Mar. 26>
	Entered into an acquisition agreement with an antibody specialized biopharmaceutical company Morphotek Inc. <Mar. 22>
	Established a manufacturing subsidiary in the UK <Mar. 5>
	New formulations of a 0.05% isosorbide dinitrate injection, *Nitorol* Injection 5mg Syringe and *Nitorol* Injection 25mg Syringe, received approval in Japan
	Submitted an application for X-ray contrast medium *IOMERON* in Japan for an additional dosage & administration in CT angiography
	Established an API R&D and manufacturing subsidiary in India
Feb.	Eisai and Abbott agreed on the co-promotion of the rheumatoid arthritis drug *HUMIRA* in Taiwan and Korea <Mar. 1>
	Announced a revision of year-end dividend forecast for FY2006 (the period ending March 2007) <Feb. 2>
Jan.	*PARIET* Tablets 10mg received approval in Japan for a new indication in *Helicobacter pylori* eradication <Jan. 30>
	The anti-epilepsy agent *INOVELON* received marketing approval in Europe for adjunctive treatment of LGS <Jan. 22>
	Submitted an application for *VASOLAN* (ischemic heart disease treatment) in Japan for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia
	Eisai Research Institute of Boston opened a new facility (opened on Jan. 17)

2006

Date	Description < >=Date Announced
Dec.	Submitted an NDA in Japan for Botulinum toxin type B E2014 in treatment of cervical dystonia
Nov.	Established pharmaceutical marketing subsidiary in Portugal EF-Eisai Farmacêutica, Unipessoal Lda <Nov. 21>
	Positive opinion issued for *INOVELON* for marketing authorization by the European Committee for Medical Products for Human Use (CHMP) <Nov. 20>
	Eisai Inc in US broke ground for a new oncology facility in North Carolina (announced in the U.S. on Nov. 13)
	Launched a new RX-to-OTC switch product *HIGUARD* for allergy-related Rhinitis and Skin Problems in Japan <Oct. 31>
Oct.	Eisai's subsidiary Sanko Junyaku Co., Ltd. announced revision of forecast of annual business/year-end dividend <Oct. 30>
	The acquisition of four oncology-related products from Ligand was completed <Oct. 26>
	Eisai, Sanko Junyaku and FUJIREBIO signed a joint agreement for development of a New KL-6 Test Kit (supplementary diagnostic marker for interstitial pneumonia) compatible with the LUMIPULSE system <Oct. 19>
	Sanko Junyaku Co., Ltd. announced revision of semiannual business forecast <Oct. 19>
	ARICEPT received approval from the U.S. FDA for the treatment of severe Alzheimer's disease <Oct.14>
	Received Court decisions for summary judgment motion in US legal action over *ACIPHEX* ANDA filing <Oct. 9>
	Eisai's subsidiary KAN Research Institute relaunched operations in the Kobe Medical Industry Development Project Site <Oct.2>
	Established Eisai Clinical Research Singapore Pte. Ltd.
Sep.	Court dismissed Eisai's lawsuits against generic drug manufacturers/distributors regarding the sales of *SELBEX* 50mg based on the Japanese Unfair Competition Prevention Law <Sep. 27>
	Acquired four oncology-related products from Ligand <Sep. 8>
Aug.	Announced results of the Company's own share acquisition through ToSTNeT-2 <Aug. 30>
	Announced acquisition of the Company's own shares through ToSTNet-2 <Aug. 29>
	Commenced legal action in the United States over *ARICEPT* ODT ANDA filing <Aug. 4>
	Submitted an application for *PARIET* 10mg in Japan for secondary treatment for *Helicobacter pylori* eradication

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

(cont. from the previous page)

Date	Description < >=Date Announced
Jul.	Launched severe chronic agent *PRIALT* in the UK and Germany <Jul. 31>
	Continuation of policy for protection of the company's corporate value and common interests of shareholders was resolved in the BOD meeting <Jul. 31>
	Acquisition of treasury stock <Jul. 31>
	Concluded agreement with Solvay Pharmaceuticals Marketing & Licensing AG on co-development and distribution of pancreatic exocrine insufficiency treatment (SA-001) in Japan <Jul. 27>
	Mutually agreed with Teva to terminate collaboration agreement for rasagiline < Jul. 12>
	Announced outline of new stock option (new share subscription right) <Jul.10>
	Eisai (Singapore) Pte. Ltd. started marketing operation <Jul. 4>
Jun.	Licensed selective estrogen receptor modulators (SERMs) to Radius <Jun. 29>
	Announced allotment of stock option (new share subscription right) <Jun. 23>
May	Resolved dissolution of Eisai U.S.A. Inc. <May 19>
	Issued partial amendment of articles of corporation <May 16>
	Introduced "new share subscription right" as a stock option <May 16>
	Filed application with the MHRA for *ARICEPT* in treatment of severe Alzheimer's disease <May 16>
	Signed joint development agreement with Nitto Denko regarding transdermal patch formulation of *ARICEPT* <May 10>
	Clinical studies of the next generation of Alzheimer's Disease treatment E2012 was initiated <May 9>
	Established pharmaceutical marketing subsidiary in Singapore Eisai (Singapore) Pte. Ltd.
Apr.	Announced press release regarding reported loss of document containing personal information <Apr. 21>
	License agreement is signed with Dainippon Sumitomo Pharma regarding development, manufacturing and marketing of *GASMOTIN*, a gastroprokinetic agent, for countries including Asean members <Apr. 17>
	Established Eisai R&D Management Co., Ltd.
	The fifth Medium-term Strategic Plan "Dramatic Leap Plan" initiated

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

EISAI OBTAINS FAVORABLE RULING IN ACIPHEX® PATENT INFRINGEMENT LAWSUIT AGAINST TEVA PHARMACEUTICALS AND DR. REDDY'S LABORATORIES

Tokyo, Japan, May 12 and Woodcliff Lake, NJ, May 11, 2007 – Eisai Co., Ltd. and its U.S. subsidiary Eisai Inc. (collectively "Eisai") today announced that the United States District Court for the Southern District of New York has ruled in Eisai's favor with respect to Eisai's patent infringement lawsuit against Teva Pharmaceuticals and Dr. Reddy's Laboratories concerning *Aciphex®* (generic name: rabeprazole sodium, Product Name in Japan: *Pariet®*).

As previously announced, Eisai filed the infringement actions in November 2003 contesting Teva Pharmaceuticals and Dr. Reddy's Laboratories' submissions of abbreviated new drug applications (ANDAs) to the FDA for *Aciphex®*. In October 2006, Judge Gerard E. Lynch of the United States District Court for the Southern District of New York granted partial summary judgment to Eisai, upholding the validity of the *Aciphex®* composition of matter patent.

In this subsequent ruling, Judge Lynch has also determined that Eisai's patent is enforceable. All issues in the case have been resolved, and final judgment will be entered in favor of Eisai.

"Throughout this process we were adamant that our Company's rabeprazole composition of matter patent is valid and enforceable until its expiration date on May 8, 2013. We are pleased with the Court's decision and will continue to actively protect our intellectual property throughout the world to ensure continued production of the highest quality products for the benefit of patients and their families," said Mr. Hajime Shimizu, Chairman & CEO of Eisai Inc.

Aciphex® is classified as a proton pump inhibitor that effectively suppresses gastric acid secretion while inhibiting enzyme activity during the last phase of stomach acid secretion. *Aciphex®* was launched in the U.S. in 1999 and is currently marketed in more than 70 countries worldwide, including Japan, the U.K. and Germany. In the United States, Eisai Inc. copromotes *Aciphex®* with PriCara™, unit of Ortho-McNeil, Inc.

About Eisai Co., Ltd.

Eisai Co., Ltd. is a research-based *human health care* (*hhc*) company that discovers, develops and markets products throughout the world. Eisai's corporate *human health care (hhc)* mission is to give first thought to patients and their families, and to increase the benefits that health care provides. The company believes that increasing patient satisfaction through the development of innovative new medicines exemplifies its important mission. For more information about Eisai Co., Ltd., please visit www.eisai.co.jp/index-e.html.

About Eisai Inc.

Eisai Inc. is a U.S. pharmaceutical subsidiary of Eisai Co., Ltd. Established in 1995, Eisai Inc. began marketing its first product in the United States in 1997 and has rapidly grown to become an integrated pharmaceutical business with sales of approximately $2.2 billion in fiscal year 2005 (year ended March 31, 2006). For more information about Eisai Inc., please visit www.eisai.com.

About *Aciphex*®

Aciphex® has a well-established safety profile. The most common side effect possibly related to *Aciphex*® is headache. Symptom relief does not rule out other serious stomach conditions. Patients on warfarin (such as Coumadin®) may need to be monitored more closely by their doctor. For more information, visit www.aciphex.com or www.eisai.com.

Safe Harbor Statement

This press release may contain so-called "forward-looking statements." These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations. Risks and uncertainties particularly apply with respect to product-related forward-looking statements. Product risks and uncertainties include, but are not limited to, technological advances and patents attained by competitors; challenges inherent in new product development, including claims and concerns about product safety and efficacy; domestic and foreign healthcare reforms; trends toward managed care and healthcare cost containment; and governmental laws and regulations affecting domestic and foreign operations. Also, there are manufacturing and marketing risks and uncertainties, which include, but are not limited to, inability to build production capacity to meet demand, unavailability of raw materials, and failure to gain market acceptance. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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82-4015

RECEIVED

2007 MAY 22 A 9:17

FOR IMMEDIATE RELEASE

May 15, 2007

Company Name: Eisai Co., Ltd.
(Securities Code No. 4523
First Section of Tokyo Stock Exchange and Osaka Stock Exchange, respectively)

Representative: Haruo Naito, President & CEO

Contact: Akira Fujiyoshi, Vice President, Corporate Communications, IR
(TEL 03-3817-5120)

Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

Based on the recognition that market participation by a lot of investors is essential to healthy revitalization of stock market, Eisai Co., Ltd. ("Eisai") has been working to enhance information disclosure through wide-range IR activities, improving websites and business reports.

Eisai reduced minimum trading lots for share from 1,000 to 100 in April 2002. Consequently, the number of shareholders increased 23,164 (up 117.7%) from 19,685 (as of the end of the fourth quarter of 2002, before the reduction of minimum trading lots of share) to 42,849 (as of the end of the fourth quarter of 2007).

Volume of Eisai's stock trading at the end of the fourth quarter of 2007 also increased 36 million from the end of the fourth quarter of 2002.

Eisai continues to make any possible efforts to enhance information disclosure and contribute to further activation of stock market.

	Year-end share Price (Yen)	Number of shareholders at year end	Volume (Year-end total) (thousands of share)
Year-end 2002	3,150	19,685	233,193
Year-end 2003	2,185	30,477	197,800
Year-end 2004	2,820	29,713	223,859
Year-end 2005	3,640	25,475	205,124
Year-end 2006	5,130	30,019	245,085
Year-end 2007	5,650	42,849	269,461

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RECEIVED 82-4015

2007 MAY 22 A 9:17

FOR IMMEDIATE RELEASE

May 15, 2007

Listed Stock Name:	Eisai Co., Ltd.
Director and President & CEO:	Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Akira Fujiyoshi Vice president Corporate Communications, IR Phone 81-3-3817-5120

Notice on New Stock Issuance in the Form of Stock Options

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "the Company") resolved at a meeting on May 15, 2007 to propose at the 95th Ordinary General Meeting of Shareholders to be held on June 22, 2007 to entrust a decision of items for subscription to the Board of Directors of the Company pursuant to Articles 236, 238 and 239 of the Corporation Law as follows.

1. Reason for offering subscription to reservation rights for new shares under preferential conditions
   Reservation rights for new shares will be issued gratis to Eisai ("the Company") employees as stock options in order to provide incentive and raise morale, thereby increasing the corporate value of the Company.
2. Content of the reservation rights for new shares and other conditions including ceiling on the number of stock options
   1) Ceiling on the number of stock options
      The ceiling on the number of stock options, the content of which is stipulated in 3) below, shall be 990. Note that the ceiling on the total number of shares that can be issued by execution of these stock options shall be 99,000 ordinary shares of the Company. In the case that the number of shares to be granted is adjusted under 3) (1) below, the ceiling shall be the adjusted number of shares to be granted multiplied by the ceiling number of stock options listed above.
   2) Payment for the reservation rights for new shares
      The offering of the stock options shall not necessitate the payment of money.
   3) The content of the stock options
      (1) Type and number of shares to be used as stock options
      The type of shares to be used as stock options shall be ordinary shares. The number of shares constituting one stock option ("Number of Shares") shall be 100 shares. However, in the event that the Company carries out a stock split

(inclusive of the gratis allotment of the Company's ordinary shares; the same hereafter in relation to stock splits) after the date of resolution by the 95th Ordinary General Meeting of Shareholders ("Date of Resolution") or reverse stock split, the number of shares shall be adjusted according to the following formula. Any fraction of less than one share arising from this adjustment shall be omitted.

Adjusted Number of Shares = Pre-adjustment Number of Shares x (Reverse) Stock split ratio

In addition, the number of shares shall be adjusted rationally in the event of the occurrence, after the Date of Resolution, of unavoidable circumstances that necessitate an adjustment of the Number of Shares.

(2) Value of assets to be contributed for the exercise of stock options
The value of assets to be contributed for the exercise of stock options will be the amount to be paid per share of stock granted ("Exercise Price") multiplied by the Number of Shares. The Exercise Price shall be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange on each day (excluding days on which no trading is concluded) of the month preceding the month in which the stock option is issued ("Issue Date") ("Closing Price") with amounts less than 1 yen rounded up to the nearest yen. However, if this amount is less than the Closing Price on the Issue Date (in the event that no trading is concluded on that date, the Closing Price of the day immediately preceding the date on which no trading is concluded), the Closing Price on the Issue Date. In the event that after the Issue Date the Company carries out a stock split or reverse stock split of its ordinary shares, the Exercise Price will be adjusted according to the following formula, with resulting amounts less than 1 yen rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event that after the Issue Date the Company issues new ordinary shares or disposes of treasury stock at a price that is less than the market price (excluding the exercise of the sale of treasury stock pursuant to Article 194 of the Corporate Law [demand for sale of odd-lot shares by odd-lot shareholders]; and the exercise of reservation rights pursuant to Article 280-19 of the Commercial Code prior to the "Partial Revision of the Commercial Code" [2001 Law No. 128] or exercise of the conversion of securities to the Company's ordinary shares or exercise of the conversion of convertible shares or the exercise of reservation rights for the grant of the Company's ordinary shares including reservation rights attached to bonds with stock options), the Exercise Price shall be adjusted according to the following formula, with amounts less than 1 yen rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

In the above formula, the "Number of newly issued shares" is the total number of shares excluding treasury stock shares related to ordinary shares held by the Company. In the event treasury stock shares are disposed of, the "Number of newly issued shares" shall be read as "Number of treasury stock shares disposed of."

In addition to the above, in the event of the occurrence of matters after the Issue Date that makes adjustment of the Exercise Price necessary, such as the gratis allotment of other types of shares to ordinary shareholders and the paying of dividends to ordinary shareholders of the shares of other companies, the Exercise Price shall be adjusted within rational bounds after taking into consideration the conditions, etc., of such allotments, dividends, etc.

(3) Exercise period for stock options

From July 9, 2009 until June 22, 2017

(4) Matters related to increase in capital and capital reserve upon the issuance of shares through the exercise of reservation rights for new shares

i) The amount of capital that will increase in the event of the issuance of shares due to the exercise of reservation rights for new shares shall be one-half the ceiling on the increase in capital, etc., as calculated according to Article 40 Paragraph 1 of the Company Calculation Regulations, with fractions under 1 yen rounded up to the nearest yen.

ii) The amount of capital reserve that will increase in the event of the issuance of shares due to the exercise of reservation rights for new shares shall be the above listed (i) ceiling on the increase in capital, etc., minus the increase in capital as stipulated by (i) above.

(5) Restrictions on the acquisition of reservation rights for new shares through transfer

The acquisition of reservation rights for new shares by transfer shall require the approval of the Company's Board of Directors.

(6) Conditions for acquisition of reservation rights for new shares

When approval is granted for proposals i), ii), iii), iv) or v) below by resolution of the Company's General Meeting of Shareholders (or, in the case that the resolution of the General Meeting of Shareholders is not required, when approval is granted by resolution of the Company's Board of Directors or the Representative Executive Officer), the Company may acquire, free of charge, on the date separately stipulated by the Board of Directors, reservation rights for new shares.

i) Proposal for the approval of merger agreements in which the Company will become the expired corporation

ii) Proposal for the approval of spin-off agreements or spin-off plans in which the Company will become a spin-off company

iii) Proposal for the approval of share exchanges or share transfer plans in which the Company will become a 100% subsidiary.

iv) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition of relevant shares by transfer as part of all shares issued by the Company

v) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition, by transfer, of relevant shares to be issued for the purpose of stock options or the Company's acquisition of all shares of this relevant type through resolution of the General Meeting of Shareholders.

(7) Granting of reservation rights for new shares in the event of the Company's organizational restructuring and conditions of granting

In the event that the Company merges (limited to the case that the Company ceases to exist as a result), merges and spins-off, newly spins-off, exchanges shares or relocates shares (referred to as "Organizational Restructuring" in whole,) shares will be granted under the following conditions to those who hold the remaining reservation rights for new shares ("Remaining Reservation Rights for New Shares") for joint stock companies as listed in Article 236 Paragraph 1-8 イ to ホ of the Corporate Law ("Reorganized Company") just before the organizational restructuring came to effect. In this event, the Remaining Reservation Rights shall expire, and the Reorganized Company shall newly issue reservation rights for new shares. However, this shall be limited to the case that the granting of reservation rights for new shares according to the following conditions are stipulated in the merger by absorption agreement, new merger agreement, merger and spin-off agreement, new spin-off plan, share exchange agreement or share relocation plan.

i) Number of stock options to be granted by the Reorganized Company

The same number of stock options as those possessed by remaining holders of reservation rights for new shares shall be granted respectively.

ii) Type of shares for the purpose of stock options of the Reorganized Company

Ordinary shares of the Reorganized Company.

iii) Number of Shares for the purpose of stock options of the Reorganized Company

To be determined according to (1) above after taking into consideration the conditions, etc., for Organizational Restructuring.

iv) Value of assets to be contributed for the exercise of stock options

The value of the asset to be contributed upon the exercise of each stock option shall be the amount paid, derived after adjusting the Exercise Price as stipulated by (3) above, multiplied by the number of shares of the Reorganized Company for the purpose of stock options determined pursuant to iii above with consideration to the conditions, etc., for Organizational Restructuring.

v) Period during which reservation rights for new shares may be exercised

The period during which reservation rights for new shares may be exercised shall commence from which ever is later of the commencement date for the exercise of reservation rights for new shares as stipulated by (3) above or the effective date of Organizational Restructuring, and shall end on the expiration date for the exercise of reservation rights for new shares as stipulated by (3) above.

vi) Matters related to the capital and capital reserve increased in the case of the issuance of shares through the exercise of reservation rights for new shares

To be determined according to (4) above.

vii) Restrictions on the acquisition of reservation rights for new shares by transfer

The acquisition of reservation rights for new shares by transfer shall require the approval of the Board of Directors of the Reorganized Company.

viii) Conditions for the acquisition of reservation rights for new shares

To be determined according to (6) above.

(8) Arrangement for any fraction less than one share arising from exercising of the reservation rights for new shares

When there is any fraction less than one share in the Number of Shares to be granted to those who exercise the reservation rights for new shares, such fraction shall be omitted.

END